Exhibit 99.2
CURALEAF HOLDINGS, INC.
Condensed Interim Consolidated Financial Statements (Unaudited)

As of March 31, 2025 and December 31, 2024
and
For the Three Months Ended March 31, 2025 and 2024
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Balance Sheets (Unaudited)
(in thousands)

		As of
	Note	March 31, 2025	December 31, 2024
Assets		Unaudited	Audited
Current assets:
Cash, cash equivalents and restricted cash	3	$121,867	$107,226
Accounts receivable, net of allowance for credit losses of $2,121 and $2,722, respectively	7,28	65,283	66,031
Inventories, net	8	225,227	220,654
Assets held for sale	5,6	2,064	7,191
Prepaid expenses and other current assets		30,859	28,128
Notes receivable - current	9	622	451
Total current assets		445,922	429,681
Deferred tax asset		524	401
Note receivable - net of current	9	3,157	2,037
Property, plant and equipment, net	10, 12	546,152	546,426
Right-of-use assets, finance lease, net	11	105,681	105,168
Right-of-use assets, operating lease, net	11	115,790	116,519
Intangible assets, net	13	1,068,628	1,085,397
Goodwill	4, 13	631,816	628,884
Income tax receivable		15,422	20,041
Investments and other assets	14, 28	14,335	14,982
Total assets		$2,947,427	$2,949,536

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Balance Sheets (Unaudited)
(in thousands)

		As of
	Note	March 31, 2025	December 31, 2024
Liabilities, Temporary equity and Shareholders’ equity		Unaudited	Audited
Current liabilities:
Accounts payable		$74,432	$79,129
Accrued expenses	15	92,416	102,188
Income tax payable		26,723	23,414
Lease liabilities, finance - current	11	10,546	10,995
Lease liabilities, operating - current	11	18,536	17,333
Notes payable - current	16, 27	43,252	101,723
Contingent consideration liability - current	4,28	3,645	3,310
Deferred consideration liability - current	4	30,790	33,068
Financial obligations - current	12	6,177	7,208
Liabilities held for sale	5,6	7,583	8,905
Other current liabilities		2,131	652
Total current liabilities		316,231	387,925
Deferred tax liability		242,500	244,601
Notes payable - net of current	16, 27	517,936	466,897
Lease liabilities, finance - net of current	11	151,801	150,683
Lease liabilities, operating - net of current	11	104,526	106,192
Uncertain tax position		437,363	392,188
Contingent consideration liability - net of current	4,28	2,395	2,837
Deferred consideration liability - net of current	4	2,000	2,000
Financial obligations - net of current	12	208,443	201,687
Other long-term liabilities		1,132	1,133
Total liabilities		1,984,327	1,956,143

Commitment and contingencies	26

Temporary equity:
Redeemable non-controlling interest contingency	18	149,079	132,179

Shareholders’ equity:
Additional paid-in capital	17	2,245,275	2,237,468
Accumulated other comprehensive loss		(14,017)	(20,080)
Accumulated deficit		(1,417,237)	(1,356,174)
Total shareholders’ equity		814,021	861,214
Total liabilities, temporary equity and shareholders’ equity		$2,947,427	$2,949,536

The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Operations (Unaudited)
(in thousands, except for share and per share amounts)

		Three months ended March 31,
	Note	2025	2024
Revenues, net:	23
Retail and wholesale revenues		$308,366	$337,577
Management fee income		1,641	1,355
Total revenues, net		310,007	338,932
Cost of goods sold	8, 10, 11	154,833	178,028
Gross profit		155,174	160,904
Operating expenses:
Selling, general and administrative	20	107,284	104,392
Share-based compensation	19	4,624	7,509
Depreciation and amortization	10,11,13	35,440	36,301
Total operating expenses		147,348	148,202
Income from continuing operations		7,826	12,702
Other income (expense):
Interest income		171	17
Interest expense	16	(14,161)	(15,363)
Interest expense related to lease liabilities and financial obligations	11, 12	(11,084)	(10,416)
(Loss) gain on impairment	10	(3,695)	3,926
Other income (expense), net	22	3,003	(2,353)
Total other expense, net		(25,766)	(24,189)
Loss before provision for income taxes		(17,940)	(11,487)
Provision for income taxes		(36,855)	(40,090)
Net loss from continuing operations		(54,795)	(51,577)
Net (loss) income from discontinued operations	6	(5,451)	567
Net loss		(60,246)	(51,010)
Less: Net income (loss) attributable to non-controlling interest	2,18	817	(2,697)
Net loss attributable to Curaleaf Holdings, Inc.		$(61,063)	$(48,313)

Per share – basic and diluted:(1)	24
Net loss per share from continuing operations, net of the loss per share and excess redemption value attributable to non-controlling interest		$(0.09)	$(0.07)
Net (loss) income per share from discontinued operations		(0.01)	—
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted		$(0.10)	$(0.07)
Weighted average common shares outstanding – basic and diluted		744,898,937	736,147,618

(1) While the recognition of excess redemption value only impacts the Consolidated Balance Sheets, ASC 480-10, Distinguishing Liabilities from Equity (“ASC 480-10”), requires the excess redemption value be factored into the Company's computation of earnings per share - basic and diluted. See Note 24 — Earnings per share for further details.

The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
(in thousands)

	Three months ended March 31,
	2025	2024
Net loss from continuing operations	$(54,795)	$(51,577)
Effect of exchange rate differences	6,063	(5,501)
Net comprehensive loss from continuing operations	(48,732)	(57,078)
Net comprehensive (loss) income from discontinued operations	(5,451)	567
Net comprehensive loss	(54,183)	(56,511)
Less: Net comprehensive income (loss) attributable to non-controlling interest	817	(4,305)
Net comprehensive loss attributable to Curaleaf Holdings, Inc.	$(55,000)	$(52,206)
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Temporary Equity and Shareholders’ Equity (Unaudited)
(in thousands, except for share amounts)

		Redeemable non-controlling interest contingency	Common shares		Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
			Number of Shares
	Note		SVS*	MVS*
Balances as of December 31, 2023		$120,650	639,757,098	93,970,705	$2,204,318	$(1,050)	$(11,875)	$(1,140,751)	$1,050,642
Issuance of shares in connection with acquisitions	4	—	202,808	—	816	—	—	—	816
Acquisition related deferred equity consideration	4	—	2,367,000	—	11,480	—	—	—	11,480
Foreign currency translation loss		(1,608)	—	—	—	—	(3,893)	—	(3,893)
Exercise of stock options	19	—	50,460	—	84	—	—	—	84
Issuance of SVS* for settlement of RSUs*	19	—	1,471,969	—	—	—	—	—	—
Issuance of SVS* for settlement of PSUs*	19	—	325,248	—	—	—	—	—	—
Share-based compensation	19	—	—	—	7,509	—	—	—	7,509
Net loss		(2,697)	—	—	—	—	—	(48,313)	(48,313)
Balances as of March 31, 2024		$116,345	644,174,583	93,970,705	$2,224,207	$(1,050)	$(15,768)	$(1,189,064)	$1,018,325

Balances as of December 31, 2024		$132,179	656,088,216	93,970,705	$2,237,468	$—	$(20,080)	$(1,356,174)	$861,214
Extinguishment of convertible notes by issuance of SVS	16	—	4,282,596	—	16,500	—	—	—	16,500
Foreign currency translation gain		2,756	—	—	—	—	6,063	—	6,063
Exercise of stock options	19	—	100,000	—	10	—	—	—	10
Issuance of SVS* for settlement of RSUs*	19	—	1,668,625	—	—	—	—	—	—
Issuance of SVS* for settlement of PSUs*	19	—	359,948	—	—	—	—	—	—
Excess redemption value above carrying value	18	13,327	—	—	(13,327)	—	—	—	(13,327)
Share-based compensation	19	—	—	—	4,624	—	—	—	4,624
Net loss		817	—	—	—	—	—	(61,063)	(61,063)
Balances as of March 31, 2025		$149,079	662,499,385	93,970,705	$2,245,275	$—	$(14,017)	$(1,417,237)	$814,021

*as defined herein
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Three months ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss from continuing operations	$(54,795)	$(51,577)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation and amortization	49,358	51,946
Share-based compensation	4,624	7,509
Non-cash interest expense	1,772	3,688
Amortization of operating lease right-of-use assets	4,379	5,318
Loss (gain) on impairment	3,695	(3,926)
Gain on extinguishment of debt	(1,487)	—
Loss (gain) on disposal of assets	1,076	(333)
(Gain) loss on investment	(277)	2,615
Non-cash adjustments to inventory	(315)	1,261
Allowance for credit losses	(203)	22
Deferred taxes	(4,106)	(2,589)
Other non-cash expenses (income)	206	(118)
Changes in assets and liabilities:
Accounts receivable, net	1,780	(12,643)
Inventories, net	(3,520)	(3,966)
Prepaid expenses and other current assets	(2,587)	(1,219)
Income tax receivable	4,621	7,017
Assets held for sale, net of Liabilities held for sale	1	97
Investments and other assets	636	189
Accounts payable	(5,017)	(5,502)
Accrued expenses and other liabilities	(2,126)	15,978
Income tax payable	48,396	37,275
Lease liabilities, operating	(4,333)	(4,976)
Net cash provided by operating activities from continuing operations	41,778	46,066
Net cash used in operating activities from discontinued operations	(1,543)	(2,290)
Net cash provided by operating activities	40,235	43,776

Cash flows from investing activities:
Purchases of property, plant and equipment	(16,255)	(12,996)
Disposals of property, plant and equipment	200	—
Proceeds from sale of entities	—	1,500
Acquisition-related cash payments, net of cash acquired	—	(2,526)
Purchases of intangibles	(226)	(5,105)
Cash acquired from acquisition	—	48
Purchase of investments	(277)	—
Issuance of notes receivable to third parties	(1,206)	(814)
Payments received on notes receivables issued to third parties	267	—
Net cash used in investing activities from continuing operations	(17,497)	(19,893)
Net cash provided by investing activities from discontinued operations	—	2,345
Net cash used in investing activities	(17,497)	(17,548)

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Three months ended March 31,
	2025	2024
Cash flows from financing activities:
Proceeds from debt financing	19,681	—
Payments of debt issuance costs	(950)	—
Principal payments on finance lease liabilities	(2,474)	(2,227)
Principal payments on notes payable	(18,214)	(9,372)
Principal payments on financial obligations	(1,774)	(1,351)
Exercise of stock options	10	84
Payments of deferred consideration	(3,000)	—
Net cash used in financing activities from continuing operations	(6,721)	(12,866)
Net cash used in financing activities from discontinued operations	—	(84)
Net cash used in financing activities	(6,721)	(12,950)

Net increase in cash, cash equivalents and restricted cash	16,017	13,278
Cash, cash equivalents and restricted cash, beginning of period	107,226	91,818
Effect of exchange rate differences	(1,376)	(67)
Cash, cash equivalents and restricted cash, end of period	$121,867	$105,029

Non-cash investing & financing activities:
Purchases of property, plant and equipment included in accounts payable and accrued expenses	$2,448	$502
Issuance of notes in connection with sale of entities	—	2,200
Issuance of SVS* in connection with acquisitions	—	12,296
Deferred consideration incurred in connection with acquisitions	—	1,223
Forgiveness of promissory note in connection with acquisition	—	7,672
Non-cash additions to finance and operating right-of-use assets	8,443	975
Extinguishment of convertible notes by issuance of SVS	16,500	—
Non-cash proceeds from Note Exchange (as defined herein)	7,000	—
Excess redemption value above carrying value	13,327	—

Supplemental disclosure of cash flow information:
Cash paid for taxes	$1,610	$1,104
Cash paid for interest	16,530	14,799
*as defined herein
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Explanatory Note
Unless otherwise noted or the context otherwise requires, all information provided in the Condensed Interim Consolidated Financial Statements (Unaudited) as of March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024 and the accompanying notes (collectively, the “Notes to the Consolidated Financial Statements”) and (together, the “Consolidated Financial Statements”) is given as of March 31, 2025, and references to the “Company” or “Curaleaf” refer to Curaleaf Holdings, Inc. (the “Company”), its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest.
Note 1 — Operations of the Company
The Company is a leading producer and distributor of consumer products in cannabis, including hemp-derived THC products, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Find, JAMS, Grassroots, Select, Reef and its line of hemp-derived THC beverages, provide industry-leading services, product selection and accessibility across the medical and adult use markets in the United States (“U.S.”). Internationally, the Company has a cannabis business with licensed cultivation in Portugal and Canada, pharma grade cannabis processing and manufacturing facilities in Germany, Spain, Canada, Portugal and the United Kingdom (“U.K.”) and licensed distribution of cannabis in Germany, Poland, Canada, Switzerland and the U.K. In the U.K., the Company also operates a medical cannabis clinic and holds a pharmacy license, enabling the retail supply of medical cannabis directly to patients. Finally, the Company supplies cannabis on a wholesale basis to Australia, New Zealand, U.K. and across Europe, including Germany, Italy, Poland, Czech Republic, Switzerland, Sweden and Norway.
The Company’s subordinate voting shares (“SVS”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “CURA” and quoted on the OTCQX® Best Market under the symbol “CURLF”.
The principal business address of the Company is located at 290 Harbor Drive, Stamford, Connecticut 06902. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.
Note 2 — Basis of presentation and consolidation
The Consolidated Financial Statements (Unaudited) have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (the “FASB”). The significant accounting policies described in Note 3 — Significant accounting policies have been applied consistently to all periods presented.
The Consolidated Financial Statements (Unaudited) should be read in conjunction with the audited consolidated financial statements for Curaleaf Holdings, Inc. as of and for the years ended December 31, 2024 and 2023 and the accompanying notes thereto (collectively, the “Annual Financial Statements”) as well as the Company’s annual information form for the year ended December 31, 2024 (the “Annual Information Form”). Copies of the Annual Financial Statements and the Annual Information Form are available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the Company’s financial position, results of operations and cash flows for the quarterly periods presented.
The Consolidated Financial Statements (Unaudited) include estimates and assumptions of management that affect the amounts reported in the Consolidated Financial Statements (Unaudited). Actual results could differ from these estimates.
Functional and presentation currency
The Consolidated Financial Statements (Unaudited) are presented in U.S. dollar (“USD”), which is the reporting currency of the Company, unless otherwise noted. The functional currency of the Company and the domestic entities reflected in the Consolidated Financial Statements is the USD, and the functional currency of each of the Company’s international entities is the currency of the economic environment in which its primary operations are conducted. The financial accounts of the Company’s international subsidiaries are translated to USD using exchange rates at specific reporting dates or average rates

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
over the reporting period, as applicable. Unrealized gains and losses resulting from foreign currency translation adjustments are recognized within Accumulated other comprehensive loss, which is a component of Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). Realized transactional exchange gains and losses are included in Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Basis of measurement
The Consolidated Financial Statements (Unaudited) have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.
Basis of consolidation
The Consolidated Financial Statements (Unaudited) include all the accounts of the Company, its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest, through management service agreements (“MSAs”) or other financing arrangements.
All intercompany balances and transactions have been eliminated in consolidation. See Note 3 — Significant accounting policies.
Non-controlling interests (“NCI”)
NCI in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value, and the gain or loss triggered by any difference between the carrying value and fair value of the retained interest is included in Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
NCI with redemption features, such as put and call options, that are not solely within the Company’s control are considered redeemable non-controlling interests (“Redeemable NCI”). Redeemable NCI is considered to be temporary equity and are reported in the mezzanine section between Commitment and contingencies and Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). Redeemable NCI is recorded at the greater of the carrying value, which is adjusted for the NCI’s share of net income or loss generated over the reporting period and the estimated redemption value at the end of the reporting period. In instances where the redemption value of Redeemable NCI is greater than its carrying value and redemption is at least probable, the Company has elected to immediately recognize the entire adjustment through Additional paid in capital on the Condensed Interim Consolidated Balance Sheets (Unaudited). This election provides for a more immediate and transparent reflection of the economic impact associated with changes in redemption value, as opposed to accreting the difference over time.
See Note 18 — Redeemable non-controlling interest for further details.
Note 3 — Significant accounting policies
Variable interest entities
The Company consolidates legal entities in which it holds a controlling financial interest. Determining whether it has a controlling financial interest, which is defined by Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”), as the power to direct the activities of a variable interest entity (“VIE”) that most significantly impact the VIE’s economic performance and the obligation to absorb losses of and the right to receive benefits from the VIE that could be potentially significant to the VIE. See Note 2 — Basis of presentation and consolidation and Note 29 — Variable interest entities for further details about the entities consolidated by the Company under the VIE consolidation model.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Cash, cash equivalents and restricted cash
Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash, with original maturities of three months or less, and cash held at retail locations. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) up to $250,000. The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed federally insured limits. As of March 31, 2025 and December 31, 2024, the Company had a restricted cash balance of $14.3 million and $14.2 million, respectively, related to full collateralization of the Company’s borrowings under its asset-based revolving credit facility and standby letter of credit with East West Bank (“EWB”). Fluctuations in the Company’s restricted cash balance are driven primarily by fluctuations between the functional currencies of its international subsidiaries and the USD.
Accounts receivable, net
The Company maintains an allowance for expected credit losses to reflect the potential uncollectability of accounts receivable, based on historical credit loss information as adjusted for current conditions, reasonable and supportable forecasts and the risk characteristics of specific receivables. If current or expected future economic trends, events or changes in circumstances indicate that specific receivable balances may not be collectible, further consideration is given to the collectability of those balances, and the allowance for expected credit losses is adjusted accordingly. Accounts receivable are written off after exhaustive collection efforts occur, and the receivable is deemed uncollectible. The allowance for expected credit losses is recorded within Accounts Receivable, net on the Condensed Interim Consolidated Balance Sheets (Unaudited). See Note 7 — Accounts receivable, net for further detail.
Prepaid expenses and other current assets
Prepaid expenses primarily result from advance cash payments made by the Company to its vendors in exchange for goods and services. Upon recognition, the advance payments, measured at cost, are capitalized on the Company’s Condensed Interim Consolidated Balance Sheets (Unaudited) until the related goods are received and/or services performed. The Company amortizes its Prepaid expenses, based on the passage of time or as the related assets and/or services are expected to be consumed, which is recognized in the Company’s Condensed Interim Consolidated Balance Sheets (Unaudited). As of March 31, 2025 and December 31, 2024, Prepaid expenses totaled $27.9 million and $25.0 million, respectively.
Other current assets, expected to be realized within 12 months of the reporting period, consist primarily of non-income tax receivables. As of March 31, 2025 and December 31, 2024, Other current assets totaled $3.1 million and $3.0 million, respectively.
Notes receivable
Notes receivables are recognized and measured at amortized cost, representing the initial carrying amount adjusted for any subsequent amortization of principal, accretion of paid-in-kind interest and any expected credit losses. Interest income on notes receivables is recognized using the effective interest rate method, allocating interest income over the relevant period, based on the carrying amount of the asset and the effective interest rate. See Note 9 — Notes receivable for further detail.
Inventories, net
Inventories, including packaging and supplies, are stated at the lower of cost or net realizable value (“NRV”). NRV is the estimated selling price in the ordinary course of business less estimated costs to sell.
The Company utilizes a standard costing methodology to value its inventories. Standard costs are reviewed periodically and adjusted to approximate weighted average cost. The direct and indirect costs of inventories include materials, labor and depreciation expense. All direct and indirect costs related to inventories are capitalized as they are incurred and subsequently recorded at the time the inventoried product is sold within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited).
The Company reviews and recognizes inventory writedowns for inventories that are aged, obsolete, unsellable, not compliant with the Company’s quality standards or that have experienced a decline in carrying value in excess of the respective estimated NRV. Inventory writedowns are presented within Cost of goods sold on the Condensed Interim

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Consolidated Statements of Operations (Unaudited) and are not reversed in subsequent periods. See Note 8 — Inventories, net for further detail.
Property, plant and equipment, net
Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the property, plant and equipment to its residual value as follows:

Asset class	Estimated useful lives
Land	Indefinite life
Information technology	3 years
Furniture and fixtures	3-7 years
Licenses	5-30 years
Building and improvements	15-39 years
Leasehold improvements	Shorter of useful life or remaining lease term
Property, plant and equipment held for sale are recorded at estimated fair value less costs to sell and depreciation is ceased.
The Company reviews the estimated useful lives, residual values and depreciation methods of the Company’s property, plant and equipment at each fiscal year-end, and any adjustments deemed to be appropriate are applied prospectively. Construction in progress is measured at cost and, upon completion, is reclassified to one of the four asset classes noted in the above table, depending on the nature of the associated assets. Depreciation commences upon property, plant and equipment becoming available for its intended use. Subsequent expenditures on in-service property, plant and equipment are capitalized if it is probable that the expenditure will provide future economic benefits to the Company beyond those initially expected. The Company categorizes leasehold improvements within Building and improvements.
Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from their use. Any gain or loss arising from the derecognition of property, plant and equipment (calculated as the difference between net disposal proceeds and the carrying value of the property, plant and equipment) is recognized in Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited). See Note 10 — Property, plant and equipment, net for further detail.
Intangible assets, net
Intangible assets consist of assets the Company acquired individually or as a group of assets in a business combination or asset acquisition. In addition, the Company recognizes as intangibles licenses obtained from regulatory bodies in order to enter a new market. An intangible asset acquired in a business combination or asset acquisition is initially recognized based on its relative fair value at the date of acquisition; while non-acquired licenses are measured at cost.
Upon initial recognition, an intangible asset is assigned an estimated useful life, which represents the period over which the intangible asset is expected to contribute directly or indirectly to the future cash flows of the Company. Subsequently, the intangible asset is amortized on a straight-line basis over its estimated useful life, which is recognized within Depreciation and amortization on the Company’s Condensed Interim Consolidated Statements of Operations (Unaudited).
The Company’s range of estimated useful life by asset class are as follows:

Asset class	Estimated useful lives
Non-compete agreements	1-15 years
Trade names	1-20 years
Intellectual property and know-how	5-15 years
Licenses and service agreements	5-30 years
The Company does not have any intangible assets with indefinite useful lives.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company reviews the estimated useful lives, residual values and amortization methods of the Company’s intangible assets at each fiscal year-end, and any adjustments deemed to be appropriate are applied prospectively. See Note 13 — Intangible assets, net and Goodwill for further detail.
Leases
The Company evaluates contract terms to determine whether the contract constitutes a lease or includes an embedded lease component. If a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, the Company deems that contract a lease or as containing an embedded lease and evaluates whether the lease arrangement is classified as a finance lease or operating lease at inception. For lease arrangements with an initial term in excess of 12 months, the Company recognizes a lease liability equal to the present value of future lease payments and recognizes a right-of-use (“ROU”) asset equal to the lease liability, subject to certain adjustments. For lease arrangements with an initial term of 12 months or less, the Company does not recognize a lease liability and ROU asset; instead, the Company recognizes the related lease payments as lease expense on a straight-line basis over the lease term, which is recognized within Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited). The Company uses its incremental borrowing rate to determine the present value of remaining lease payments, unless the rate implicit in the lease is readily determinable. The Company has elected to combine separate lease and non-lease components into a single lease component for all classes of its leased assets.
Lease payments are in-substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate. Typically, the Company enters into real estate leases that require additional payments for taxes, insurance, maintenance and other common area charges. These expenses are considered non-lease components. If the non-lease components are fixed, the Company accounts for its real estate leases and related fixed non-lease components together as a single lease component used to measure its ROU assets and lease liabilities. If the non-lease components are variable, the variable payments are excluded from the Company’s measurements of its ROU assets and lease liabilities and are expensed as incurred through either Cost of goods sold or Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited).
ROU assets are amortized on a straight-line basis over the earlier of the useful life of the ROU asset or the end of the lease term. On the Condensed Interim Consolidated Statements of Operations (Unaudited), amortization of operating lease ROU assets and reduction of operating lease liabilities is recognized as lease expense, and amortization of finance ROU assets is recognized within Depreciation and amortization. In addition, the Company records interest expense on its finance lease liabilities using the effective interest method, which is recognized within Interest expense related to lease liabilities and financial obligations on the Condensed Interim Consolidated Statements of Operations (Unaudited).
The term the Company assigns to a lease arrangement at commencement is determined based on the noncancellable period for which the Company has the right to use the underlying leased asset as well as any periods covered by extension options that the Company is reasonably certain to exercise or the exercise of which is controlled by the lessor. The Company considers a number of factors when evaluating whether the extension options in its lease arrangements are reasonably certain of exercise, including the location of the leased asset, the length of time before the options can be exercised, expected value of the leased assets at the end of the initial lease terms, relevance of the leased assets to the Company's operations and the cost of negotiating a new lease.
The Company occasionally enters into subleasing arrangements, whereby the Company, as the original lessee, leases the underlying asset to a third party while the original lease arrangement (the “head lease”) remains in effect. Pursuant to ASC 842, Leases (“ASC 842”), the Company separates the head lease from the sublease to determine the appropriate accounting, as each contract is, typically, negotiated separately from the other, and the Company’s obligation associated with the head lease is not extinguished upon creation of the sublease.
When a sublease agreement relieves the Company of its primary obligation under the head lease, the related ROU asset and lease liability are derecognized, with any resulting gain or loss recognized Other income (expense), net in the Condensed Interim Consolidated Statements of Operations (Unaudited). If the Company remains secondarily liable, a guarantee obligation would also be recognized. Conversely, if the sublease arrangement does not relieve the Company of its primary obligation under the head lease, the accounting for the original lease agreement remains unchanged, and the Company accounts for the sublease separately as a lessor.
See Note 11 — Leases for further detail.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Failed Sale Leasebacks
The Company has historically entered into transactions wherein the Company sold real estate property or equipment to a buyer and simultaneously leased back all, or a portion of, the same asset for all, or part of, the asset’s remaining useful life. Transactions such as these are evaluated to determine whether sale leaseback accounting is required. When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing transaction, and the Company recognizes a financial liability for the sale proceeds, within Financial obligations - current and Financial obligations - net of current on the Condensed Interim Consolidated Balance Sheets (Unaudited). The Company retains the underlying asset in Property, plant and equipment, net and continues to depreciate the asset, based upon the Company’s depreciation policy, over its remaining useful life. The Company uses the effective interest method to allocate associated cash payments between the reduction of the Financial obligations’ principal balance on the Condensed Interim Consolidated Balance Sheets (Unaudited) and the recognition of interest expense within Interest expense related to lease liabilities and financial obligations on the Condensed Interim Consolidated Statements of Operations (Unaudited).
See Note 12 — Failed sale leaseback arrangements for further detail.
Impairment of long-lived assets
The Company evaluates the recoverability of its long-lived assets, including property, plant and equipment, ROU assets, definite lived intangible assets and equity investments, whenever events or changes in circumstances indicate that the carrying value of a long-lived asset, or asset group, may not be recoverable. When the Company determines that the carrying value of its long-lived assets may not be recoverable, these long-lived assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use and eventual disposition of the long-lived assets. If the carrying value of a long-lived asset, or asset group, exceeds its fair value, an impairment loss equal to the excess is recognized within (Loss) gain on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited), during the period in which the impairment is identified. Pursuant to U.S. GAAP, impairment losses recognized in prior reporting periods are irreversible.
Goodwill
Goodwill represents the excess of the consideration transferred for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit.
Impairment of goodwill
Goodwill is not subject to amortization and is tested annually for impairment, as of October 1 of each year, or more frequently if events or changes in circumstances indicate that the Company’s goodwill might be impaired. The Company’s goodwill is deemed to be impaired if the carrying value of a reporting unit, including allocated goodwill, exceeds its fair value (but not below zero), as determined using both an income and a market approach. To determine whether the Company’s goodwill should be tested for impairment outside of the annual cadence, the Company performs a quarterly qualitative assessment to identify potential indicators of impairment, such as significant underperformance relative to historical or projected future operating results, significant changes in the Company’s manner of use of the acquired assets or strategy for the overall business, a significant decrease in the market value of the acquired assets or significant negative industry or economic trends.
Goodwill is tested for impairment at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment and represents a component, or group of components, for which discrete financial information is available and reviewed regularly by segment management.
If the carrying value of a reporting unit exceeds its fair value, the Company recognizes an impairment loss equal to the excess carrying value within (Loss) gain on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited), during the period in which the impairment is identified.
See Note 13 — Intangible assets, net and Goodwill for further detail.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Deferred charges: debt financing
The Company’s deferred charges include financing costs and debt discounts or debt premiums that were incurred in connection with its execution of new, or modification of existing, debt financing. Deferred charges related to term loans are netted against the carrying amount of the debt within Notes payable - net of current on the Condensed Interim Consolidated Balance Sheets (Unaudited). Deferred charges related to revolving lines of credit are capitalized within Prepaid expenses and other current assets or Investments and other assets on the Condensed Interim Consolidated Balance Sheets (Unaudited), depending on the maturity dates of the revolving lines of credit. Deferred charges are amortized using the effective interest method and recognized within Interest expense on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Commitments and contingencies
The Company recognizes contingent liabilities when such contingencies are probable and reasonably estimable, within Accrued expenses on the Condensed Interim Consolidated Balance Sheets (Unaudited). Losses related to contingencies are recognized within Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
The Company recognizes legal costs for contingencies in the period in which the costs are incurred within Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited).
See Note 26 — Commitments and contingencies for further detail.
Income taxes
The Company’s Provision for income taxes on the Condensed Interim Consolidated Statements of Operations (Unaudited) is comprised of current and deferred taxes, except to the extent that the income tax expense is related to a business combination or items that are recognized directly within Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited).
Current taxes are recognized on taxable income (loss) for the fiscal period, as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period. Current taxes are measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current tax assets and liabilities are offset only if the right of offset exists.
Deferred taxes are recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, with certain exceptions. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If the Company determines, based on available evidence, that it is more likely than not that all or a portion of a deferred tax asset will not be realized, a valuation allowance is established to reduce the deferred tax asset by the amount expected to be unrealizable. The Company reassesses the need for a valuation allowance at the end of each fiscal quarter and takes into consideration, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and the duration of statutory carryforwards.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable. As of March 31, 2025, the Company continues to apply its recently adopted federal and state income tax position, supported by legal interpretations, asserting that the restrictions of Section 280E of the Internal Revenue Code (“Section 280E”) do not apply to the Company’s cannabis operations (“Section 280E position”). The Company recorded an uncertain tax liability on the Condensed Interim Consolidated Balance Sheets (Unaudited) for tax positions taken based on the Section 280E Position. If the Company’s interpretation is upheld, the Company’s financial position could be significantly enhanced by the ability to deduct additional ordinary and necessary business expenses that are non-deductible under Section 280E.
While the Company believes its position is supported by sound legal reasoning, the cannabis industry remains in a complex regulatory environment. The illegality of cannabis under U.S. federal law poses unique challenges and uncertainties, including the potential for differing interpretations and enforcement actions. The Company is prepared to vigorously defend its tax position, if challenged, and will continue to monitor legal developments in this matter closely; however, the

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Company cannot be certain that it will prevail on this issue with the Internal Revenue Services (the “IRS”). As a precautionary measure, if the Company were not to prevail, reserves have been established to mitigate the potential financial impact of such a determination, which is reflected within the Company’s Uncertain tax position liability on the Condensed Interim Consolidated Balance Sheets (Unaudited). As a result of the Company’s Section 280E position, the Company’s Uncertain tax position liability increased by $43.4 million from December 31, 2024 to March 31, 2025, which was offset by a corresponding reduction in the Company’s Income tax payable. There was also an increase of $1.8 million in liability for uncertain tax position not related to the Section 280E position. The Company believes it is reasonably possible that its Uncertain tax position liability will continue to increase over the next 12 months, while its Section 280E position is reviewed by the IRS and certain state tax authorities.
For further details, refer to Risk Factors - Tax Risks within the Annual Information Form.
Revenue
The Company recognizes revenue when the control of a promised good or service is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the transferred good or service.
In order to recognize revenue, the Company applies the following five-step model:
i.Identify the customer along with the corresponding contract;
ii.Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to the customer;
iii.Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to the customer;
iv.Allocate the transaction price to the performance obligation(s) in the contract; and
v.Recognize revenue when or as the Company satisfies the performance obligation(s).
The majority of the Company’s performance obligations are satisfied at a point in time; either upon delivery and acceptance of the Company’s goods or services by its wholesale customers or immediately upon transfer of the Company’s goods or services to its retail customers. Revenues from the Company’s cannabis sales are recorded net of sales discounts at the time of delivery to the customer. Payment is typically due upon transfer of the Company’s products to the customer or within a specified time period permitted under the Company’s credit policy.
Retail and wholesale revenues
The Company derives its domestic retail and wholesale revenues from U.S. states in which it is licensed to cultivate, process, distribute and sell cannabis and other hemp-derived products. The Company sells cannabis products directly to customers at its retail dispensaries and sells wholesale to third-party dispensaries or processors. Additionally, the Company’s primary method of hemp-derived THC sales is through its online storefront, thehempcompany.com, and partnerships with certain distributors.
Internationally, the Company derives retail revenues in the U.K., where it holds a pharmacy license that enables it to fulfill cannabis prescriptions directly to patients through its online pharmacy. The Company also supplies cannabis on a wholesale basis to pharmacies and other distributors based in Australia, New Zealand, Canada and across Europe, including Germany, Italy and Poland. Non-cannabis revenues are all derived from wholesale operations in Germany and Spain.
For most of its locations, the Company offers a loyalty reward program to its retail dispensary customers that allows customers who enroll in the program to earn reward points at point of sale for use on future purchases. Loyalty reward points earned by the Company’s retail customers on products purchased are recognized as a reduction of revenue at the time of sale. Loyalty points earned are recognized within Accrued expenses on the Condensed Interim Consolidated Balance Sheets (Unaudited), until redeemed, expired or forfeited. As of March 31, 2025 and December 31, 2024, the Company’s Accrued loyalty payable totaled $5.3 million and $5.7 million, respectively.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Promotional discounts and customer loyalty rewards not derived from products purchased by the customer are recognized within Sales and marketing, which is a component of Selling, general and administrative expense on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Management fee income
Management fee income is comprised primarily of revenue earned through MSAs pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult use cannabis licensees. In addition, management fee income includes royalty fees earned on third-party use of certain of the Company’s licenses, as well as manufacturing and logistics service fees and consultation fees earned in the Company’s international operations. The Company recognizes management fee income on a straight-line basis over the term of the associated agreements as services are provided.
See Note 23 — Revenue disaggregation and Note 25 — Segment reporting for further details.
Share-based compensation
The Company recognizes compensation expense for all share-based awards, including stock options, performance stock units (“PSUs”) and restricted stock units (“RSUs”), granted to its employees and directors at the fair value of the awards on the date of grant. The Company uses the Black-Scholes valuation model to determine the grant-date fair value of stock options. In instances where stock options or units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate a wide range of potential future market conditions and uncertainties that could affect fair value of the underlying instrument.
The inputs into the Black-Scholes valuation model, including the expected term of the instrument, expected volatility, risk-free interest rate and dividend rate, are determined by reference to the terms of the underlying instrument as well as the Company’s experience with similar instruments. Expected volatility is estimated based on the historical volatility in the price of the Company’s outstanding SVS, as management believes this is the best estimate of the expected volatility over the expected life of the Company’s granted stock options. The expected life in years represents the period of time that granted stock options are expected to be outstanding. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time the stock options awards are granted for time periods approximately equal to the expected term of the granted stock options.
Share-based compensation is amortized on a straight-line basis over the requisite service period of the share-based awards, which is generally the vesting period, and recognized within Share-based compensation on the Condensed Interim Consolidated Statements of Operations (Unaudited), with a corresponding increase to Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). The amount recognized as an expense is adjusted to reflect the number of share-based awards for which the related service conditions are expected to be met, such that the total share-based compensation ultimately recognized by the Company is based on the number of share-based awards that meet the related service conditions at the vesting date. The Company recognizes the impact of forfeitures to its share-based compensation as they occur.
See Note 19 — Share-based compensation for further detail.
Earnings per share, basic and diluted
The Company presents basic and diluted earnings per share (“EPS”) on its Condensed Interim Consolidated Statements of Operations (Unaudited). Basic EPS is calculated by dividing the net income (loss) attributable to the Company’s shareholders by the weighted average number of shares outstanding during the reporting period. Diluted EPS is determined by adjusting the profit or loss attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period, for the effects of all potentially dilutive instruments, which, for the Company, is comprised of share-based awards, contingent equity consideration obligations and convertible debt instruments. Instruments with an anti-dilutive impact are excluded from the calculation of diluted EPS. The Company applies the treasury stock method to calculate the number of potentially dilutive securities with respect to its share-based awards and applies the if-converted method with respect to any outstanding contingent equity consideration obligations and convertible debt instruments.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
See Note 24 — Earnings per share for further detail.
Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
See Note 27 — Related party transactions for further detail.
Business combinations and asset acquisitions
The Company accounts for business combinations using the acquisition method in accordance with ASC 805, Business Combinations (“ASC 805”), which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition or assumption of control. Non-controlling interests in the acquiree are measured at fair value on acquisition date. Acquisition-related transaction costs are recognized as expenses in the period in which the costs are incurred. The excess of consideration transferred over the net assets acquired and liabilities assumed is recognized as goodwill as of the acquisition date. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
The Company utilizes the guidance prescribed by ASC 805, which allows entities to use a screen test to determine if a transaction should be accounted for as a business combination or an asset acquisition. Under the optional screen test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the transaction would be accounted for as an asset acquisition. The Company performs a concentration test where appropriate, and if the concentration of assets is 90% or above, the transaction is generally accounted for as an asset acquisition. If the assets acquired are not a business, the Company accounts for the transaction as an asset acquisition. The Company allocates the cost of an asset acquisition, including the acquisition-related transaction costs, to the individual assets acquired and liabilities assumed based on their relative fair values.
Contingent consideration is measured at fair value at the date of acquisition and included as part of the consideration transferred in a business combination. Contingent consideration classified as a liability requires fair value remeasurement at the end of each reporting period, with adjustments to the fair value of the contingent liability recognized within Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited). Contingent consideration classified as equity is assessed at the end of each reporting period to determine whether equity classification remains appropriate.
Purchase price allocations may be preliminary and, during the measurement period (not to exceed one year from the date of acquisition), changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.
Operating results associated with acquisitions are included in the Company’s consolidated financial statements from the date of acquisition.
See Note 4 — Acquisitions for further detail.
Fair value of financial instruments
The Company applies fair value accounting to all financial assets and liabilities that are recognized or disclosed at fair value in its financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.
The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 — Inputs for the asset or liability that are not based on observable market data.
The Company applies the beginning-of-period convention, whereby all transfers into and out of Level 3 in the fair value hierarchy are deemed to have had occurred at the beginning of the reporting period. The Company does not reclassify its financial instruments within the fair value hierarchy subsequent to initial recognition, unless a change has occurred in the Company’s business model for managing financial instruments.
See Note 28 — Fair value measurements and financial risk management for further detail.
Significant accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and management’s best judgments at the time. The Company relies upon historical experience, observable trends and various other assumptions to develop reasonable significant estimates and assumptions, which are then regularly reviewed and updated, as needed, by management. Changes in estimates are accounted for prospectively and are based upon on-going trends or subsequent settlements and the sensitivity level of the estimates and assumptions to changes in facts and circumstances. Although management believes that all estimates are reasonable, actual results could differ from these estimates.
The most significant assumptions and estimates underlying the Consolidated Financial Statements are described below:
Consolidation
When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgements about the degree of influence that it exerts directly or indirectly through an arrangement over the investees’ relevant activities. The Company consolidates legal entities in which it holds a controlling financial interest. Determining whether the Company has a controlling financial interest of a legal entity in which it does not have a majority voting interest is subject to significant judgment and estimates. Considerations include, but are not limited to, voting interests of the VIE, management, service and other agreements with the VIE, involvement in the VIE’s initial design and the existence of explicit or implicit financial guarantees. See Note 2 — Basis of presentation and consolidation and Note 29 — Variable interest entities for further detail.
Accounting for acquisitions and business combinations
Classification of an acquisition as a business combination or asset acquisition hinges on whether the asset acquired constitutes a business, which can be a complex judgment.
In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates are related to the valuation of contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert may be engaged to apply the appropriate valuation techniques to management’s forecast of the total expected future net cash flows in order to estimate fair value.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The primary intangible assets typically acquired in a business combination within the cannabis industry are cannabis licenses, as they provide companies with the ability to operate in additional markets. To estimate the fair value of intangible assets, management exercises judgement in developing cash flow projections and choosing discount and terminal growth rates. The estimated fair value of intangible assets is most sensitive to changes in the discount rate applied. The terminal growth rate represents the rate at which businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures, which are based on the historical operations of the acquiree together with management’s projections. These valuations are closely linked to the assumptions made by management regarding future performance of the assets acquired and any changes in the discount rate applied.
Contingent consideration payable as a result of a business combination is recorded at fair value at the date of acquisition. The fair value of contingent consideration is subject to significant judgments and estimates, such as projected future revenues. See Note 4 — Acquisitions for further detail.
Share-based compensation - Stock options
The Company uses the Black-Scholes valuation model to determine the fair value of stock options granted to employees and directors under share-based awards, where appropriate. In instances where stock options or stock units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that might affect the fair value of the stock option or stock units. In estimating fair value, management is required to make certain significant assumptions and estimates, such as the expected life of stock options, expected volatility in the future price of the Company’s outstanding SVS, expected risk-free rates and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results. See Note 19 — Share-based compensation for further detail.
Goodwill impairment
Goodwill is not subject to amortization and is tested annually for impairment, or more frequently, if events or changes in circumstances indicate that goodwill might be impaired. In order to determine the amount, if any, the carrying value of its goodwill might be impaired, the Company performs the analysis on a reporting unit level, using both an income and a market approach. Under the income approach, fair value is estimated on the present value of estimated cash flows (i.e. discounted cash flows). The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping. Not only is the determination of the Company’s reporting units subject to significant management judgment, management has to apply significant judgments in assessing the various inputs that drive the fair value of a reporting unit, such as historical results, business plans, forecasts and market data. Changes in the conditions for these judgments and estimates can significantly affect the estimated fair value of the reporting units and the implied fair value of goodwill. See Note 13 — Intangible assets, net and Goodwill for further detail.
Impairment of long-lived assets
The Company evaluates the recoverability of its long-lived assets (or asset groups) whenever events or changes in circumstances indicate that their carrying value may not be recoverable. This evaluation requires significant management judgment and involves identifying and interpreting key factors, such as significant adverse changes in (i) the market price of a long-lived asset; (ii) the extent or manner in which a long-lived asset is used; or (iii) legal factors or the business climate. Additionally, management’s considerations may include whether (iv) the Company’s accumulated investment in its long-lived asset(s) significantly exceeds the amount originally expected; (v) the Company is experiencing or projecting ongoing operating or cash flow losses; or (vi) it is more likely than not that a long-lived asset will be sold or otherwise disposed of significantly earlier than its previously estimated useful life. If management determines the recoverability of the Company’s long-lived asset(s) may not be recoverable, management exercises significant judgment in estimating the undiscounted future cash flows of the affected long-lived asset(s). Changes in the underlying assumptions or conditions can materially affect the value of the Company’s long-lived assets as reported in its consolidated financial statements. See Note 10 — Property, plant and equipment, net for further detail.
Inventories, net
In measuring the value of its inventories, net at the end of the reporting period, the Company compares inventoried costs to estimated NRV. The NRV of inventories, net represents the estimated selling price for the Company’s goods in the

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
ordinary course of business, less all estimated costs of completion and costs necessary to sell. The determination of NRV requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling prices and contractual arrangements with customers. Reserves for excess and obsolete inventory are also based upon quantities on hand and projected volumes from demand forecasts. The Company’s estimates are made at a point in time, using available information, expected business plans and expected market conditions. The future realization of these inventories may be affected by market-driven changes that reduce future selling prices. As a result, the actual amount received from sale of inventories, net could differ from estimates. See Note 8 — Inventories, net for further detail.
Income taxes
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with the relevant tax authority that has all relevant information.
Assets and liabilities held for sale
The Company classifies assets held for sale in accordance with ASC 205, Presentation of Financial Statements (“ASC 205”). When the Company makes the decision to sell an asset, disposal group or to cease operations for a portion of its business, the Company assesses whether such assets and related liabilities should be classified as held for sale. To be classified as held for sale, the asset or disposal group must meet all of the following conditions at the end of the reporting period:
i.available for immediate sale in its present condition;
ii.management is committed to a plan to sell;
iii.an active program to locate a buyer and complete the plan has been initiated;
iv.the asset or disposal group is being actively marketed at a sales price that is reasonable in relation to its fair value;
v.the sale is highly probable within one year from the date of classification to held for sale and
vi.actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.
An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell, unless the asset held for sale meets the exceptions as prescribed by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. See Note 5 — Assets and liabilities held for sale for further detail.
Discontinued Operations
Pursuant to ASC 205, the Company classifies held for sale assets and liabilities as discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the Company’s operations and financial results. The held for sale classification criteria is presented above under ‘Assets and liabilities held for sale’.
When the Company makes the decision to sell an asset or disposal group, management makes significant assumptions in its evaluation of whether the asset or disposal group can be classified as held for sale and discontinued operations. See Note 6 — Discontinued operations for further detail.
Redeemable Non-controlling Interest
Valuation and classification of Redeemable NCI involve significant management judgment and estimates. Determining the estimated redemption value of Redeemable NCI requires a discounted cash flow analysis that incorporates assumptions about the Company’s projected revenue, operating margins and cash flows as well as anticipated economic conditions. The Company also has to assess whether the underlying equity instruments are currently redeemable or likely to become redeemable in the future, adding complexity to their classification on the balance sheet. Changes in redemption value are influenced by forward-looking factors and may require adjustments that impact retained earnings and/or additional paid-in

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
capital. These estimates and judgments are inherently subjective and sensitive to future economic and market conditions. See Note 18 — Redeemable non-controlling interest for further detail.
New, amended and future accounting pronouncements
The Company has implemented all applicable accounting standards recently issued by the FASB, as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.
Recently Adopted Accounting Standards
Effective January 1, 2025, the Company adopted ASU 2023-05, Business Combinations— Joint Venture Formations (“ASU 2023-05”). ASU 2023-05, amongst other things, (1) defines a joint venture as the formation of a new entity without an accounting acquirer and (2) requires that a joint venture measure its identifiable net assets and goodwill, if any, at the formation date, such that the initial measurement of a joint venture’s total net assets is equal to the fair value of 100% of the joint venture’s equity, including any noncontrolling interest in the net assets of the joint venture. Upon adoption, ASU 2023-05 did not impact the Company’s consolidated financial position, results of operations or cash flows, as the Company did not form any joint ventures on or after January 1, 2025.
Recently Issued Accounting Standards
In January 2025, the FASB issued ASU 2025-01, Reporting Comprehensive Income - Expense Disaggregation Disclosures (“ASU 2025-01”). ASU 2025-01 clarifies the effective date of ASU 2024-03, Reporting Comprehensive Income - Expense Disaggregation Disclosures (“ASU 2024-03”), which requires public business entities to provide disaggregated disclosures of specific income statement expense categories, including purchases of inventory, employee compensation, depreciation, intangible asset amortization, depletion and selling expenses. ASU 2025-01 is effective for all entities for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, and can be applied either on a prospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-01 to the Company and its consolidated financial statements upon adoption.
In November 2024, the FASB issued ASU 2024-04, Debt with Conversion and Other Options (“ASU 2024-04”). ASU 2024-04 clarifies the requirements for accounting for a settlement of a convertible debt instrument as an induced conversion and applies to convertible debt instruments with cash conversion features as well as debt instruments that are not currently convertible. ASU 2024-04 is effective for all entities for annual periods beginning after December 15, 2025, and interim periods within those annual periods, and can be applied either on a prospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2024-04 to the Company and its consolidated financial statements upon adoption.
In November 2024, the FASB issued ASU 2024-03. ASU 2024-03 requires public business entities to provide disaggregated disclosures of specific income statement expense categories, including purchases of inventory, employee compensation, depreciation, intangible asset amortization, depletion and selling expenses. The amendments introduced by ASU 2024-03 aim to enhance transparency by offering investors more detailed insights into an entity’s expense structure. This additional information is intended to improve investors' ability to understand an entity’s cost structure and to forecast future cash flows. ASU 2024-03 is effective for all entities for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, and can be applied either on a prospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2024-03 to the Company and its consolidated financial statements upon adoption.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09, among other things, requires that public business entities on an annual basis (1) disclose specific categories in the effective tax rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). ASU 2023-09 is effective for all other entities for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 to the Company and its consolidated financial statements upon adoption.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
In October 2023, the FASB issued ASU 2023-06, Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”). ASU 2023-06 incorporates certain SEC disclosure requirements into the FASB Codification. The amendments introduced by ASU 2023-06 are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements and align the requirements in FASB’s Codification with the SEC’s regulations. ASU 2023-06 is effective for all other entities, two years after the effective date of the SEC’s removal of the related disclosure requirements from Regulation S-X or Regulation S-K. Early adoption is prohibited. The Company does not anticipate ASU 2023-06 will impact its consolidated financial statements upon adoption.
Note 4 — Acquisitions
Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from integrating the operations of the acquired businesses, opportunities to enter into new markets and/or expand the Company’s footprint in existing markets as well as the acquisition of other intangibles that do not qualify for separate recognition. Synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales. None of the resultant goodwill from the following acquisitions are expected to be deductible for income tax purposes.
2025 Acquisition in stages
Riviera Creek
On January 2, 2025 (the “Effective Date”), the Company entered into an Option and Purchase Agreement with Riviera Creek Holdings, LLC (the “Member”), whereby the Company was granted the exclusive right to acquire all of the issued and outstanding equity interest of RC Retail 2, LLC (“RC Retail 2” or the “Dispensary”) for an aggregate purchase price of $3.0 million (the “Purchase Consideration”). In conjunction with the Option and Purchase Agreement, the Company, as the Lender, entered into a term loan agreement (the “Term Loan Agreement”) and a working capital loan agreement (the “Working Capital Agreement”) with RC Retail 2, as the Borrower:
•Term Loan: The Company is obligated to fund RC Retail 2’s start-up and licensing costs, not to exceed $2.0 million, contingent upon the occurrence of certain events. Advances made under the Term Loan accrue non-compounded interest at the lowest applicable federal rate for mid-term loans (the “AFR”), computed on the basis of the actual number of days elapsed over a 365-day year.
•Working Capital Loan: The Company is obligated to fund the build-out and working capital needs of the Dispensary, not to exceed $1.5 million. The Working Capital Loan accrues non-compounded interest at the AFR, computed on the basis of the actual number of days elapsed over a 365-day or 366-day year.
The maturity dates of both the Term Loan and the Working Capital Loan are contingent upon the execution, or termination, of the Option and Purchase Agreement. At the Company’s election, the Purchase Consideration can be satisfied through the Company’s forgiveness of any principal and accrued interest that remain outstanding under the Term Loan and/or Working Capital Loan at closing. Both the Term Loan and the Working Capital Loan are secured by the assets of the Borrower, subject to certain exclusions.
2024 Acquisitions
Northern Green Canada Inc.
On April 19, 2024, the Company completed the acquisition of all issued and outstanding shares of Northern Green Canada, Inc. (“ NGC”), for total consideration of approximately $23.8 million, paid in cash and equity consideration. NGC is a Canadian licensed cannabis producer and distributor focused primarily on expanding in the international market through its European Union Good Manufacturing Practice (“EU-GMP”) certified product offering. The acquisition of NGC has equipped the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower supply, which the Company considers essential to maintaining a leading position in Germany, Poland and the U.K. as well as supporting the Company’s expansion into new international markets.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company accounted for its acquisition of NGC as a business combination.
The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of NGC as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$146
Accounts receivable, net	2,487
Prepaid expenses and other current assets	398
Inventories, net	3,400
Property, plant and equipment, net	10,858
Right-of-use assets	2,842
Licenses	15,387
Trade name	201
Goodwill	5,269
Deferred tax liabilities	(4,131)
Liabilities assumed	(13,084)
Net assets acquired	$23,773

Consideration paid in cash, net of working capital adjustments	$2,368
Equity consideration(1)	15,053
Contingent consideration classified as a liability(2)	6,352
Total consideration	$23,773

Cash outflow, net of cash acquired	$2,222

(1) The fair value of the consideration, paid through the issuance of SVS, was based on a third-party valuation that took into account transfer restrictions and the time value of money.
(2) On April 11, 2025, the Company issued 621,166 SVS and paid $3.2 million in cash to settle this contingent consideration obligation.
Curaleaf Poland S.A.
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A., now known as Curaleaf Poland S.A. (“Curaleaf Poland”) for total consideration of €1.5 million, which consisted of equal parts cash consideration and equity consideration. Additionally, the transaction included deferred consideration based on Curaleaf Poland’s future performance. Curaleaf Poland is the first medical cannabis-specialized wholesaler in Poland, specializing in acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Curaleaf Poland increased the Company’s international footprint.
The Company accounted for its acquisition of Curaleaf Poland as a business combination.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of Curaleaf Poland as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$48
Accounts receivable, net	414
Prepaid expenses and other current assets	2
Inventories, net	661
Property, plant and equipment, net	14
Licenses	2,063
Trade name	97
Non-compete agreements	32
Goodwill	931
Deferred tax liabilities	(548)
Liabilities assumed	(891)
Net assets acquired	$2,823

Consideration paid in cash, net of working capital adjustments	$832
Equity consideration(1)	773
Deferred consideration classified as a liability(2)	1,218
Total consideration	$2,823

Cash outflow, net of cash acquired	$784

(1) The fair value of the consideration paid through the issuance of SVS was based on a third-party valuation that took into account the time value of money.
(2) On April 14, 2025, the Company issued 192,103 SVS and paid €0.7 million in cash to settle this deferred consideration obligation.
Dark Heart
On January 17, 2024, Curaleaf DH, Inc., an entity in which the Company has an indirect controlling financial interest, acquired Half Moon Nursery, Inc. and all assets of Dark Heart Nursery from Grace & Co. via forgiveness of a $7.0 million promissory note plus interest and cash consideration of $1.7 million. The acquisition provided the Company with the opportunity to continue expanding its domestic and international operations, as assets consisted of proprietary cannabis genetics and know-how (including all equipment and lease rights associated with Dark Heart Nursery’s laboratory); the strains from which will be distributed to the Company’s various other cultivation facilities, both domestic and international.
The Company accounted for its acquisition of Dark Heart as an asset acquisition.
The following table presents the fair value of the assets acquired in the acquisition of Dark Heart as of the acquisition date and an allocation of the consideration to net assets acquired:

Intellectual Property	$9,365
Net assets acquired	$9,365

Consideration paid in cash, net of working capital adjustments	$1,693
Cancelled loan (including accrued interest)	7,672
Total consideration	$9,365

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Contingent consideration
Contingent consideration recorded relates to the Company’s business combinations and asset acquisitions. As discussed in Note 3 — Significant accounting policies, contingent consideration payable is subject to significant judgment and estimates, such as projected future revenue. Refer to Note 28 — Fair value measurements and financial risk management for further discussion surrounding the inputs utilized in the fair value of contingent consideration.
The changes in the Company’s contingent consideration liability as of March 31, 2025 and December 31, 2024 are as follows:

	EMMAC(1)	NGC(2)	Total
Total contingent consideration liability, December 31, 2023	$4,724	$—	$4,724
Contingent consideration recognized on acquisition	—	6,352	6,352
Revaluation of contingent consideration	(1,820)	(3,042)	(4,862)
Effect of exchange rate differences	(67)	—	(67)
Total contingent consideration liability, December 31, 2024	2,837	3,310	6,147
Revaluation of contingent consideration	(534)	335	(199)
Effect of exchange rate differences	92	—	92
Total contingent consideration liability, March 31, 2025	2,395	3,645	6,040
Less: Contingent consideration liability - current	—	(3,645)	(3,645)
Contingent consideration liability - net of current	$2,395	$—	$2,395

(1) Contingent on the ability of EMMAC (as defined herein) to obtain a recreational cannabis license in Europe and is payable in both cash and SVS upon achievement. Payouts, if any, are expected in 2027.

(2) Contingent on NGC achieving certain margin targets during the fiscal year ending December 31, 2024. On April 11, 2025, the Company settled this contingent obligation through a cash payment of $3.2 million and the issuance of 621,166 SVS.

Refer to Note 28 — Fair value measurements and financial risk management for additional information on the Company’s determination of the fair value of its contingent consideration liabilities.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Deferred consideration
The changes in the Company’s deferred consideration liability as of March 31, 2025 and December 31, 2024 are as follows:

	Tryke(1)	NRPC(3)	Curaleaf Poland(4)	Total
Total deferred consideration liability, December 31, 2023	$41,652	$2,000	$—	43,652
Deferred consideration recognized on acquisition	—	—	1,218	1,218
Interest expense on deferred consideration	5,913	—	—	5,913
Effect of exchange rate differences	—	—	82	82
Reversal of interest expense on deferred consideration	(11)	—	—	(11)
Change in fair value on deferred consideration paid	—	—	(796)	(796)
Post-closing purchase price adjustment (2)	(3,740)	—	—	(3,740)
Payments of deferred consideration	(11,250)	—	—	(11,250)
Total deferred consideration liability, December 31, 2024	32,564	2,000	504	35,068
Interest expense on deferred consideration	801	—	—	801
Effect of exchange rate differences	—	—	16	16
Change in fair value on deferred consideration paid	—	—	(95)	(95)
Payments of deferred consideration	(3,000)	—	—	(3,000)
Total deferred consideration liability, March 31, 2025	30,365	2,000	425	32,790
Less: Deferred consideration liability - current	(30,365)	—	(425)	(30,790)
Deferred consideration liability - net of current	$—	$2,000	$—	$2,000

(1) Related to the second and third anniversary payment due from the Company to the sellers of Tryke of $21.2 million and $25.0 million, respectively. The second anniversary payment consists of a lump sum payment and monthly installments through October 2025. The third anniversary payment is due in October 2025, and the implied interest rate is 10%.

(2) On October 4, 2024, the Company entered into a settlement agreement with the sellers of Tryke Companies, pursuant to which the Company received a $3.7 million post-closing purchase price adjustment that reduced the Company’s second anniversary payment.

(3) Withheld as security for seller’s indemnity of pending litigation.
(4) Related to Curaleaf Poland’s achievement of certain earnings metrics during the fiscal year ending December 31, 2024. On April 14, 2025, the Company settled this obligation through a cash payment of €0.7 million and the issuance of 192,103 SVS.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 5 — Assets and liabilities held for sale
Total gains (losses) recognized by the Company upon consummation of the disposition of its held-for-sale asset groups are as follows:

Asset group	Recognized gains (losses)
Phytoscience Management Group, Inc.	$(1,096)
North Shore Assets	$(841)
Acres Assets(1)	$17,539
Rokshaw Limited ("Rokshaw")’s noncannabis operation	£1,768

(1) Refer to Note 9 — Notes receivable for further discussion.
The changes in assets and liabilities held for sale as of March 31, 2025 and December 31, 2024 are as follows:

Assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2023	$13,216	$4,579	$17,795
Transferred out, net	(6,025)	(4,579)	(10,604)
Balance at December 31, 2024	7,191	—	7,191
Transferred out, net	(5,127)	—	(5,127)
Balance at March 31, 2025	$2,064	$—	$2,064

Liabilities associated with assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2023	$8,287	$886	$9,173
Transferred out, net	184	(452)	(268)
Balance at December 31, 2024	8,471	434	8,905
Transferred out, net	(1,220)	(102)	(1,322)
Balance at March 31, 2025	$7,251	$332	$7,583
As of March 31, 2025 and December 31, 2024, Liabilities associated with assets held for sale consisted of an operating lease, the transfer of which is subject to regulatory approval.
For further details, see Note 5 — Assets and liabilities held for sale in the Company’s Annual Financial Statements.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 6 — Discontinued operations
On January 26, 2023, the Company announced a plan to discontinue operations in unprofitable segments that were burdened by unfavorable regulatory environments. As this plan represented a strategic shift with a major effect on the Company’s operations and financial results, the Company reclassified the financial results of its operations in California, Oregon, Colorado and Michigan as well as its CBD operations in Kentucky and adult use operations in Maine (“Adult-Use Maine”) as discontinued operations. As of March 31, 2025, the Company has no significant continuing involvement with these discontinued operations.
Pursuant to ASC 205, the financial results of the Company’s discontinued operations are presented separately on the Condensed Interim Consolidated Statements of Operations (Unaudited) as Net (loss) income from discontinued operations.
Total gains (losses) recognized by the Company upon consummation of the disposition of its discontinued operations are as follows:

Business component	Recognized gains (losses)
California	$(2,214)
Colorado	(2,000)
Oregon	(2,283)
Michigan	1,260
Kentucky - CBD	(7,176)
Adult-Use Maine	(288)
For further details, see Note 6 — Discontinued operations in the Company’s Annual Financial Statements.
The following table summarizes the major classes of assets and liabilities of the Company’s discontinued operations as of March 31, 2025 and December 31, 2024:

	As of
	March 31, 2025	December 31, 2024
Assets
Deferred tax asset	$2,064	$7,191
Total non-current assets	2,064	7,191
Total assets	$2,064	$7,191

Liabilities
Accrued expenses(1)	$7,131	$8,318
Lease liabilities, operating - current	120	140
Total current liabilities	7,251	8,458
Lease liabilities, operating - net of current	—	13
Total non-current liabilities	—	13
Total liabilities	$7,251	$8,471

(1) Consists primarily of accrued legal expenses. See Note 26 — Commitments and contingencies for further details.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the Company’s condensed consolidated statements of operations for its discontinued operations:

	Three months ended
	March 31, 2025	March 31, 2024
Total revenues, net	$—	$746
Cost of goods sold	—	490
Gross income	—	256
Other operating expenses	621	1,702
Loss from operations	(621)	(1,446)
Total other income, net	700	1,014
Income (loss) from discontinued operations before provision for income taxes	79	(432)
(Provision) benefit for income taxes(1)	(5,530)	999
Net (loss) income from discontinued operations	$(5,451)	$567

(1) The provision for income taxes for the three months ended March 31, 2025 is primarily a result of the formal dissolution of certain legal entities that were associated with the Company’s discontinued operations.

Note 7 — Accounts receivable, net
Accounts receivable, net consist of the following as of March 31, 2025 and December 31, 2024:

	As of
	March 31, 2025	December 31, 2024
Trade accounts receivable	$62,084	$63,990
Other receivables	5,320	4,763
Accounts receivable, gross	67,404	68,753
Less: Allowance for credit losses	(2,121)	(2,722)
Accounts receivable, net	$65,283	$66,031
Changes in the Company’s allowance for credit losses were as follows:

Allowance for credit losses as of January 1, 2025	$(2,722)
Provision	254
Charge-offs and recoveries	347
Allowance for credit losses as of March 31, 2025	$(2,121)

Allowance for credit losses as of January 1, 2024	$(6,717)
Provision	(276)
Charge-offs and recoveries	4,271
Allowance for credit losses as of December 31, 2024	$(2,722)
Additional information about the Company’s exposure to credit and market risks and impairment losses for its accounts receivable is included in Note 28 — Fair value measurements and financial risk management.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 8 — Inventories, net
Inventories, net consist of the following as of March 31, 2025 and December 31, 2024:

	As of
	March 31, 2025	December 31, 2024
Raw materials:
Cannabis	$44,047	$43,803
Non-Cannabis	18,050	16,248
Total raw materials	62,097	60,051

Work-in-process	59,442	60,863
Finished goods	103,688	99,740
Inventories, net	$225,227	$220,654
As of March 31, 2025 and December 31, 2024, the Company recorded an inventory reserve balance of $11.4 million and $11.8 million, respectively, within Inventories, net on the Condensed Interim Consolidated Balance Sheets (Unaudited).
During the three months ended March 31, 2025 and 2024, the Company recorded inventory write-downs totaling $0.3 million and $0.9 million, respectively, within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Note 9 — Notes receivable
Notes receivable consists of the following as of March 31, 2025 and December 31, 2024:

	As of
	March 31, 2025	December 31, 2024
Current portion of notes receivable	$622	$451
Long-term note receivable	3,157	2,037
Total notes receivable	$3,779	$2,488
In connection with the Company’s acquisition of all assets of Grace & Co. (dba Dark Heart Nursery), the Company issued a $7.0 million interest bearing promissory note to the seller on October 27, 2023. On January 17, 2024, Curaleaf DH, Inc., an entity in which the Company has an indirect controlling financial interest, consummated the acquisition of all assets of Grace & Co. (dba Dark Heart Nursery) via cash consideration of $1.7 million and forgiveness of the $7.0 million promissory note plus interest. See Note 4 — Acquisitions for further details.
On January 1, 2024, Four20 Pharma GmbH (“Four20”) converted €0.8 million of overdue accounts receivable of its customer, Canymed GmbH (“Canymed”), into a note receivable (the “Four20 Note”). The Four20 Note assures collectability of the overdue accounts receivable outstanding and is secured by collateral of assets in an amount equal to the outstanding balance. The note is inclusive of interest of 8% and the note receivable was settled in full on January 30, 2025.
On February 23, 2024, the Company signed a real estate purchase agreement to sell the property and equipment of Acres Cultivation LLC and Acres Dispensary LLC for total consideration of $3.3 million, which consists of cash consideration of $1.1 million and the receipt of a secured note with a principal amount of $2.2 million. The note is secured by the property and equipment acquired by the borrower. The secured note earns interest at 8% per annum and matures in February 2027. See Note 5 — Assets and liabilities held for sale in the Company’s Annual Financial Statements for further details.
In connection with the sale of Curaleaf Maine Adult Use, Inc., the Company received a promissory note in the principal amount of $0.1 million (the “Maine Promissory Note”). The principal balance and accrued interest are payable in ten equal monthly installments. The first payment was due on the closing date and subsequent payments due each month thereafter until paid in entirety. The Maine Promissory Note earns interest at 5.17% and matured in April 2025. Final payment of

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
$10,000 was received on April 30, 2025. See Note 6 — Discontinued operations in the Company’s Annual Financial Statements for further details.
Riviera Creek
In conjunction with the Company’s pending acquisition of RC Retail 2, the Company entered into a Term Loan Agreement, to fund RC Retail 2’s start-up and licensing costs, as well as a Working Capital Loan Agreement, to fund the build-out and working capital needs of the Dispensary. Refer to Note 4 — Acquisitions for further details.
Note 10 — Property, plant and equipment, net
Property, plant and equipment, net consist of the following as of March 31, 2025 and December 31, 2024:

	As of
	March 31, 2025	December 31, 2024
Land	$9,359	$7,616
Building and improvements	547,831	503,394
Furniture and fixtures	225,500	203,303
Information technology	27,972	27,445
Construction in progress	22,073	67,772
Property, plant and equipment, gross	832,735	809,530
Less: Accumulated depreciation	(286,583)	(263,104)
Property, plant and equipment, net	$546,152	$546,426
Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.
Depreciation expense totaled $21.7 million and $19.8 million for the three months ended March 31, 2025 and 2024, respectively, which includes $12.3 million and $12.5 million recognized within Cost of goods sold and $9.4 million and $7.3 million recognized within Depreciation and amortization on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Asset Specific Impairment
2025
During the three months ended March 31, 2025, in a continued effort to optimize cultivation operations, additional assets with no future benefits to the Company were identified, and the Company recognized an impairment loss of $3.7 million within (Loss) gain on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited), inclusive of $0.4 million of cultivation assets associated with one of the Company’s failed sale and leaseback arrangements.
2024
In the first quarter of 2024, the Company made the strategic decision to introduce a new line of hemp-derived THC products via an online direct-to-consumer marketplace and to repurpose its Kentucky Facility for the production of said THC products. Accordingly, the Company ceased marketing the Kentucky Facility and recognized an impairment gain of $3.9 million, within (Loss) gain on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited), during the three months ended March 31, 2024.
Note 11 — Leases
The Company leases real estate used for dispensaries, cultivation facilities, production plants and corporate offices.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Some of the Company’s leases contain cancellation options, in the event the Company is unable to obtain regulatory approval and permitting for a selected site as well as other contingencies. The Company’s real estate leases may include extension options ranging from one to 20 years, with a typical extension period of five years. The exercise of renewal options is at the Company’s discretion, and neither cancellation nor renewal options are recognized as part of the Company’s measurement of its ROU assets and lease liabilities, until the option period has expired without exercise or until the Company is reasonably certain it will exercise the option. The Company’s decision to exercise a cancellation or renewal option takes into consideration various economic and market conditions, including the size of the Company’s investment in the property as well as the strategic importance of the property location.
The components of the Company’s operating and finance lease costs, recognized in the Condensed Interim Consolidated Statements of Operations (Unaudited), for the three months ended March 31, 2025 and 2024 are as follows:

	Three months ended
	March 31, 2025	March 31, 2024
Finance lease cost:
Amortization of ROU assets(1)	$3,007	$3,884
Interest on finance lease liabilities	4,449	4,430
Total finance lease cost	$7,456	$8,314

Operating lease expense	$7,595	$7,548

Short-term lease expense	109	57

Total lease costs	$15,160	$15,919

(1) For the three months ended March 31, 2025 and 2024, on the Condensed Interim Consolidated Statements of Operations (Unaudited), Amortization expense of ROU assets includes $1.6 million and $2.6 million, respectively, recognized within Cost of goods sold, and includes $1.3 million and $1.2 million, respectively, recognized within Depreciation and amortization.

ROU assets and lease liabilities as of March 31, 2025 and December 31, 2024 consist of the following:

	As of
	March 31, 2025		December 31, 2024
	Operating leases	Finance leases	Operating leases	Finance leases
Lease assets:
Right-of-use assets	$169,838	$186,540	$167,209	$183,968
Accumulated amortization	(54,048)	(80,859)	(50,690)	(78,800)
Right-of-use assets, net	$115,790	$105,681	$116,519	$105,168

Lease liabilities:
Lease liabilities - current	$18,536	$10,546	$17,333	$10,995
Lease liabilities - net of current	104,526	151,801	106,192	150,683
Total lease liabilities	$123,062	$162,347	$123,525	$161,678

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Cash flows associated with the Company’s leasing arrangements for the three months ended March 31, 2025 and 2024 are as follows:

	Three months ended
	March 31, 2025	March 31, 2024
Cash flows from operating activities:
Operating cash flows from operating leases	$(7,704)	$(7,301)
Operating cash flows from finance leases	(4,449)	(4,431)

Cash flows from financing activities:
Financing cash flows from finance leases	(2,474)	(2,227)
Net cash flows from leasing arrangements	$(14,627)	$(13,959)
For the Company’s leasing arrangements, the weighted average remaining lease terms and weighted average discount rates as of March 31, 2025 and December 31, 2024 are as follows:

	As of
	March 31, 2025	December 31, 2024
Weighted average remaining lease term (in years) - finance leases	10.5	9.2
Weighted average remaining lease term (in years) - operating leases	6.2	6.3
Weighted average discount rate - finance leases	11.8%	11.2%
Weighted average discount rate - operating leases	11.0%	11.0%
As of March 31, 2025, maturities of the Company’s lease liabilities, under its non-cancelable leases were as follows:

Fiscal Year	Operating Leases	Finance Leases
2025 (nine months remaining)	$23,479	$20,907
2026	29,539	28,182
2027	27,686	28,726
2028	25,018	28,063
2029	20,861	27,930
2030 and thereafter	44,550	170,648
Total undiscounted remaining minimum lease payments	171,133	304,456
Less: imputed interest	(48,071)	(142,109)
Total discounted remaining minimum lease payments	$123,062	$162,347
Asset Specific Impairment
2025
The Company did not recognize an impairment loss on its ROU assets during the three months ended March 31, 2025.
2024
During the three months ended March 31, 2024, due to the Company’s decision to utilize the lease in Lexington, Kentucky for its hemp-derived operations, the Company recognized a gain as a result of writing down the carrying value of the right-of-use asset and lease liability at the time of the acquisition to the fair value of the lease at the date of the Company’s decision to utilize the leased facility for its hemp-derived operations. For further details, see Note 6 — Discontinued operations in the Company’s Annual Financial Statements.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 12 — Failed sale leaseback arrangements
In prior fiscal years, the Company entered into sale and leaseback transactions for building improvements and equipment at various domestic cultivation and processing sites. As these arrangements did not qualify for sale recognition under ASC 606, Revenue from Contracts with Customers (“ASC 606”), and ASC 842, the Company retained the assets within Property, plant and equipment, net on the Condensed Interim Consolidated Balance Sheets (Unaudited) assets. In addition, the Company established corresponding financial obligations for the sale proceeds received on these arrangements within Financial obligations - current and Financial obligations - net of current on the Condensed Interim Consolidated Balance Sheets (Unaudited).
For the three months ended March 31, 2025 and 2024, the expenses incurred by the Company related to its failed sale leaseback arrangements impacted the components of the Condensed Interim Consolidated Statements of Operations (Unaudited) as follows:

	Three months ended
	March 31, 2025	March 31, 2024
Other income (expense):
Interest on financial obligations	$6,635	$5,986

Operating expenses:
Depreciation on financed property, plant and equipment	3,505	4,395
Total costs associated with failed sale leaseback arrangements	$10,140	$10,381
As of March 31, 2025 and December 31, 2024, the assets and obligations that arose from the Company’s failed sale leaseback arrangements are recognized in the Condensed Interim Consolidated Balance Sheets (Unaudited) as follows:

	As of
	March 31, 2025	December 31, 2024
Property, plant and equipment, net:
Financed property and equipment, net of accumulated depreciation of $66.7 million and $59.1 million, respectively	$135,239	$143,923

Financial obligation:
Financial obligation - current	$6,177	$7,208
Financial obligation - net of current	208,443	201,687
Total financial obligation	$214,620	$208,895
For the three months ended March 31, 2025 and 2024, cash flows associated with the Company’s failed sale leaseback arrangements, as recognized in the Condensed Interim Consolidated Statements of Cash Flows (Unaudited), were as follows:

	Three Months Ended
	March 31, 2025	March 31, 2024
Cash flows from operating activities:
Operating cash flows from sale leaseback financial obligations	$(6,635)	$(5,986)

Cash flows from financing activities:
Financing cash flows from sale leaseback financial obligations	(1,774)	(1,351)
Net cash flows from leasing arrangements	$(8,409)	$(7,337)

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
As of March 31, 2025, maturities of the Company’s financial obligations associated with its failed sale leaseback arrangements were as follows:

Fiscal Year	Financial Obligations
2025 (nine months remaining)	$25,764
2026	35,147
2027	33,075
2028	33,972
2029	33,887
2030 and thereafter	390,764
Total undiscounted remaining minimum lease payments	552,609
Less: imputed interest	(337,989)
Total discounted remaining minimum lease payments	$214,620
Asset Specific Impairment
2025
During the three months ended March 31, 2025, the Company recognized an impairment loss of $0.4 million on cultivation assets associated with one of the Company’s failed sale and leaseback arrangements. See Note 10 — Property, plant and equipment, net for further details.
2024
The Company did not recognize an impairment loss on the assets underlying its failed sale and leaseback arrangements during the three months ended March 31, 2024.
Note 13 — Intangible assets, net and Goodwill
Intangible assets, net
Identifiable intangible assets consist of the following as of March 31, 2025 and December 31, 2024:

As of March 31, 2025	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses and service agreements	$1,298,455	$(353,303)	$945,152
Trade names	162,223	(58,068)	104,155
Intellectual property and know-how	9,458	(2,362)	7,096
Non-compete agreements	25,066	(12,841)	12,225
Intangible assets, net	$1,495,202	$(426,574)	$1,068,628

As of December 31, 2024	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses and service agreements	$1,290,199	$(331,593)	$958,606
Trade names	166,843	(60,375)	106,468
Intellectual property and know-how	9,365	(1,889)	7,476
Non-compete agreements	32,337	(19,490)	12,847
Intangible assets, net	$1,498,744	$(413,347)	$1,085,397
Amortization of intangible assets was $24.7 million and $27.7 million for the three months ended March 31, 2025 and 2024, respectively.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table outlines the Company’s estimated annual amortization expense over the next five years related to its intangible assets as of March 31, 2025:

Fiscal Year	Estimated Amortization
2025	$99,929
2026	98,420
2027	97,833
2028	94,440
2029	88,317
The Company’s remaining weighted average amortization period for its outstanding intangibles as of March 31, 2025 was 12.5 years. The following table outlines the remaining weighted average amortization period for each major class of intangible assets as of March 31, 2025:

Asset class:	Weighted Average Amortization (in years)
Licenses and service agreements	12.7
Trade names	12.2
Intellectual property and know-how	3.8
Non-compete agreements	6.2
Goodwill
The changes in the carrying amount of goodwill by segment and in total were as follows:

	Domestic	International	Total
Balance at December 31, 2023	$551,181	$75,447	$626,628
Acquisitions (Note 4)	—	6,137	6,137
Purchase price adjustments (Note 4)	—	63	63
Effect of exchange rate differences	—	(3,944)	(3,944)
Balance at December 31, 2024	551,181	77,703	628,884
Effect of exchange rate differences	—	2,932	2,932
Balance at March 31, 2025	$551,181	$80,635	$631,816
Purchase price adjustments relate to measurement period adjustments. See Note 4 — Acquisitions

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 14 — Investments and other assets
Investments and other assets consist of the following as of March 31, 2025 and December 31, 2024:

	As of
	March 31, 2025	December 31, 2024
Security deposits(1)	$10,807	$10,322
Investments(2)(3)	1,680	1,713
Other assets(4)	1,848	2,947
Total other assets	$14,335	$14,982

(1) Represents security deposits paid by the Company in connection its execution of certain lease arrangements. See Note 11 — Leases for further details.
(2) In the third quarter of 2019, the Company entered into a Real Estate Contribution Agreement with a real estate investment trust (the “REIT”), receiving equity shares in the REIT as part of a sale and leaseback transaction. See Note 11 — Leases for further details.

(3) In the third quarter of 2024, the Company entered into certain investments in support of continued growth within its International segment.
(4) Primarily represents deferred financing costs recognized in connection with certain of the Company’s outstanding notes payable (refer to Note 16 — Notes payable for further details) and acquisition-related receivables.

Note 15 — Accrued Expenses
Accrued expenses consist of the following as of March 31, 2025 and December 31, 2024:

	As of
	March 31, 2025	December 31, 2024
Accrued expenses:
Accrued payroll expenses	$22,328	$29,088
Interest payable	10,815	10,421
Accrued inventory expenses	7,771	7,901
Sales taxes payable	6,855	7,170
Accrued loyalty payable	5,318	5,722
Excise taxes payable	3,873	4,082
Accrued legal expenses	2,947	4,009
Deferred revenue	2,268	2,173
Property & other taxes payable	1,718	1,214
Accrued marketing expenses	1,180	2,045
Other accrued expenses	27,343	28,363
Total accrued expenses	$92,416	$102,188

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 16 — Notes payable
Notes payable consist of the following as of March 31, 2025 and December 31, 2024:

	As of
	March 31, 2025	December 31, 2024
Senior Secured Notes – 2026	$460,000	$460,000
Senior Secured Notes – 2027	67,000	—
Bloom Notes – 2025	—	60,000
Bloom Notes – 2024	—	16,500
Needham LOC	12,795	11,100
ABL Facility – EWB	12,000	12,000
Other notes payable	15,559	15,439
Seller notes payable	4,297	4,364
Less: Unamortized debt discount/premium and deferred financing fees	(10,463)	(10,783)
Notes payable, net of unamortized debt discount/premium and deferred financing fees	561,188	568,620
Less: Notes payable - current	(43,252)	(101,723)
Notes payable - net of current	$517,936	$466,897

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Below is a summary of the Company’s credit facilities outstanding as of March 31, 2025:

Credit facility	Original facility size	Outstanding balance	Stated interest rate		Maturity date
Senior Secured Notes – 2026	$475,000	$460,000	8.0%	(3)	December 15, 2026
Senior Secured Notes – 2027(13)	67,000	67,000	10.0%	(4)	January 17, 2027
Bloom Notes – 2025(13)	60,000	—	4.00%	(5)	January 17, 2025
Bloom Notes – 2024	50,000	—	10.0%	(6)	January 18, 2025/ October 18, 2024(6)
Needham LOC	40,000	12,795	7.99%	(7)	December 15, 2026(14)
ABL Facility - EWB Note	12,000	12,000	6.0%	(8)	August 25, 2025
Other notes payable - BHH Note(1)	7,500	7,500	15.0%	(9)	September 30, 2025
Other notes payable - miscellaneous(1)	2,799	4,377	Various		Various
Other notes payable - VOWL Note(1)	2,226	2,081	5.9%	(10)	May 31, 2025(15)
Other notes payable - NGC Note(1)	1,600	1,600	12.0%	(11)	July 1, 2025
Seller notes payable - Scottsdale Note(2)	4,600	4,297	5.0%	(12)	December 1, 2036
	$722,725	$571,650

(1) The Company has a note payable (the “BHH Note”) with Tangela Holdings, Ltd (“Tangela”) and Portiagate Investment LTD, which was executed in the last quarter of 2020 and amended in the third quarter of 2022, in connection with the Company gaining a controlling interest in Broad Horizons Holdings, LLC (“BHH”). In addition, the Company has a separate note payable with Tangela, which was executed to fund bulk purchases of cannabis for resale by NGC (the “NGC Note”). Lastly, Four20 Pharma GmbH (“Four20”), a subsidiary of the Company, has a note payable with Verbundvolksbank OWL (the “VOWL Note”). Other notes payable - miscellaneous is comprised of various immaterial loans held by Curaleaf International.

(2) The Company has a seller note payable incurred in connection with the Company’s purchase of a building in Scottsdale, Arizona (the “Scottsdale Note”).
(3) Compounded semi-annually and payable in arrears on June 15th and December 15th of each year.
(4) Compounded monthly and computed daily on the basis of a 360-day year for the actual number of days elapsed for a period of time. Interest is payable monthly in arrears, beginning February 17th, with principal repayments beginning August 17, 2025.

(5) Computed daily on the basis of a 360-day year and payable at maturity.
(6) The Installment Amount (as defined herein) matured on October 18, 2024, and the Conversion Amount matured on January 18, 2025. The Conversion Amount was settled in its entirety through the issuance of SVS, as discussed further herein in the section titled “Bloom Notes”.

(7) Calculated on the basis of a 360-day year. Interest is due on the 6th of each month.
(8) Calculated on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is due on the 25th of each month.
(9) Computed daily on the basis of a 365-day year (or 366 days in the case of a leap year) and payable quarterly in arrears on each January 1, April 1, and October 1 following the closing date, with the final interest payment due and payable on the maturity date.

(10) Calculated on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is due on the 23rd of each month.
(11) Calculated on the basis of a 365-day year. Interest is payable in one or several installments no later than 30 days from the maturity date.
(12) Computed on the basis of a 365-day year. Interest is due at maturity. As a payment-in-kind loan, interest accrued increases the outstanding balance of the loan each reporting period.
(13) In January 2025, the Bloom Note - 2025 was exchanged for senior secured notes due January 17, 2027; see section titled "Bloom Notes" for further details.
(14) The Company has the option to extend the Needham LOC to December 15, 2028, subject to certain conditions specified in the agreement.
(15) The maturity date for the VOWL Note was extended from March 31, 2025 to May 31, 2025, subject to certain conditions.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company’s interest expense by credit facility for the three months ended March 31, 2025 is as follows:

		Three months ended March 31, 2025
	Effective interest rate	Stated interest expense	Amortization of debt discount/premium and deferred financing fees	Total interest expense (1)
Senior Secured Notes – 2026	9.30%	$9,074	$1,240	$10,314
Senior Secured Notes – 2027	10.00%	1,359	65	1,424
Bloom Notes – 2025	10.36%	120	142	262
Bloom Notes – 2024	10.00%	81	—	81
Needham LOC	7.99%	279	348	627
ABL Facility - EWB Note	6.00%	180	—	180
Other notes payable - BHH Note	15.00%	277	—	277
Seller notes payable - Scottsdale Note	5.00%	54	—	54
Other notes payable - miscellaneous	various	66	—	66
Other notes payable - VOWL Note	5.90%	28	—	28
Other notes payable - NGC Note	12.00%	47	—	47
		$11,565	$1,795	$13,360

(1) Total interest expense herein does not reconcile to Interest expense as presented on the Condensed Interim Consolidated Statements of Operations (Unaudited), primarily due to not reflecting the interest recognized by the Company on its deferred consideration liabilities during the period presented. Refer to Note 4 — Acquisitions — Deferred consideration for additional information.

The Company’s interest expense by credit facility for the three months ended March 31, 2024 is as follows:

		Three months ended March 31, 2024
	Effective interest rate	Stated debt interest	Amortization of debt discount/premium and deferred financing fees	Total interest expense (2)
Senior Secured Notes – 2026	8.00%	$9,500	$1,074	$10,574
Bloom Notes – 2025	10.35%	607	871	1,478
Bloom Notes – 2024	10.00%	1,022	5	1,027
ABL Facility - EWB Note	6.00%	104	—	104
Other notes payable - BHH Note	14.79%	280	—	280
Seller notes payable - Scottsdale Note	5.00%	61	—	61
Other notes payable - miscellaneous	various	2	—	2
Other notes payable - VOWL Note	5.90%	53	—	53
Seller notes payable - Phyto Note(1)	7.50%	62	—	62
		$11,691	$1,950	$13,641

(1) The Phyto Note was paid in full on July 1, 2024.
(2) Total interest expense herein does not reconcile to Interest expense as presented on the Condensed Interim Consolidated Statements of Operations (Unaudited), primarily due to not reflecting the interest recognized by the Company on its deferred consideration liabilities during the period presented. Refer to Note 4 — Acquisitions — Deferred consideration of the Annual Financial Statements for additional information.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
As of March 31, 2025, future principal payment obligations related to the Company’s notes payable were as follows:

Fiscal year:	Amount
2025 (remaining nine months)	$36,696
2026	499,961
2027	30,029
2028	1,772
2029 and thereafter	3,192
Total future principal payments	$571,650
Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 28 — Fair value measurements and financial risk management.
Senior Secured Notes – 2026
In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture, dated December 15, 2021 and as amended on December 12, 2023, governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that post-incurrence of the additional debt, a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained. The issue of additional senior secured notes or other debt pari passu to the existing notes is permitted, provided that post-incurrence of the additional debt, the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained and provided certain other conditions are met. The Company and certain of its guarantor entities are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks for revolving credit loans, such as the Needham LOC (as defined herein), provided that the interest rate applicable to such revolving credit loans is lower than the interest rate applicable to the Senior Secured Notes – 2026.
Subject to the consent of Needham Bank under the Needham LOC, the Senior Secured Notes – 2026, inclusive of accrued and unpaid interest, may be redeemed early, but are subject to a prepayment premium that is dependent on the loan year as follows:

Loan year	Prepayment redemption prices
June 15, 2024 to June 14, 2025	102.00%
June 15, 2025 and thereafter	100.00%
Purchase of Senior Secured Notes - 2026 for Cancellation
In connection with the Company's overall strategy to reduce debt and interest, on April 30, 2024, in an arms-length transaction, the Company paid $14.3 million to purchase for cancellation Senior Secured Notes – 2026, that had a face value of $15.0 million. The Company also reduced accrued interest by $3.2 million that had been accruing from December 15, 2023 through April 30, 2024 specific to the notes purchased for cancellation.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Senior Secured Notes – 2027
On January 17, 2025, the Company entered into an agreement (the “Note Exchange Agreement”) with the former owners of Bloom (the “Bloom Lenders”), pursuant to which the Company agreed to accept from the Bloom Lenders, and the Bloom Lenders agreed to transfer to the Company, the Bloom Notes – 2025 in exchange for senior secured notes of the Company that have an aggregate principal balance of $67 million (the “Senior Secured Notes — 2027”), consisting of the $60 million then-outstanding principal of the Bloom Notes – 2025 plus $7 million of accrued interest on such notes (the “Note Exchange”). In connection with the Note Exchange, the Company paid in cash (i) $0.6 million, representing the remaining balance of interest accrued on the Bloom Notes – 2025 as of the date of the Note Exchange and (ii) $1.0 million of origination fees. The Senior Secured Notes – 2027 mature on January 17, 2027 and bear interest at 10.0% per annum, compounded monthly and computed daily on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is payable monthly in arrears, beginning February 17, 2025, with principal repayments beginning August 17, 2025. There are no prepayment penalties on the Senior Secured Notes – 2027. The Company accounted for the Note Exchange as a debt extinguishment and recognized a loss on extinguishment of debt of $0.3 million, which is recognized within Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Bloom Notes
In connection with the Bloom acquisition, the Company issued three sets of secured promissory notes (collectively, the “Bloom Notes”) to the former Bloom owners (the “Bloom Lenders”).
On December 29, 2023, the Company entered into an agreement with the Bloom Lenders, pursuant to which the Bloom Note – 2024 was restructured into a partially convertible secured promissory note (the “Restructured Bloom Note”) payable in cash and SVS, subject to the approval of the TSX. The Restructured Bloom Note had a principal amount of $47.5 million comprised of an installment amount of $31.0 million (the “Installment Amount”), which matured on October 18, 2024, and a conversion amount of $16.5 million (the “Conversion Amount”) that matured on January 18, 2025. The Conversion Amount was settled, in its entirety, through the issuance of 4,282,599 SVS to the Bloom Lenders, with each of the Bloom Lenders receiving its proportionate share of SVS. Fractional shares were settled in cash. The Company recognized a gain on extinguishment of debt of $1.8 million, which is recognized within Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
As of March 31, 2025, the Company has no outstanding obligation under the Bloom Notes.
For further discussion on the Bloom Notes, see Note 15 — Notes payable of the Annual Financial Statements.
Needham Bank
On November 6, 2024, the Company entered into a loan agreement (the “Needham Loan Agreement”) with Needham Bank, establishing a revolving line of credit for up to $40.0 million (the “Needham LOC”). The Needham Loan Agreement provides the Company with the option, beginning on May 6, 2026, to request an additional borrowing of up to $20.0 million, subject to Needham Bank’s discretion and credit approval process. Pursuant to the Needham Loan Agreement, Needham Bank holds a first priority lien on the mortgages, business assets and collateral of all loan parties under the Note Indenture, including a pledge of equity of all underlying borrowers and guarantors. Additionally, the Company has provided a limited guaranty for the value of its equity interest in Curaleaf, Inc. The Needham Loan Agreement contains financial covenants, including a requirement that the total outstanding debt remains within an 80.0% loan-to-value ratio, based on the “as-is” fair market value of the real estate collateral. The Needham LOC may be utilized for various corporate purposes, including working capital and operational expenses, as defined in the Needham Loan Agreement. During the three months ended March 31, 2025, the Company borrowed an additional $1.7 million to fund operations and capital expenditures.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Tangela Holdings, LTD
On June 11, 2024, the Company entered into a loan agreement (the “NGC Note”) with Tangela for $1.6 million to fund bulk purchases of cannabis for resale by NGC. The NGC Note, as most recently amended on March 11, 2025, matures 10 business days following a demand made by Tangela, but no earlier than July 1, 2025.
Asset-based revolving credit facility
On August 25, 2023, the Company entered into an asset-based revolving credit facility (the “ABL Facility”) with EWB that provided for borrowings up to $6.5 million and immediately drew down $6.5 million (the “EWB Note”) with a maturity date of August 25, 2024. On March 26, 2024, the Company signed an agreement (the “1st Change in Terms Agreement”), increasing the ABL Facility to $10 million and extending the maturity date of the EWB Note to August 25, 2025. On June 14, 2024, the Company executed an amendment to the 1st Change in Terms Agreement, increasing the ABL Facility by an additional $2 million to $12 million. No other changes were made to the ABL Facility.
The ABL Facility is secured by the Company’s deposit accounts at EWB, and as such, the Company’s balance in the EWB deposit accounts have been classified as restricted cash within Cash, cash equivalents and restricted cash on the Company’s Condensed Interim Consolidated Balance Sheets (Unaudited) as of March 31, 2025 and December 31, 2024.
Covenant compliance
As of March 31, 2025, the Company was in compliance with the covenants within each credit facility, and the Company did not observe evidence of cross-default.
Note 17 — Shareholders’ equity
Authorized
As of March 31, 2025, the authorized share capital consists of (i) an unlimited number of multiple voting shares (“MVS”), (ii) an unlimited number of SVS and (iii) an unlimited number of non-voting and non-participating shares that are exchangeable at the holder’s option into SVS (the “Exchangeable Shares”). All three classes of authorized share capital are without par value.
Issued
Holders of the SVS are entitled to one vote per share. Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend any meeting of the Company’s shareholders, except for shareholder meetings in which only holders of a particular class or series of shares will have the right to vote.
As of March 31, 2025 and December 31, 2024, the Company had 93,970,705 MVS issued and outstanding that were held directly or indirectly by Boris Jordan, the Company's Chief Executive Officer and Chairman (“CEO and Chairman”), which represent approximately 12.4% and 12.5%, respectively, of the total issued and outstanding shares and 68.0% and 68.2%, respectively, of the voting power attached to such outstanding shares.
The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The MVS shall automatically convert into SVS upon the earlier to occur of: (i) the transfer or disposition of the MVS by the CEO and Chairman to one or more third parties who are not permitted holders; (ii) the CEO and Chairman or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange, such as Nasdaq or the New York Stock Exchange.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The authorized and issued share capital of the Company is as follows as of March 31, 2025 and December 31, 2024:

	Note	SVS	MVS	Total
As of December 31, 2024		656,088,216	93,970,705	750,058,921
Extinguishment of convertible notes by issuance of SVS	15	4,282,596	—	4,282,596
Exercise of stock options	19	100,000	—	100,000
Issuance of SVS* for settlement of RSUs*	19	1,668,625	—	1,668,625
Issuance of SVS for settlement of PSUs	19	359,948	—	359,948
As of March 31, 2025		662,499,385	93,970,705	756,470,090

As of March 31, 2025, no Exchangeable Shares have been issued.
As of March 31, 2025 and December 31, 2024, the number of SVS available for issuance under the Company’s 2018 Long Term Incentive Plan (“LTIP”) was 75,647,009 and 75,005,892, respectively. See Note 19 — Share-based compensation for further detail.
Treasury shares
There were no SVS repurchased into treasury during the three months ended March 31, 2025 and 2024.
Note 18 — Redeemable non-controlling interest
On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130.8 million for 31.5% equity interest in Curaleaf International (the “Curaleaf International Transaction”). Curaleaf and the strategic investor (the “Strategic Investor”) entered into a shareholders’ agreement regarding the governance of Curaleaf International, pursuant to which Curaleaf International has control over operational issues and the raising of capital as well as the ability to exit the business. In addition, the strategic investor’s stake was subject to put/call rights, which permit either party to cause the Strategic Investor’s stake to be purchased by the Company, starting the earlier of change of control or in 2025. In January 2025, the Strategic Investor exercised the put option by submitting an irrevocable notice to the Company.
In connection with the acquisition of Four20 in September 2022, the selling shareholders and Curaleaf International entered into separate put/call options, which permit either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025, if adult use launch has not occurred by such date. Management considers the redemption of the put/call options to be probable.
As of March 31, 2025 and December 31, 2024, the Company’s Redeemable NCI was allocated as follows:

As of	Curaleaf International(2)	Four20(3)	Total
December 31, 2024	$94,561	$37,618	$132,179
March 31, 2025(1)	97,268	51,811	149,079

(1) The carrying value of the put/call options pertaining to Four20 at March 31, 2025 exceeded the carrying value at December 31, 2024 by $13.3 million, and the Company accreted these put/call options to their estimated redemption value through Additional paid-in capital.

(2) The Company anticipates the value of the put/call options related to Curaleaf International to be less than $10 million upon redemption, subject to the completion of the audit of Curaleaf International for fiscal year 2024.

(3) The Company anticipates the value of the put/call options related to Four20 to be between $80 million to $100 million upon redemption, payable in cash and stock.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 19 — Share-based compensation
Equity Incentive Plans
The Company maintains a 2018 Stock and Incentive Plan (as amended from time to time, the “LTIP”), which provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and stock units, performance stock and stock units awards, dividend equivalents and other share-based awards to eligible participants. The number of SVS reserved for issuance from time to time under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis. The Company’s accounting policy for awards granted under the LTIP is discussed further in Note 3 — Significant accounting policies.
Share-based compensation consists of the following for the three months ended March 31, 2025 and 2024:

	Three months ended
	March 31, 2025	March 31, 2024
Stock options	$1,850	$2,593
Performance stock units	510	1,656
Restricted stock units	2,264	3,260
Share-based compensation	$4,624	$7,509
Stock options
As of March 31, 2025 and 2024, total unamortized compensation cost related to unvested stock options was $16.4 million and $20.5 million, respectively, which the Company expects to recognize over a weighted-average period of 2.21 and 2.39 years, respectively.
The total intrinsic value of options exercised and the total fair value of shares vested during the three months ended March 31, 2025 and 2024 were as follows:

	Three months ended
	March 31, 2025	March 31, 2024
Total intrinsic value of options exercised	$125	$142
Total fair value of shares vested	3,277	5,536
Significant assumptions used to estimate the fair value of the Company’s stock option granted during the three months ended March 31, 2025 and 2024 are summarized below:

	Three months ended
	March 31, 2025	March 31, 2024
Expected volatility	72% — 74%	71%
Expected life in years	6.24	6.01
Expected dividends(1)	—%	—%
Risk-free interest rate (based on government bonds)	4.14% — 4.15%	4.19%

(1) The Company has never paid cash dividends nor expects to pay cash dividends in the foreseeable future.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company’s stock option activity and related information during the three months ended March 31, 2025 and 2024 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2025	29,661,070	$4.98
Forfeited(1)	(5,172,363)	9.11
Expired(1)	(1,096,100)	8.94
Exercised	(100,000)	0.10
Granted(2)	8,866,111	0.97
Outstanding at March 31, 2025	32,158,718	$3.09	6.68 years	$4,418
Options exercisable at March 31, 2025	16,721,806	$5.28	3.10 years	$4,398

(1) Includes adjustments for changes in estimates.
(2) Includes stock options, granted to the Company’s CEO and Chairman, during the three months ended March 31, 2025, with a 10-year performance period. Vesting of these performance stock options is contingent upon the achievement of three distinct and appreciating stock price targets. The stock price targets are based on a 15-day average closing price of the Company’s SVS. Any options for which the vesting conditions are not met by March 6, 2033 will be canceled.

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2024	27,932,603	$5.29
Forfeited(1)	(212,452)	4.96
Expired(1)	(37,126)	15.86
Exercised	(50,460)	1.66
Granted(2)	2,024,010	4.04
Outstanding at March 31, 2024	29,656,575	$5.20	5.59 years	$55,804
Options exercisable at March 31, 2024	16,390,524	$5.62	4.27 years	$35,367

(1) Includes adjustments for changes in estimates.
(2) Includes stock options, granted to the Company’s CEO and Chairman, during the three months ended March 31, 2024, with a 10-year performance period. Vesting of these performance stock options is contingent upon the achievement of three distinct and appreciating stock price targets. The stock price targets are based on a 15-day average closing price of the Company’s SVS. Any options for which the vesting conditions are not met by March 6, 2033 will be canceled.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Performance stock units
As of March 31, 2025 and 2024, total unamortized compensation cost related to unvested performance stock units was $10.1 million and $0.3 million, respectively, which the Company expects to recognize over a weighted-average period of 1.89 and 2.17 years, respectively.
The Company’s PSU activity and related information for the three months ended March 31, 2025 and 2024 are as follows:

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2025	1,889,582	$3.81
Forfeited(1)	(1,005,100)	4.01
Vested	(359,948)	3.45
Granted	10,011,139	0.94
Unvested at March 31, 2025	10,535,673	$1.07
Inception-to-date PSUs vested at March 31, 2025	756,485

(1) Includes adjustments for changes in estimates.

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2024	2,024,121	$2.89
Forfeited(1)	(86,501)	2.89
Vested	(325,248)	2.89
Granted	2,403,824	4.04
Unvested at March 31, 2024	4,016,196	$3.58
Inception-to-date PSUs vested at March 31, 2024	—

(1) Includes adjustments for changes in estimates.
Restricted stock units
As of March 31, 2025 and 2024, total unamortized compensation cost related to unvested restricted stock units was $26.2 million and $29.6 million, respectively, which the Company expected to recognize over a weighted-average period of 2.42 years and 2.31 years, respectively.
The Company’s RSU activity and related information for the three months ended March 31, 2025 and 2024 are as follows:

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2025	6,333,784	$3.63
Forfeited(1)	(614,378)	3.09
Vested	(1,668,625)	4.09
Granted	15,646,109	0.94
Unvested at March 31, 2025	19,696,890	$1.47
Inception-to-date RSUs vested at March 31, 2025	10,730,020

(1) Includes adjustments for changes in estimates.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2024	6,145,959	$4.12
Forfeited(1)	(210,352)	4.06
Vested	(1,471,969)	4.55
Granted	3,828,881	4.04
Unvested at March 31, 2024	8,292,519	$4.01
Inception-to-date RSUs vested at March 31, 2024	7,630,055

(1) Includes adjustments for changes in estimates.
Note 20 — Selling, general and administrative expense
Selling, general and administrative expenses consisted of the following for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
	2025	2024
Salaries and benefits	$59,779	$57,763
Sales and marketing	11,678	11,154
Rent and occupancy	14,239	13,314
Travel	1,892	1,545
Professional fees	5,465	5,482
Office supplies and services	10,952	11,254
Other operating expense	3,279	3,880
Total selling, general and administrative expense	$107,284	$104,392
Advertising costs, which are recorded as a component of Sales and marketing, are expensed as incurred and totaled $4.9 million and $4.0 million for the three months ended March 31, 2025 and 2024, respectively.
Note 21 — Defined contribution plans
The Company established the Curaleaf, Inc. 401(k) Plan (the “Plan”) effective January 1, 2022. The Company’s U.S. employees are generally eligible to participate in the Plan. The Plan allows eligible employees to make contributions, up to limits set by the IRS, through payroll deductions and invest their contributions in one or more of the investment funds offered by the Plan. For employees who have completed one or more years of eligible service, the Company matches 25% of the first 4% of eligible compensation that an employee contributes on a pretax and/or Roth 401(k) basis for each annual period. Under the Plan, employees become eligible for contributions on the first day of the calendar month, coincident with or next, following the date the employee performs an hour of service as an eligible employee. Matched contributions are always fully vested.
Employees outside the U.S. who are not covered by the Plan may be covered by defined contribution plans that are subject to applicable laws and rules of the country in which the defined contribution plan is administered.
Employer contributions, which are expensed as incurred, totaled $0.3 million for the three months ended March 31, 2025 and 2024.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 22 — Other income (expense), net
Other income, net consists of the following for the three months ended March 31, 2025 and 2024:

	Three months ended
	March 31, 2025	March 31, 2024
(Loss) gain on disposal of assets	$(1,076)	$333
Gain (loss) on investment	277	(2,615)
Gain on extinguishment of debt (1)	1,487	—
Other income (expense), net	2,315	(71)
Total other income (expense), net	$3,003	$(2,353)

(1) Includes a gain of $1.8 million and a loss of $0.3 million recognized by the Company in connection with its Restructured Bloom Note and Bloom Note - 2025 Exchange, respectively. Refer to Note 16 — Notes payable for further details.

Note 23 — Revenue disaggregation
Total revenues, net consists of the following for the three months ended March 31, 2025 and 2024:

	Three months ended
	March 31, 2025	March 31, 2024
Revenues, net:
Retail revenues	$230,702	$268,071
Wholesale revenues	77,664	69,506
Management fee income	1,641	1,355
Total revenues, net	$310,007	$338,932

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 24 — Earnings per share
Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. for the three months ended March 31, 2025 and 2024 were calculated as follows:

	Three months ended
	March 31, 2025	March 31, 2024
Numerator:
Net loss from continuing operations	$(54,795)	$(51,577)
Less: excess redemption value above carrying value	(13,327)	—
Net loss from continuing operations, net of accretion	(68,122)	(51,577)
Net (loss) income from discontinued operations	(5,451)	567
Net loss	(73,573)	(51,010)
Net income (loss) attributable to redeemable non-controlling interest	817	(2,697)
Net loss attributable to Curaleaf Holdings, Inc.	$(74,390)	$(48,313)

Denominator:
Basic weighted-average common shares outstanding	744,898,937	736,147,618
Dilutive effect of stock options to purchase common stock	873,164	7,289,792
Dilutive effect of restricted stock awards	—	2,018,244
Dilutive effect of performance-based stock awards	—	311,963
Dilutive effect of convertible debt	—	4,282,599
Dilutive effect of contingent shares	1,399,166	2,238,000
Pro forma dilutive weighted-average common shares outstanding	747,171,267	752,288,216

Per share – basic and diluted(1):
Net loss per share from continuing operations, net of the loss per share and excess redemption value attributable to non-controlling interest	$(0.09)	$(0.07)
Net loss per share from discontinued operations	(0.01)	—
Net loss per share attributable to Curaleaf Holdings, Inc. – basic	$(0.10)	$(0.07)

(1) As a result of net losses by the Company from its continuing and its discontinued operations for the three months ended March 31, 2025 and 2024, the calculation of diluted net loss per share for each period presented gives no consideration to potentially anti-dilutive securities (ex: LTIP share-based awards, convertible debt and contingent consideration); and as such, is the same as basic net loss per share for each period presented.

Note 25 — Segment reporting
The Company operates through two distinct reportable segments: (i) Domestic Operations and (ii) International Operations. This segmentation reflects the point at which the Company’s business units no longer share similar economic characteristics and differ significantly in key areas, including:
(a)the nature of cultivation and manufacturing processes,
(b)the class of customer for products and services,
(c)distribution methods and
(d)the regulatory environments in which they operate.
In addition, this segmentation reflects the manner in which the Company’s chief operating decision maker (the “CODM”), its CEO, allocates resources and evaluates performance, and the manner in which the Company’s internal financial reporting is structured.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company’s reportable segments generate revenues from the cultivation, production and distribution of cannabis, including hemp-derived THC products. The Company’s Domestic Operations are organized on a region-level basis, vertically integrated in the majority of the domestic states in which the Company operates and derives the majority of its revenues from retail sales. In contrast, the Company’s International Operations are organized on a country-level basis, has centralized cultivation facilities in Portugal and Canada and derives the majority of its revenue from wholesale sales.
The Company’s CODM assesses the performance of each reportable segment and allocates resources based on Adjusted EBITDA and Adjusted EBITDA Margin. These non-GAAP financial measures and ratios are considered key financial and operational indicators. The CODM also reviews significant segment expenses within these measures, which consist primarily of Cost of goods sold as well as Total operating expenses.
•Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, less share-based compensation expense and other adjustments related to business development, acquisitions, financing and reorganization costs;
•Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Total revenues, net.
Not only do these measures provide meaningful insights into the financial strength and performance of each reportable segment, the Company uses these measures to (i) clarify the Company’s operating performance for investors, (ii) enhance comparability across its industry peers and (iii) offer investors a view of the Company’s operations as analyzed internally by the CODM and other members of the Company’s executive leadership team. While these measures are useful supplemental indicators, they are non-GAAP financial measures and should not be considered in isolation or as alternatives to income from continuing operations (an indicator of operating performance), as determined in accordance with GAAP.
The accounting policies applied to the Company’s segments are the same as those described in Note 3 — Significant accounting policies. Due to the federal illegality of cannabis in the U.S., the Company does not engage in intersegment sales or transfers, nor does it allocate corporate overhead costs between its reportable segments.
The following table presents Adjusted EBITDA by reportable segment as of March 31, 2025 and 2024:

	Domestic		International (1)		Total
For the three months ended March 31,	2025	2024	2025	2024	2025	2024
Income from continuing operations	$8,909	$21,473	$(1,083)	$(8,771)	$7,826	$12,702
Depreciation and amortization	43,412	44,589	5,946	7,357	49,358	51,946
Other add-backs, net (2)	7,427	12,191	560	357	7,987	12,548
Adjusted EBITDA	$59,748	$78,253	$5,423	$(1,057)	$65,171	$77,196
Adjusted EBITDA Margin	22%	25%	16%	(5)%	21%	23%

Total Revenues	$275,087	$318,869	$34,921	$20,063	$310,007	$338,932

(1) The Company is exposed to foreign currency exchange risk due to fluctuations between the functional currencies of its international subsidiaries and the USD. Additionally, the translation of these subsidiaries’ operating results into USD for reporting purposes introduces further exposure. While these fluctuations are not material to the Company’s consolidated operating results, they may impact the comparability of the Company’s segment results across quarters and year-over-year.

(2) Other add-backs for the three months ended March 31, 2025 primarily include costs related to salaries and benefits, accounting, legal and professional fees, and rent and other facility costs. Other add-backs for the three months ended March 31, 2024 primarily include costs related to legal and professional fees, rent and other facility costs, and $2 million related to legislative campaign contributions.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following tables present certain financial information by reportable segment for the three months ended March 31, 2025 and 2024:

Three months ended March 31, 2025	Domestic	International (1)	Total
Revenues, net:
Retail and wholesale revenues	$274,851	$33,515	$308,366
Management fee income	236	1,405	1,641
Total revenues, net	275,087	34,920	310,007
Cost of goods sold	137,006	17,827	154,833
Gross profit	138,081	17,093	155,174
Total operating expenses	129,172	18,176	147,348
Income (loss) from continuing operations	$8,909	$(1,083)	$7,826

(1) The Company is exposed to foreign currency exchange risk due to fluctuations between the functional currencies of its international subsidiaries and the USD. Additionally, the translation of these subsidiaries’ operating results into USD for reporting purposes introduces further exposure. While these fluctuations are not material to the Company’s consolidated operating results, they may impact the comparability of the Company’s segment results across quarters and year-over-year.

Three months ended March 31, 2024	Domestic	International (1)	Total
Revenues, net:
Retail and wholesale revenues	$318,455	$19,122	$337,577
Management fee income	414	941	1,355
Total revenues, net	318,869	20,063	338,932
Cost of goods sold	165,143	12,885	178,028
Gross profit	153,726	7,178	160,904
Total operating expenses	132,253	15,949	148,202
Income (loss) from continuing operations	$21,473	$(8,771)	$12,702

(1) The Company is exposed to foreign currency exchange risk due to fluctuations between the functional currencies of its international subsidiaries and the USD. Additionally, the translation of these subsidiaries’ operating results into USD for reporting purposes introduces further exposure. While these fluctuations are not material to the Company’s consolidated operating results, they may impact the comparability of the Company’s segment results across quarters and year-over-year.

As the CODM does not review total assets by reportable segment, the following table presents long-lived assets by reportable segment as of March 31, 2025 and December 31, 2024:

	Domestic	International	Total
Long-lived assets as of March 31, 2025	$2,159,256	$342,249	$2,501,505
Long-lived assets as of December 31, 2024	2,186,287	333,568	2,519,855
Note 26 — Commitments and contingencies
Indemnification agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties.
In addition, the Company has entered into indemnification agreements with certain members of its board of directors and senior executive team that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or senior officers of the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its Consolidated Financial Statements.
Dividend Restriction
The Company has no record of paying dividends, and its ability to pay dividends would be dependent on the Company’s results of operation, subject to applicable laws and regulations, which require maintenance of certain solvency and capital standards, as well as contractual restrictions contained in the Company’s debt instruments. The Company is permitted to declare and pay dividends, as long as the Company is not in default with respect to the Senior Secured Notes – 2026 and maintains compliance with certain provisions therein specific to restrictions of incurrence of indebtedness.
Litigation
The Company is involved in claims or lawsuits that arise in the ordinary course of business. Although the ultimate outcome of these claims or lawsuits cannot be ascertained by the Company, on the basis of present information and advice received from the Company’s legal counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits, except as noted below, will not have a material effect on the Company’s operations and financial results.
Hello Farms
In 2020, GR Vending MI, LLC (“GR Vending MI”), prior to its acquisition by the Company, entered into a supply contract with Hello Farms Licensing MI, LLC (“Hello Farms”) (the “Hello Farms Supply Contract”) to acquire the expected output of Hello Farms’ Michigan cultivation facility for the 2020 and 2021 harvests, subject to certain conditions. Additionally, Cura MI, LLC (“Cura MI” and together with GR Vending MI, the “Michigan Entities”) entered into a guaranty agreement (the “Cura MI Guaranty”) with Hello Farms, under which Cura MI guaranteed the performance of GR Vending MI’s payment obligations under the Hello Farms Supply Contract. The Hello Farms Supply Contract was amended and restated in November 2020. Subsequently, GR Vending MI indicated that Hello Farms had failed to perform its obligations under the Hello Farms Supply Contract; and therefore, deemed the contract breached and therefore terminated. In February 2021, Hello Farms sued the Michigan Entities in a state court in Michigan. In March 2021, the case was moved to the U.S. District Court for the Eastern District of Michigan (the “Michigan Eastern District Court”). A trial was held in January 2025, after which a jury awarded Hello Farms approximately $31.8 million in damages against the Michigan Entities for breach of contract. Subsequently, in February 2025, Hello Farms filed a motion for award of prejudgment interest of $5.0 million, which would increase the Company’s maximum loss on this litigation to $36.8 million. The Michigan Entities intend to challenge the ruling, both in the District Court and on appeal, on various grounds. Based on the Company's assessment of the likelihood of success on appeal, the estimated accrual as of March 31, 2025 is substantially less than the total potential loss associated with the judgment. If the Company’s appeals are unsuccessful, it is reasonably possible it could result in a loss significantly exceeding the Company’s estimated accrual.
The Michigan Entities, which are consolidated by the Company as VIEs, ceased operations in 2023, do not have any substantial assets and are classified by the Company as discontinued operations. See Note 6 — Discontinued operations for further details.
Note 27 — Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table summarizes the Company’s transactions with related parties during the three months ended March 31, 2025 and 2024 and as of March 31, 2025 and December 31, 2024:

	Three months ended March 31,		Balance receivable (payable) as of
Transaction	2025	2024	March 31, 2025	December 31, 2024

Consulting fees (1)	$664	$690	$68	$40
Travel and reimbursement (2)	24	4	—	—
Rent expense (3)	128	40	(76)	—
Platform fees (4)(5)	698	748	97	234
Senior Secured Notes - 2026 (6)	217	222	10,000	10,000
	$1,731	$1,704	$10,089	$10,274

(1)Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board member, (ii) Measure 8 Venture Management, LLC (“Measure 8”), an investment company controlled by Boris Jordan, CEO, Chairman and control person of the Company (including funds managed by Measure 8), (iii) Architecture & Engineering Solutions, LLC, a company controlled by an immediate family member of Luke Flood, an executive vice president of the Company and (iv) PNP Construction LLC, a company controlled by an immediate family member of Karim Bouaziz, a former senior vice president of the Company. There are on-going contractual commitments related to these transactions. Consulting fees incurred for Architecture & Engineering Solutions, LLC and PNP Construction LLC were $0.1 million and $0.5 million for the three months ended March 31, 2025, respectively. No fees were paid to Frontline Real Estate Partners, LLC or Measure 8 during the three months ended March 31, 2025. Minimal consulting fees were incurred for Architecture & Engineering Solutions, LLC and Frontline Real Estate Partners LLC for the three months ended March 31, 2024. Consulting fees incurred for PNP Construction LLC and Measure 8 were $0.6 million and $0.1 million during the three months ended March 31, 2024, respectively.
(2)Travel and reimbursement relate to payments made to various Board members for reimbursements of expenses incurred while performing their duties in that capacity.
(3)Rent expense includes payments under leases with FREP Elm Place II, LLC, an entity owned, in-part, by Board member Mitchell Kahn, and with 1001138761 Ontario Ltd, an entity where Lisa McCormack, CEO of the Company's subsidiary NGC, serves as a director. There are on-going contractual commitments related to these lease arrangements.
(4)For the three months ended March 31, 2025, the Company incurred platform fees for services from (i) Sweed, an all-in-one retail operating platform tailored to the cannabis industry. Measure 8 owns a 6.19% stake in High Tech Holdings, Inc. (“High Tech Holdings”), the parent holding company of Sweed, and has a seat on the board of directors of High Tech Holdings; and (ii) Fyllo, a compliance and data solutions provider. Mitchell Kahn, a Board member, also serves on Fyllo’s board of directors. For the three months ended March 31, 2024, the Company also incurred platform fees from Leaf Trade, a similar platform to Sweed. As of March 31, 2025, High Tech Holdings, and thereby Measure 8, no longer holds an equity stake in Leaf Trade.
(5)Baldwin Holdings, LLC (“Baldwin Holdings”), in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest, holds $10 million of the Company’s Senior Secured Notes - 2026; and thereby, a portion of interest expense recognized by the Company under the Senior Secured Notes - 2026 is attributable to Baldwin Holdings. The Senior Secured Notes – 2026 contain certain repayment and interest components that represent on-going contractual commitments.
Note 28 — Fair value measurements and financial risk management
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of the fair value hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly and
•Level 3 – Inputs for the asset or liability that are not based on observable market data.
The Company’s financial instruments consist of cash, cash equivalents, restricted cash, accounts receivable, notes receivable, equity investments, accounts payable, accrued expenses, long-term debt, contingent and deferred consideration liabilities and redeemable NCI.
The fair values of cash, restricted cash, cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. Pursuant to U.S. GAAP, the Company remeasures the fair value of its contingent consideration liabilities each reporting period; and, as such, the carrying values of the Company’s contingent consideration liabilities approximate fair value. The carrying values of the Company’s deferred consideration liabilities, which are initially recorded at fair value on the acquisition date, approximate fair value, as these liabilities accrete in value each reporting period until payment is due. The carrying value of the Company’s redeemable NCI approximates fair value, as it is impacted by (i) the share of comprehensive income (loss)

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
attributable to the Company’s non-controlling interest holders and (ii) the recurring remeasurement of the estimated redemption value of the Company’s redeemable put/call options.
The carrying value and fair value of the Company’s Notes payable was $561.2 million and $539.0 million, respectively, as of March 31, 2025. The carrying value and fair value of the Company’s Notes payable was $568.6 million and $560.0 million, respectively, as of December 31, 2024.
Non-recurring fair value measurements
The Company’s assets measured at fair value on a nonrecurring basis include its long-lived assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or, at minimum, annually for goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. Fair value measurements of these assets are derived using inputs that are not based on observable market data and are classified within Level 3 of the fair value hierarchy. See Note 10 — Property, plant and equipment, net, Note 11 — Leases and Note 13 — Intangible assets, net and Goodwill for further details.
Recurring fair value measurements
The Company’s assets measured at fair value on a recurring basis include certain equity investments and contingent consideration liabilities. Fair value measurements of these financial instruments are derived using inputs that are not based on observable market data and are, therefore, classified within Level 3 of the fair value hierarchy.

	Fair value measurements as of March 31, 2025 using:
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$1,680	$1,680
Contingent consideration liabilities	—	—	6,040	6,040
	$—	$—	$7,720	$7,720

	Fair value measurements as of December 31, 2024 using:
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$1,713	$1,713
Contingent consideration liabilities	—	—	6,147	6,147
	$—	$—	$7,860	$7,860
Level 3
The fair value of the Company’s contingent consideration liabilities as of March 31, 2025 and December 31, 2024 were measured using the following Level 3 inputs:

		As of
	Level 3 input	March 31, 2025	December 31, 2024
EMMAC	Discount rate	10.7%	8.6%
NGC (1)	Discount rate	n/a	8.1%

(1) The contingency period ended at December 31, 2024, and the Company paid the resulting settlement on April 11, 2025. As of March 31, 2025, the contingent consideration liability was recognized in the Company’s Condensed Interim Consolidated Balance Sheets (Unaudited) at its settlement value and not at fair value. See Note 4 — Acquisitions for further details.

There were no transfers between fair value levels during the three months ended March 31, 2025 and 2024.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Credit Risk
Credit risk is the risk of a potential financial loss to the Company, if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s accounts receivable and notes receivable. The Company’s maximum credit exposure as of March 31, 2025 and December 31, 2024 equates to the carrying amount of cash, cash equivalents, restricted cash, accounts receivable and notes receivable.
All of the Company’s cash, cash equivalents and restricted cash are placed with major U.S. financial institutions, and accounts at each institution are insured by the FDIC up to $250,000. The Company’s cash balances in certain bank deposit accounts, at times, may exceed federally insured limits.
The Company does not have significant credit risk with respect to its customers, as the majority of the Company’s revenues are derived from its retail dispensaries, where customers are required to transfer payment immediately upon purchase. For the three months ended March 31, 2025 and 2024, the Company’s Retail revenues represented 74% and 79%, respectively, of the Company’s Total revenues, net.
The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. Pursuant to ASC 310, Receivables, the Company recognizes its accounts receivable, net of an allowance for credit losses, on the Condensed Interim Consolidated Balance Sheets (Unaudited), in order to present its accounts receivable at the expected realizable value. The Company’s allowance for credit losses is reviewed by management each reporting period, and adjustments are made, if necessary, based on the Company’s historical experience and management’s assessment of the current economic environment. The Company has not adopted standardized credit policies and assesses credit on a customer-by-customer basis in an effort to minimize associated risks. In response to increasing financial pressure across the cannabis industry, the Company has heightened monitoring of its credit exposure to other cannabis operators and continues to prioritize timely collections of outstanding trade receivables.
The following table presents the aging of the Company’s trade receivables as of March 31, 2025 and December 31, 2024:

	As of
	March 31, 2025	December 31, 2024
0 to 90 days	$55,878	$56,042
91 to 180 days	3,082	4,437
181 days +	3,124	3,511
Trade accounts receivable	$62,084	$63,990
Liquidity risk
Liquidity risk is the risk that the Company will not have sufficient liquidity to settle its financial obligations and liabilities when due. The Company manages liquidity risk through the management of its capital structure.
The Company has material debt obligations requiring scheduled principal and interest payments. The respective indentures and loan agreements governing the Company’s Senior Secured Notes – 2026, Senior Secured Notes – 2027 and Needham LOC contain various financial covenants. Non-compliance with these financial covenants or failure to make timely debt service payments could cause the Company’s outstanding principal and accrued interest to become payable immediately or on demand, which would have a material adverse impact on the Company’s financial position and cash flows.
See Note 16 — Notes payable for further details.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
In addition to the commitments outlined in Note 26 — Commitments and contingencies, as of March 31, 2025 and December 31, 2024, the Company had the following financial obligations:

	Note	< 1 Year	1 to 3 Years	Total
As of March 31, 2025:
Notes payable	16, 27	$43,252	$517,936	$561,188
Accrued expenses	15, 26	92,416	—	92,416
Accounts payable		74,432	—	74,432
Deferred consideration liability	4	30,790	2,000	32,790
Contingent consideration liability	4	3,645	2,395	6,040
Other long-term liability		—	1,132	1,132
		$244,535	$523,463	$767,998

	Note	< 1 Year	1 to 3 Years	Total
As of December 31, 2024:
Notes payable	16, 27	$101,723	$466,897	$568,620
Accrued expenses	15, 26	102,188	—	102,188
Accounts payable		79,129	—	79,129
Deferred consideration liability	4	33,068	2,000	35,068
Contingent consideration liability	4	3,310	2,837	6,147
Other long-term liability		—	1,133	1,133
		$319,418	$472,867	$792,285
Currency risk
The operating results, financial position and cash flows of the Company are presented in USD, which requires the Company to translate the financial accounts for its international subsidiaries into USD, using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Transactions which are denominated in currencies other than the USD are subject to both transaction risk and translation risk.
As of March 31, 2025 and 2024, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash, cash equivalents and restricted cash bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or fixed-rate financial liabilities at fair value; therefore, a change in interest rates at the reporting date would not affect the Company’s results of operations.
Geography risk
The geographic concentration of the Company’s various operations, both in the Company’s Domestic and International segments, poses potential risks if the domestic and/or international cannabis industry experience significant adverse events and/or if macroeconomic conditions deteriorate significantly.
Factors that may adversely affect domestic and international cannabis markets and macroeconomic environments include, among others, the following:
•weakened consumer demand as a result of economic headwinds, such as industry slowdowns and changing demographics;

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
•inability or unwillingness of customers to pay current and/or increased prices;
•rising operating expenses, such as taxes, utilities and routine maintenance;
•local conditions, such as oversupply of, or reduced demand for, cannabis products;
•regulatory restrictions or local laws, which could result in market saturation, price compression and/or increased operating costs;
•concentration of and competition from other cannabis cultivators, manufacturers and distributors; and
•specific regional acts of nature, such as earthquakes, fires and floods.
Refer to Note 23 — Revenue disaggregation and Note 25 — Segment reporting for disaggregation of certain selected financial information by the Company’s reportable segments: Domestic and International.
Industry risk
The Company derives significant revenues from the cannabis industry in certain states, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable U.S. state and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws could have significant adverse risks to the Company. Please refer to the discussion of the risk factors to which the Company is subject which presented in the section entitled “Risk Factors” of the Company’s Annual Information Form for the year ended December 31, 2024. The Company’s shareholders should carefully evaluate the risk factors noted within the Annual Information Form, which is made available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gove/edgar) under the Company’s profile.
Capital management
The Company’s primary objective when managing capital is to continually provide returns to its shareholders and benefits to its other stakeholders. To achieve this objective, the Company implemented processes designed to ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and to maintain adequate levels of funding to support the Company’s ongoing operations and development.
The capital structure of the Company consists of shareholders’ equity and notes payable, net of cash, cash equivalents and restricted cash. The Company manages and makes adjustments to its capital structure, based on changes in the economic conditions of the jurisdictions in which the Company operates and on the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.
Note 29 — Variable interest entities
For further details on the variable interest entities consolidated within the Consolidated Financial Statements (Unaudited), see Note 1 — Operations of the Company, Note 2 — Basis of presentation and consolidation and Note 3 — Significant accounting policies. Because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the assets of the Company’s variable interest entities can typically be used only to settle obligations of the variable interest entities, except for certain grandfathered obligations. In addition, the creditors of Curaleaf, Inc. do not have recourse to the general credit of the Company.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents summarized financial information about the Company’s variable interest entities as of March 31, 2025 and December 31, 2024:

	As of
	March 31, 2025	December 31, 2024
Included in Condensed Interim Consolidated Balance Sheets (Unaudited)(1):
Current assets	$361,377	$356,704
Non-current assets	2,159,813	2,250,920
Current liabilities	893,026	450,306
Non-current liabilities	918,664	1,400,710
Equity attributable to Curaleaf Holdings, Inc.	709,500	581,132

(1) NCI and OCI are excluded above, thus total assets do not equal total liabilities plus equity.
The following table presents summarized financial information about the Company’s variable interest entities for the three months ended March 31, 2025 and 2024:

	Three months ended
	March 31, 2025	March 31, 2024
Included in Condensed Interim Consolidated Statements of Operations (Unaudited):
Revenues, net	$274,851	$318,455
Net income attributable to Curaleaf Holdings, Inc.	56,581	8,892
Note 30 — Subsequent events
Acquisitions: Contingent and deferred consideration payments
On April 11, 2025, the Company issued 621,166 SVS and paid $3.2 million in cash to settle its contingent consideration obligation with the sellers of NGC.
On April 14, 2025 the Company issued 192,103 SVS and paid €0.7 million in cash to settle its deferred consideration obligation with the sellers of Can4Med S.A.
For further details, refer to Note 4 — Acquisitions.
Rokshaw Amendment
On April 30, 2025, the Company signed an amendment to the asset purchase agreement governing the sale of Rokshaw’s noncannabis operation to Thistle Pharma Limited, which was consummated on April 29, 2024. The amendment modifies the original terms for the outstanding cash consideration. Previously, £0.45 million was payable on each of the first and second anniversaries of the closing date (April 30, 2025 and April 30, 2026, respectively). As a result of the amendment, total cash consideration was reduced to £0.8 million and paid in full on April 30, 2025.

Exhibit 99.3
CURALEAF HOLDINGS, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended
March 31, 2025 and 2024
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. (the “Company” or “Curaleaf”) is for the three months ended March 31, 2025 and 2024. It is supplemental to, and should be read in conjunction with, the Company’s Consolidated Interim Financial Statements (Unaudited) as of March 31, 2025 and 2024 and for the three months ended March 31, 2025 and 2024 and the accompanying notes (collectively, the “Notes to the Consolidated Financial Statements”) and (together, the “Consolidated Financial Statements”). For the purposes of this MD&A, the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest. Additional public disclosure documents and information pertaining to the Company, including the annual information form for the year ended December 31, 2024 (the “Annual Information Form” or the “AIF”), are available through the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”), Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana Related Activities (“Staff Notice 51-352”) and Regulation S-K 229.303 – Management’s discussion and analysis of financial condition and results of operations as issued by the United States (“U.S.”) Securities and Exchange Commission (“SEC”).
Cautionary Statement Regarding Forward-Looking Information
This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and securities laws of the U.S. (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on the Company’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements, in future filings with applicable Canadian regulatory authorities and/or the SEC, in press releases or in presentations by representatives of the Company, that are not statements of historical fact and which may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that licenses applied for will be obtained; potential future legalization of adult use and/or medical cannabis under U.S. federal law and/or f jurisdictions; expectations of market size and growth; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Toronto Stock Exchange (the “TSX”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and current expectations at that time. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts, but instead are based on reasonable assumptions and estimates of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the U.S. Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX following the TSX Listing (as defined herein); risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (the “FDA”); the fact that cannabis may be subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities following the TSX Listing; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks, including risks related to the Company’s expansion into foreign jurisdictions; the legality of cannabis in foreign jurisdictions; future acquisitions or dispositions; dependence on suppliers and service providers; enforceability of contracts; the ability of our shareholders to resell their subordinate voting shares (“SVS”) on the TSX; the Company’s reliance on senior management and key personnel and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; results of future clinical research; reliance on inputs; risks related to limited market data and inherent limitations in forecasting; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; risks related to conflicts of interests; challenging global economic conditions including tariffs (and other retaliatory measures) and global trade conflicts; currency fluctuations; risks related to the Company’s business structure and securities; including the status of the Company as a holding company; no dividend record; risks related to the Company’s indebtedness; concentrated voting control; risks related to the sale of a substantial amount of the Company’s SVS; risks associated with securities or industry analysts not publishing, ceasing to publish research or reports or publishing misleading information about the Company; the potentially limited market for SVS for holders of the Company’s securities who live in the U.S.; shareholders having little or no rights to participate in the Company’s business affairs; the volatility of the market price for the SVS; liquidity risks associated with an investment in the SVS; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under the heading “Risk Factors” in the AIF and the other risk factors described herein.
The purpose of forward-looking statements is to provide the reader with a description of the Company’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance, may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical and adult use, the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company. The Company prepares these estimates using reasonable data from publicly available governmental sources, market research and industry analysis as well as assumptions that the Company believes to be reasonable based on data and knowledge of the cannabis industry. Although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatements regarding any government or industry data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.
A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, and undue reliance should not be placed on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.
Overview of the Company
The Company is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Find, JAMS, Grassroots, Select, Reef and its line of hemp-derived THC beverages, provide industry-leading services, product selection and accessibility across the medical and adult use markets in the U.S. and certain foreign jurisdictions. Through its team of physicians, pharmacists, medical experts and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries. The Company is also committed to leading the industry in education and advancement through research and advocacy and leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care.
As of March 31, 2025, in the U.S., the Company’s financial results reflect operations conducted by the Company and/or its affiliates in 17 states, 149 dispensaries, 15 cultivation sites and 20 manufacturing facilities, from which the Company sells cannabis through wholesale channels. The Company places a premium on highly populated, limited license states, including Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts, Missouri, Nevada, New York, New Jersey, North Dakota, Ohio, Pennsylvania and Utah. Internationally, the Company has a cannabis business with licensed cultivation in Portugal and Canada, pharma grade cannabis processing and manufacturing facilities in Germany, Spain, Canada, Portugal and the United Kingdom (“U.K.”) and licensed distribution of cannabis in Germany, Poland, Canada, Switzerland and the U.K. In the U.K., the Company also operates a medical cannabis clinic and holds a pharmacy license, enabling the retail supply of medical cannabis directly to patients. Finally, the Company supplies cannabis on a wholesale basis to Australia, New Zealand, U.K. and across Europe, including Germany, Italy, Poland, Czech Republic, Switzerland, Sweden and Norway.
The Company was an early entrant into the U.S. state-legal cannabis industry, which remains one of the fastest growing industries in the U.S. Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services, while building trusted national brands within the legal cannabis industry, and its principal business address is in Stamford, Connecticut.
The Company is operated by an executive team comprised of seasoned professionals with significant experience in the cannabis industry and in scaling for growth. The Company’s executive team bring a wealth of knowledge in market dynamics, operational efficiencies and regulatory compliance that contribute to the Company’s growth and success across all key facets of the legal cannabis industry in the U.S. and internationally, including cultivation, processing, distribution and retail. Leveraging this extensive experience, the Company has strategically positioned itself for growth through a series of well-planned acquisitions, through which, the Company has expanded its market presence and geographic footprint, diversified its product offerings and strengthened its supply chain in the U.S. and internationally. Looking ahead, the Company remains committed to its growth trajectory and monitors the market continuously for potential acquisition targets that can offer strategic value, whether through new technologies, innovative products or expanded market access.
On February 3, 2025, the Company filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and on February 5, 2025, filed the Base Shelf Prospectus on a Form F-10 registration statement, (File No 333-284710) (the “Registration Statement”), with the SEC under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow the Company to offer up to $1.0 billion (or the equivalent thereof, at the date of issue, in any other currency, or currencies, as the case may be) worth of SVS, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and/or Registration Statement are effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement to be filed with the applicable Canadian securities regulatory authorities and/or the SEC.
The Company’s SVS are listed on the TSX under the symbol “CURA” and quoted on the OTCQX® Best Market under the symbol “CURLF”.
Company Performance and Objectives
The Company is currently active in numerous cannabis programs, including the manufacture and distribution of hemp-derived THC products, across the U.S. and internationally. In the U.S., 48 states and the District of Columbia have legalized some form of cannabis use, including low dose THC/CBD medical programs, for patients with certain qualifying conditions. In most of these medical states, a regulatory framework is in place whereby patients can receive a recommendation from a certified physician to purchase medical cannabis in approved dispensaries. In the U.S., 24 states, three territories and the District of Columbia have legalized cannabis for adult use. In many of these adult use states, customers can purchase cannabis from approved dispensaries by providing identification proving the customer is 21 years of age or older. In the European countries in which the Company operates only medical cannabis sales are allowed. Internationally, cannabis products can be sold between jurisdictions.
The Company plans to continue to support the growth of its consolidated U.S. operations via expansion in three dimensions: (i) the acquisition of licenses in limited-license markets, (ii) an accretive presence in current markets and (iii) the optimization of exposure in mass markets. The Company’s growth plans are subject in each case to the applicable requirements of the TSX.
The Company also plans to continue investing internationally to best position itself to benefit from growth in existing medical cannabis programs, new national medical cannabis programs expected to be implemented and the potential legalization of adult use across Europe. In Germany, effective April 1, 2024, cannabis was removed from the narcotics list and the possession of cannabis for personal consumption is no longer illegal. In contemplation of these regulatory developments in Germany, the potential legalization of adult use cannabis and in anticipation of other countries following suit, the Company completed two strategic acquisitions aimed at expanding the Company’s international operations and equipping the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP1 flower supply. Curaleaf International continues to invest strategically in its cultivation and manufacturing facilities in order to support growing volumes in the European and Australasian markets and to reduce unit costs in order to ensure products can continue to compete profitably internationally.
Limited-License Markets. The majority of the markets in which the Company currently operates have formal regulations limiting the number of cannabis licenses that are awarded, thus forming high barriers to entry, limited market participants and protected market share in limited-license states. Curaleaf, Inc. intends to apply for new licenses or acquire businesses within certain limited-license markets in which the Company does not currently operate.
Increasing Presence in Current Markets. The Company plans to grow within its current markets by pursuing opportunities for vertical integration, acquiring additional dispensary licenses and/or entering into production and marketing relationships to further build its brand and expand its distributional footprint. The Company intends to apply for new licenses in jurisdictions deemed favorable, as determined by each jurisdiction and as applicable.
Optimizing Exposure in Mass Markets. The Company has established itself as a market leader in the U.S. and internationally and has become a dominant player due to its competitive pricing, experienced executive team, strong capitalization and strong brand goodwill. In mass markets, which exhibit a free market dynamic typical of other industries and may be pressured by certain aspects beyond the Company’s control (e.g., unfavorable business and/or regulatory environment and/or lack of enforcement against the respective illicit markets), the Company’s strategy for optimizing its exposure includes rationalizing its operations down to an asset-light structure and maintaining brand presence through licensing agreements.
International Expansion. The Company believes it is, currently, the largest operator in the European cannabis markets, with leading market share and the broadest overall footprint. The Company will continue to invest in vertical integration across Europe, in the form of licenses, production facilities, medical clinics, branding and product diversity, so as to best position itself to benefit from expansion of medical cannabis programs and the potential legalization of adult use across Europe
While acquisitive growth increases the Company’s acquisition-related costs as well as its marketing and selling expenses, the Company’s integration plans are intended to offset these costs through resulting operating efficiencies and economies of scale.
Operating Segments
As of March 31, 2025, the Company has two operating segments: (i) Domestic operations and (ii) International operations. These two segments reflect the manner in which the Company’s operations are managed, how the chief operating decision maker allocates resources and evaluates performance and how the Company’s internal management of financial reporting is structured.
1 EU-GMP stands for European Union Good Manufacturing Practices.

Domestic Operations
As of March 31, 2025, the Company through its controlling interest in Curaleaf, Inc. derives the majority of its revenues from operations in the U.S. For the three months ended March 31, 2025, over 89% of the Company’s consolidated Total revenues, net were generated in the U.S. The Company’s U.S. cannabis operations are based in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania and Utah. The Company has also partnered with an accredited medical school in the U.S. and obtained a “clinical registrant” license in Pennsylvania.
For further details on the Company’s operations in the U.S., see the section of this MD&A titled Regulatory Environment: Issuers With U.S. Cannabis-Related Operations.
International Operations
As of March 31, 2025, the Company’s primary international operations are based in the U.K., Canada, Germany, Poland, Portugal, Spain and Switzerland. The Company derives its retail cannabis revenues in the U.K., where it holds a pharmacy license that enables it to fulfill cannabis prescriptions directly to the patient through its online pharmacy. In other countries in Europe, including Germany, Italy, Poland, Czech Republic, Switzerland, Sweden, Norway and the U.K. as well as Australia and New Zealand, the Company supplies cannabis on a wholesale basis to pharmacies and/or other local distributors.
On April 19, 2024, the Company completed the acquisition of all issued and outstanding shares of NGC. NGC is a Canadian licensed cannabis producer and distributor focused primarily on expanding in the international market through its EU-GMP certified product offering. The acquisition of NGC equipped the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower supply, which the Company considers essential to maintaining a leading position in Germany, Poland and the U.K. as well as supporting the Company’s expansion into new international markets.
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A., now known as Curaleaf Poland S.A. (“Curaleaf Poland”). Curaleaf Poland is the first medical cannabis-specialized wholesaler in Poland, specializing in acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Curaleaf Poland increased the Company’s international footprint.
Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of the Company’s AIF for more information on the risks to which the Company’s international operations are subjected.
Principal Products and Services
The Company and its affiliates operate in highly regulated markets that require expertise in cultivation, manufacturing, retail operations and logistics. The Company leverages its internal research and development capabilities to assist its licensed entities in manufacturing cannabis products in multiple formats with high standards for safety, effectiveness, consistent quality and customer care. Currently, the Company cultivates, processes, markets and/or dispenses a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls, concentrates for vaporizing, such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing, mints and lozenges, topical balms and lotions, tinctures, capsules, edibles and beverages.
In most of the U.S. and European markets in which the Company operates, its licensed entities are vertically-integrated, meaning the Company manages the entire cannabis product lifecycle, from seed to sale: cultivating cannabis flower, processing the flower into manufactured products and selling the product to registered medical patients and/or adult consumers in jurisdictions where adult use is legalized. The Company’s products are sold under its brands, including Curaleaf, Find, JAMS, Grassroots, Select, Reef and its line of hemp-derived THC beverages.
The Company believes that it has developed the in-house resources to ensure its licensed entities maintain best practices in cannabis cultivation, processing and dispensing, and the Company is dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its licensed entities maintain low overall production costs and adaptability in product mix to ensure timely response to the rapidly evolving cannabis markets. The Company intends to use its footprint to leverage know-how and technology throughout its operations.
•Cultivation: The Company’s U.S. cultivation facilities have 135 unique cultivars in the production phase that have been tested and characterized for yield, cannabinoid content along with certain other properties. The Company cultivates cannabis using a variety of methods, including greenhouse, indoor and two-tier indoor cultivation. The Company’s international cultivation facilities have 27 unique cultivars in the production phase or final stages of research & development. The Company regularly evaluates its cultivar portfolio to identify underperforming varieties and to promote standardization of cultivars across its global operations.
•Extraction and Purification: The Company’s extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification; thereby enabling timely response to trends in product formulation.
•Formulation and Quality Control: The Company’s processing facilities produce a wide spectrum of solid, liquid and inhaled products. By combining expert cultivation, manufacturing and analytical laboratory operations, the Company has developed a completely in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.

The following table provides an overview of the Company’s domestic operations, including (i) the U.S. states in which the Company and its U.S. affiliates operate, (ii) the dates on which cannabis was legalized for medical and/or adult use, (iii) the categories of permitted cannabis-derived products and (iv) the number of dispensaries, manufacturing facilities and cultivation sites owned and/or operated by the Company as of March 31, 2025:

State(1)	Medicinal	Adult use	Dispensaries	Manufacturing	Cultivation	Square	Permitted products
	legalization*	legalization*		facilities	sites	feet	Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	16	1	2	139,750	X(2)	X	X	X	X
CT	2012	2021	4	1	1	24,510	X(2)	X	X	X	X
FL	2014	—	64	2	1	362,366	X(2)	X	X	X(3)	X
IL	2013	2019	10	1	1	104,418	X(4)	X	X	X(3)(5)	X
KY(6)	—	—	—	1	—	74,150	—	X(7)	—	—	—
MA	2012	2016	4	1	1	59,474	X(4)	X	X	X(5)	X
MD	2013	2022	4	1	1	30,982	X(2)	X	X	X(5)	X
ME	1999	2019	4	1	1	79,926	X	X	X	X(5)	X
MO(10)	2018	2022	—	1	—	6,700	—	—	X	—	—
ND	2016	—	4	1	1	16,500	X(4)	X	X	X(3)(5)	X
NJ	2010	2020	3	1	1	61,000	X(2)	X	X	X	X
NV(10)	2013	2016	6	2	—	171,300	—	—	X	X(5)	—
NY	2014	2021	6	1	1	110,496	X(2)	X	X	X	X
OH(8)	2016	2023	2	1	1	20,100	X	—	X	X(5)	X
PA	2016	—	18	2	2	131,500	X(2)	X(9)	X	—	X
UT	2018	—	4	2	1	67,500	X(4)	—	X	X(3)	—
			149	20	15	1,460,672

*Legalization dates outlined above indicate when legislation was passed to legalize the use of cannabis products.
(1) The Company has a brand licensing agreement in the state of Oregon, which is not reflected in this table.
(2) Extracted oils only.
(3) Medical only.
(4) Oil-based formulations only.
(5) Permitted, but the Company's dispensaries are not yet participating in home delivery.
(6) Square footage for Kentucky represents manufacturing space utilized to produce hemp-derived THC products.
(7) The Company's hemp-derived THC operations are conducted through its facility in Lexington, Kentucky. Edibles include hemp-derived edibles and beverages.
(8) The Company has a Level 1 cultivation facility license, which permits the Company to grow cannabis on a maximum cultivation area of 25,000 square feet.
(9) Edibles are explicitly prohibited in the Pennsylvania market. Troches (sublingual) are allowed and commercialized.
(10) Square footage represents manufacturing space.

The following table provides an overview of the Company’s international operations including (i) the foreign jurisdictions in which the Company and its affiliates operate, (ii) the dates on which cannabis was legalized for medical and/or adult use, (iii) the categories of permitted cannabis-derived products and (iv) the number of dispensaries, manufacturing facilities and cultivation sites owned and/or operated by the Company as of March 31, 2025:

Country	Medicinal	Adult use	Dispensaries	Manufacturing	Cultivation	Square	Permitted products
	legalization*	legalization*		facilities	sites	feet	Oil	Edibles	Flower	Delivery	Wholesale
Canada	2001	2018	—	1	1	17,000	X(1)	X	X	X	X
Portugal	2018	— (2)	—	2	1	270,000	X(3)	—	X(3)	X(3)	X
Germany	2017	2024(4)	—	1	—	—	X(3)	—	X(3)(4)	X(3)	X
Spain	—	— (5)	—	1	—	—	X(6)	X(6)	X(7)	—	X(8)
U.K.	2018	—	— (8)	1	—	—	X(3)	X(3)	X(3)	X(3)	X
			—	6	2	287,000

*Legalization dates outlined above indicate when legislation was passed to legalize the use of cannabis products.
(1) Varies by province.
(2) Personal use decriminalized since 2001.
(3) Prescription required.
(4) Adult use is permitted in social clubs and limited home grow only.
(5) Personal use and cultivation in private spaces decriminalized since 1983.
(6) Export only.
(7) Only permitted within private cannabis clubs.
(8) A virtual pharmacy operates within the U.K.
Research and Development
The Company’s research and development activities primarily focus on (i) optimizing cannabis cultivation and manufacturing techniques, (ii) developing new manufactured cannabis products and (iii) understanding the potential medical benefits of cannabis. The Company’s research and development activities operate on an on-going basis, as the Company continually seeks to improve current methods for its licensed businesses.
The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot and per plant. This allows the Company’s cultivators to gain insights on optimal cultivation methods by adjusting certain variables, such as strain variety and plant spacing. The Company’s cultivators institute pest management techniques and document successes and failures, sharing this knowledge across its cultivation operations. The Company also researches new methods of cannabis extraction for the development of new manufactured products.
The Company’s acquisition of Dark Heart Nursery (“Dark Heart”), in the first quarter of 2024, was a pivotal step towards improving the Company’s genetics and cultivation operations, including by (i) refinement of its cultivation practices, (ii) optimization of yield efficiency and (iii) exploration of new avenues for product innovation.
Internationally, the Company continues to develop its clinical research program. In 2021, the Company established the first bench-to-bedside medicinal cannabis research and drug development pipeline, with basic science and clinical research collaborations across leading universities, including Imperial College London and The Institute for Cancer Research. As of March 31, 2025, the Company has published 63 peer-reviewed research papers and 73 research conference presentations. In vitro experiments have been conducted via this bench-to-bedside medical research program, which resulted in the discovery of the mechanism of action of cannabinoids and terpenes in blocking pain signals and which have yielded the optimum ratios of cannabinoids and terpenes in pain treatment. These experiments have been published across four studies in the Journal of Pain Research and the International Journal of Molecular Sciences between 2021 and 2023.
The portfolio of preclinical research is supplemented by additional research collaborations to examine the effects of cannabinoids and other active cannabis-derived pharmaceutical ingredients on cancer, migraine and neuroprotection. In May 2024, in collaboration with researchers from Imperial College London, the Company published a peer-reviewed study, which examined the impact of cannabidiol on pancreatic cancer utilizing in vitro cell lines models. The Company also published a peer-reviewed study, in the Journal of Cannabis Research, that utilized a mouse model to study the impact of cannabidiol on pancreatic cancer; the findings of which highlight a possible mechanism by which cannabidiol could induce cell death in pancreatic cancer.
In addition, the Company established the U.K. Medical Cannabis Registry (the “U.K. Registry”), the largest European real-world patient registry designed to collate outcomes on medical cannabis prescribing. The U.K. Registry has published five analyses of the Company’s own branded and manufactured cannabis medicines for the treatment of chronic conditions in patients within the U.K., the most recent of which occurred in October 2024. These analyses revealed positive findings in patients’ use of prescribed oils, dried flower and a combination of the Company’s products to treat generalized anxiety disorder, chronic pain, fibromyalgia, headache disorders and attention-deficit/hyperactivity disorder (“ADHD”). The results of the five analyses have been presented at international scientific conferences and published in peer reviewed journals. In addition, the Company has published 17 further peer-reviewed research articles that demonstrate the value patients place in the Company’s own research performed using the U.K. Registry and provide commentary from subject matter experts on the use of medical cannabis for the treatment of neurological disorders, inflammatory bowel disease, depression and ADHD.
As of March 31, 2025, 33 research publications have arisen from the U.K. Registry, covering chronic pain, anxiety, insomnia, fibromyalgia, autism spectrum disorder, ADHD, PTSD, depression, inflammatory bowel disease, headache disorders, multiple sclerosis, arthritis and childhood epilepsy. This collective research has received six awards to date from the Japanese Society of Neuropsychopharmacology and the journal ‘Neuropsychopharmacology Reports’. The Company has published leading opinion pieces on the status of medical cannabis research and has conducted fundamental research on the perceived stigma of medical cannabis patients in the U.K. and the prevalence of illicit cannabis use for health reasons. The Company considers such research to be strategically important in the future education of patients, public and healthcare professionals.
As of both March 31, 2025 and 2024, the Company published three research papers in the U.K., with additional research papers accepted for publication in the near future. As of March 31, 2025, the Company has submitted eight studies for peer review, with the majority of these studies expected to be published during 2025.
Production and Sales
As of March 31, 2025, the Company had 15 cultivation facilities in the U.S. totaling approximately 1.2 million square feet as well as 20 U.S. processing facilities. Each new manufacturing site is built to ISO1 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care.
Internationally, the Company has cultivation facilities in Canada and Portugal. NGC has indoor cultivation rooms totaling approximately 17,000 square feet, and Curaleaf Portugal has a total cultivation area of approximately 270,000 square feet across 10 greenhouses. The cultivation facilities in Canada and Portugal, both have EU-GMP post-harvest processing and manufacturing facilities. In addition, the Company has pharma-grade cannabis processing and manufacturing facilities certified to EU-GMP standards in Germany, Spain and the U.K.
The Company’s primary method of cannabis sales in the U.S. currently occurs through its U.S. state-licensed dispensaries. Most of the Company’s U.S. state-licensed dispensaries offer customers the option to order online to pick-up in store. In Nevada, Utah and Florida, the Company offers drive-thru service at select dispensaries. Furthermore, in certain states, the Company’s dispensaries offer home delivery services, in compliance, in all material respects, with applicable state regulations. The Company’s primary method of hemp-derived THC sales is through its online storefront, thehempcompany.com, and partnerships with Door Dash and Total Wine & More.
In Europe, the primary method of sales occurs through licensed distribution of cannabis in Germany, Poland, Canada, Switzerland and the U.K. In the U.K., the Company also operates a medical cannabis clinic and holds a pharmacy license, in England and Scotland, enabling the retail supply of medical cannabis directly to patients. Finally, the Company supplies cannabis on a wholesale basis to Australia, New Zealand, U.K. and across Europe, including Germany, Italy and Poland.
1 ISO stands for International Organization for Standardization.

The Company aims to expand its dispensary e-commerce operations and delivery operations, where permitted, to offer convenient access to its customers and meet the demands of an evolving retail landscape.
Intellectual Property
The Company has spent considerable time and resources to establish premium and recognizable brands amongst consumers and retailers in the cannabis industry. The Company has developed multiple proprietary product formats, technologies and processes to ensure the high quality of licensees’ premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations, cannabis delivery systems and cannabis monitoring systems. With regards to non-patented processes and materials, the Company ensures confidentiality through the use of non-disclosure and confidentiality agreements.
As of March 31, 2025, the Company has two federally registered patents with the United States Patent and Trademark Office (“USPTO”) as well as several pending patent applications with the USPTO and internationally. The Company also has 12 trademarks registered with the USPTO and three trademarks that are pending approval with the USPTO. All federal registered trademarks in the U.S. are subject to renewal 10 years from the date of registration. As of March 31, 2025, Curaleaf had 64 state trademark registrations and a significant number of trademarks registered and pending in various international jurisdictions. The Company is actively pursuing the filing of additional trademarks with the USPTO as well as other U.S. state and international jurisdictions.
In addition to its patent and trademarks, the Company owned, as of March 31, 2025, numerous website domains, including www.curaleaf.com and www.thehempcompany.com, and numerous accounts across all major social media platforms.
As long as cannabis remains illegal under U.S. federal law, as discussed further in the “Regulatory Environment: Issuers With U.S. Cannabis-Related Operations” section of this MD&A, the benefit of certain U.S. federal laws and protections, such as U.S. federal trademark and patent protection on a business’ intellectual property, may not be available to the Company. The Company maintains an in-house legal team and engages outside legal counsel to actively monitor and identify potential infringements on its intellectual property. Refer to the heading “Risk Factors – Intellectual Property Risks” of the Company’s AIF for more information.
Competitive Conditions
The cannabis industry is highly competitive. The Company competes on quality, price, brand recognition and distribution strength. The Company’s cannabis products compete with other products for consumer purchases, retail dispensary shelf space and wholesaler preference. The Company competes with numerous cannabis producing companies with various business models, from small family-owned operations to large multi-state operators. Certain markets have a thriving black market with competition from illegal operators that is not limited to retail markets. The Company maintains an operational footprint in U.S. states with high barriers to entry and limited market participants, as a result of the limited availability of U.S. state licenses and/or local permitting as well as stringent operating requirements. The Company, through Curaleaf International, also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate.
As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. As the cannabis industry continues to rapidly expand and its liberalization accelerates, the Company will face competition from other companies, some of which may have longer operating histories and more financial reserves, resources and/or experience than the Company.
Refer to the “Risk Factors” section of the Company’s AIF for more information on the competition faced by the Company.

Components of Our Results of Operations
Revenues, net
Retail and wholesale revenues
The Company derives its domestic retail and wholesale revenues from U.S. states in which it is licensed to cultivate, process, distribute and sell cannabis and other hemp-derived products. The Company sells cannabis products directly to customers at its retail dispensaries and sells wholesale to third-party dispensaries or processors. Additionally, the Company’s primary method of hemp-derived THC sales is through its online storefront, thehempcompany.com, and partnerships with certain distributors.
Internationally, the Company derives retail revenues in the U.K., where it holds a pharmacy license that enables it to fulfill cannabis prescriptions directly to patients through its online pharmacy. The Company also supplies cannabis on a wholesale basis to pharmacies and other distributors based in Australia, New Zealand, Canada and across Europe, including Germany, Italy and Poland. Non-cannabis revenues are all derived from wholesale operations in Germany and Spain.
For most of its locations, the Company offers a loyalty reward program to its retail dispensary customers that allows customers who enroll in the program to earn reward points at point of sale for use on future purchases.
Management fee income
Management fee income is comprised primarily of revenue earned through MSAs pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult use cannabis licensees. In addition, management fee income includes royalty fees earned on third-party use of certain of the Company’s licenses, as well as manufacturing and logistics service fees and consultation fees earned in the Company’s international operations.
Cost of goods sold
Cost of goods sold is derived from wholesale purchases made by the Company from its third-party licensed producers and from costs related to the Company’s internal cultivation, production and manufacturing activities.
Gross profit
Gross profit is Revenues, net less Cost of goods sold. The Company’s current operational capacity fully meets its existing demand, and in select states, it has the ability to scale production as required.
Selling, general and administrative
Selling, general and administrative includes
•Salaries and benefits that have not been allocated to Cost of goods sold as well as corporate labor expenses.
•Sales and marketing, which consists of branding, marketing and product development expenses.
•Professional fees that consist of accounting, legal and acquisition-related expenses.
•Other general and administrative costs that consist of expenses for travel, general office supplies, monthly services, facilities and occupancy, insurance, director fees and new business development.
Typically, Salaries and benefits and Sales and marketing increase proportionally in response to the Company’s market expansion; while Professional fees and Other general and administrative fluctuate in response to the volume of complex transactions the Company enters into and level off as operations are scaled and normalize in each market.

Other Income (Expense)
Interest income
The Company has notes receivable with various parties and restricted cash equivalents that earned interest income.
Interest expense
Interest expense, which includes interest related to lease liabilities, financial obligations and deferred consideration, consists of the following components: (i) interest on the Company’s outstanding borrowings under various promissory note agreements and other borrowing arrangements, (ii) amortization of debt discounts and deferred financing costs, (iii) interest accreted on outstanding lease and sale-leaseback arrangements and (iv) interest accrued on deferred consideration.
Other income (expense), net
Other income (expense), net primarily consists of gains (losses) related to fair value remeasurements and/or mark-to-market revaluation of contingent consideration, equity investments and marketable securities held by the Company, gains (losses) recognized on the disposal of assets and liabilities and gains (losses) recognized upon the extinguishment of debt.
Provision for income taxes
The Company’s Provision for income taxes is comprised of current and deferred taxes. Current taxes are recognized on taxable income (loss) for the fiscal period, as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period. Current taxes are measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current tax assets and liabilities are offset only if the right of offset exists.
Deferred taxes are recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, with certain exceptions. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If the Company determines, based on available evidence, that it is more likely than not that all or a portion of a deferred tax asset will not be realized, a valuation allowance is established to reduce the deferred tax asset by the amount expected to be unrealizable. The Company reassesses the need for a valuation allowance at the end of each fiscal quarter and takes into consideration, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and the duration of statutory carryforwards.
As of March 31, 2025, the Company continues to apply its recently adopted federal and state income tax position, supported by legal interpretations, asserting that the restrictions of Section 280E of the Internal Revenue Code (“Section 280E”) do not apply to the Company’s cannabis operations (“Section 280E position”). The Company recorded an uncertain tax liability on the Condensed Interim Consolidated Balance Sheets (Unaudited) for tax positions taken based on the Section 280E Position. If the Company’s interpretation is upheld, the Company’s financial position could be significantly enhanced by the ability to deduct additional ordinary and necessary business expenses that are non-deductible under Section 280E.
While the Company believes its position is supported by sound legal reasoning, the cannabis industry remains in a complex regulatory environment. The illegality of cannabis under U.S. federal law poses unique challenges and uncertainties, including the potential for differing interpretations and enforcement actions. The Company is prepared to vigorously defend its tax position, if challenged, and will continue to monitor legal developments in this matter closely; however, the Company cannot be certain that it will prevail on this issue with the Internal Revenue Services (the “IRS”). As a precautionary measure, if the Company were not to prevail, reserves have been established to mitigate the potential financial impact of such a determination. The Company believes it is reasonably possible that its Uncertain tax position liability will continue to increase over the next 12 months, while its Section 280E position is reviewed by the IRS and certain state tax authorities.
Refer to the heading “Risk Factors” of the Company’s AIF for further detail.

Selected Financial Information
The following tables set forth select financial information and were derived from the Consolidated Financial Statements. The following financial information may not be indicative of the Company’s future performance.
The following table summarizes the Company’s Condensed Interim Consolidated Statements of Operations (Unaudited) for the three months ended March 31, 2025, March 31, 2024 and December 31, 2024:

				Variance
	Three Months Ended			March 31, 2025 vs. March 31, 2024		March 31, 2025 vs. December 31, 2024
	March 31, 2025	March 31, 2024	December 31, 2024	$	%	$	%
Revenues, net:	$310,007	$338,932	$331,054	$(28,925)	(9)%	$(21,047)	(6)%
Cost of goods sold	154,833	178,028	173,691	(23,195)	(13)%	(18,858)	(11)%
Gross profit	155,174	160,904	157,363	(5,730)	(4)%	(2,189)	(1)%
Operating expenses	147,348	148,202	166,644	(854)	(1)%	(19,296)	(12)%
Other expense, net	(25,766)	(24,189)	(67,950)	(1,577)	7%	42,184	62%
(Provision) benefit for income taxes	(36,855)	(40,090)	5,454	3,235	(8)%	(42,309)	(776)%
Net loss from continuing operations	(54,795)	(51,577)	(71,777)	(3,218)	6%	16,982	24%
Net (loss) income from discontinued operations	(5,451)	567	(6,696)	(6,018)	(1061)%	1,245	19%
Net loss	(60,246)	(51,010)	(78,473)	(9,236)	(18)%	18,227	23%
Less: Net loss attributable to non-controlling interest	817	(2,697)	(910)	3,514	130%	1,727	190%
Net loss attributable to Curaleaf Holdings, Inc.	$(61,063)	$(48,313)	$(77,563)	$(12,750)	(26)%	$16,500	21%
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.10)	$(0.07)	$(0.12)	$(0.03)	(43)%	$0.02	17%
The following tables summarize the Company’s Revenues, net by segment for the three months ended March 31, 2025, March 31, 2024 and December 31, 2024:

				Variance
	Three Months Ended			March 31, 2025 vs. March 31, 2024		March 31, 2025 vs. December 31, 2024
	March 31, 2025	March 31, 2024	December 31, 2024	$	%	$	%
Domestic revenues, net:
Retail revenue	$219,644	$260,569	$235,698	$(40,925)	(16)%	$(16,054)	(7)%
Wholesale revenue	55,207	57,886	64,322	(2,679)	(5)%	(9,115)	(14)%
Management fee income	236	414	361	(178)	(43)%	(125)	(35)%
Total domestic revenues, net	$275,087	$318,869	$300,381	$(43,782)	(14)%	$(25,294)	(8)%

				Variance
	Three Months Ended			March 31, 2025 vs. March 31, 2024		March 31, 2025 vs. December 31, 2024
	March 31, 2025	March 31, 2024	December 31, 2024	$	%	$	%
International revenues, net:
Retail revenue	$11,058	$7,502	$11,703	$3,556	47%	$(645)	(6)%
Wholesale revenue	22,457	11,620	17,635	10,837	93%	4,822	27%
Management fee income	1,405	941	1,335	464	49%	70	5%
Total international revenues, net	$34,920	$20,063	$30,673	$14,857	74%	$4,247	14%
Key Developments
First Quarter 2025 Highlights
Despite pricing pressures in the first quarter of 2025, the Company’s gross margin increased to 50%, an improvement of 200 basis points from the prior quarter, as a result of the Company’s continued focus on cost containment and increased productivity from its cultivation and manufacturing operations.
In the first quarter of 2025, the Company:
•capitalized on the growing demand for cannabis beverages by expanding the flavors and dosages of Select Zero Proof, its hemp-derived THC seltzer;
•secured a partnership with Total Wine & More, the leading retailer of wine, spirits and beer in the U.S., to expand its Select hemp-derived beverages into over 100 of Total Wine & More’s brick-and-mortar stores across the U.S.;
•expanded the Company’s retail footprint in Florida and relocated its Sedona, Arizona dispensary to a more convenient and accessible location;
•released two new additions to its brand portfolio:
–Reef: a curated, high-quality flower inspired by the interconnected nature of Florida’s coastline and coastal reefs, available exclusively in the Company’s dispensaries in Florida;
–Select FormulaX: a fast-acting, flavor-filled 10mg THC experience with the added boost of caffeine, sold in sixteen-ounce cans directly to adult consumers through the Company's online storefront, TheHempCompany.com. Customers can also find Select FormulaX at Curaleaf stores in Arizona and Maine, at major retailers, and soon, through on-demand delivery services in select states.
•increased its financial flexibility through the settlement of its remaining obligation under the Bloom Notes – 2024 and refinancing of the Bloom Notes – 2025, which was exchanged for senior secured notes due January 17, 2027. For further details, refer to Financial Condition, Liquidity and Capital Resources - Outstanding Financing Obligations of this MD&A; and
•actively engaged in coordinated lobbying efforts to advance U.S. federal reforms, including Rescheduling (as defined within), banking regulations and the elimination of the applicability of Section 280E tax provisions to cannabis operators. In January 2025, the Company aligned with other multi-state cannabis operators, single-state cannabis operators, cannabis retailers and ancillary cannabis businesses to form the U.S. Cannabis Roundtable, a leading authority representing the cannabis industry at the U.S. federal level.

2025 Fiscal Year Outlook
Key Trends and Predictions for 2025
In 2025, several key trends are expected to shape the cannabis industry and the Company’s strategic focus, such as:
•Rapid growth in the market for cannabis beverages, driven by shifting consumer preferences, particularly among Gen Z, who are seeking alternatives to alcohol. The Company plans to capitalize on this trend by expanding its cannabis beverage offerings and introducing innovative products driven at increasing the accessibility and decreasing stigma of cannabis amongst consumers.
•Price compression and regulatory headwind. Cannabis operators face financial pressures in oversaturated markets. The Company is addressing this challenge through increased operational efficiency, premium product innovation and differentiation and proprietary technology.
•Organic expansion in growth markets domestically, such as in New York and Ohio, and internationally, within Europe. The Company is positioned to be a market leader in these nascent and/or growing domestic and international markets.
•Potential U.S. federal reforms, including Rescheduling (as defined in this MD&A), banking regulations and elimination of the applicability of Section 280E tax provisions to cannabis operators.
•Increased financial flexibility and cash flow optimization as a result of de-levering the Company’s Consolidated Balance Sheets; thereby, strengthening the Company’s ability to raise capital for: (i) capitalizing on strategic investment opportunities, (ii) driving organic growth and operational efficiency and (iii) adapting effectively to evolving market conditions.
Going into the second quarter of 2025, the Company believes it is well-positioned to navigate the headwinds facing the cannabis industry, to capitalize on opportunities and to deliver sustainable growth in 2025 and beyond.
The above trends and expectations constitute "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. Refer to the heading "Cautionary Statement Regarding Forward-Looking Information" in this MD&A for more information on forward-looking statements. You should not place undue reliance on any such forward-looking statements.

Results of Operations – Consolidated
The following discussion summarizes the Company’s results of operations for the three months ended March 31, 2025 and December 31, 2024:
Comparison of the three months ended March 31, 2025 to the three months ended December 31, 2024

			Variance
	Three Months Ended		March 31, 2025 vs. December 31, 2024
	March 31, 2025	December 31, 2024	$	%
Revenues, net:
Retail revenues	$230,702	$247,401	$(16,699)	(7)%
Wholesale revenues	77,664	81,957	(4,293)	(5)%
Management fee income	1,641	1,696	(55)	(3)%
Total revenues, net	310,007	331,054	(21,047)	(6)%
Cost of goods sold	154,833	173,691	(18,858)	(11)%
Gross profit	155,174	157,363	(2,189)	(1)%
Gross profit margin	50%	48%	2%	4%
Operating expenses	147,348	166,644	(19,296)	(12)%
Income (loss) from operations	7,826	(9,281)	17,107	(184)%
Total other expense, net	(25,766)	(67,950)	42,184	(62)%
Loss before provision for income taxes	(17,940)	(77,231)	59,291	(77)%
(Provision) benefit for income taxes	(36,855)	5,454	(42,309)	(776)%
Net loss from continuing operations	(54,795)	(71,777)	16,982	(24)%
Net loss from discontinued operations	(5,451)	(6,696)	1,245	(19)%
Net loss	(60,246)	(78,473)	18,227	(23)%
Less: Net income (loss) attributable to non-controlling interest	817	(910)	1,727	(190)%
Net loss attributable to Curaleaf Holdings, Inc.	$(61,063)	$(77,563)	$16,500	(21)%
Revenues, net
Total revenues, net was $310.0 million for the three months ended March 31, 2025 compared to $331.1 million for the prior quarter, which represents a decrease of $21.0 million or 6% during the current quarter.
Sequentially, Total revenues, net decreased primarily due to performance within the Company's Domestic operations. Domestic revenues declined by $25.3 million compared to the prior quarter. This decrease was largely driven by heightened retail competition and the impact of new market entrants, which contributed to market saturation and pricing compression, particularly in the Company's more established markets. Wholesale sales also declined domestically driven by heightened review of collectability of transactions with multistate operators and smaller single state operators, pricing pressures and softer demand in the first quarter of 2025.
Partially offsetting was continued growth in the Company's International operations, which saw revenues increase by $4.2 million sequentially. This growth was primarily attributable to the Company's international wholesale operations, specifically flower sales in Germany, which increased 27% to $22.5 million in the current quarter from $17.6 million in the prior quarter.
Cost of goods sold
Cost of goods sold for the three months ended March 31, 2025 was $154.8 million, a decrease of $18.9 million, or 11% compared to Cost of goods sold of $173.7 million for the prior quarter.

Key drivers contributing to the sequential decline in Cost of goods sold include dampened domestic sales, as discussed above, partially offset by improved efficiencies in the Company’s cultivation and manufacturing operations.
Gross profit
Gross profit for the three months ended March 31, 2025 was $155.2 million, or 50% of Total revenues, net, compared to $157.4 million, or 48% of Total revenues, net for the prior quarter.
The primary drivers of the change in Gross margin are correlated with those discussed above within Revenues, net and Cost of goods sold.
Total operating expenses
Refer to the corresponding sub-section on page 80.
Total other expense, net
Refer to the corresponding sub-section on pages 81.
Provision for income taxes
The Company recorded Provision for income taxes from continuing operations of $36.9 million for the three months ended March 31, 2025, an increase of $42.3 million or 776% in income tax expense compared to a Benefit from income taxes of $5.5 million in the prior quarter.
The increase in income tax expense was primarily due to the release of select uncertain tax positions in the prior quarter as a result of the expiration of the statute of limitations for the 2020 tax year and the tax benefit received from the sale of certain subsidiaries during the prior quarter.
Net loss from continuing operations
Net loss from continuing operations for the three months ended March 31, 2025 was $54.8 million, a decrease of $17.0 million, or 24%, compared to a Net loss from continuing operations of $71.8 million in the prior quarter. The decrease during the current quarter is the result of the aggregate net impact of the aforementioned factors discussed above.
Net loss from discontinued operations
Net loss from discontinued operations for the three months ended March 31, 2025 was $5.5 million, a decrease of $1.2 million, compared to Net loss from discontinued operations of $6.7 million in the prior quarter.
As of March 31, 2025, the Company has deconsolidated, and has no continuing involvement with, all operations classified as discontinued operations in 2023. For further details, see Note 6 — Discontinued operations of the Company’s accompanying Consolidated Financial Statements.

The Company’s Total operating expenses, for the three months ended March 31, 2025 and December 31, 2024, was disaggregated as follows:
Comparison of the three months ended March 31, 2025 to the three months ended December 31, 2024

			Variance
	Three Months Ended		March 31, 2025 vs. December 31, 2024
	March 31, 2025	December 31, 2024	$	%
Salaries and benefits	$59,779	$54,925	$4,854	9%
Sales and marketing	11,678	10,955	723	7%
Rent and occupancy	14,239	13,398	841	6%
Travel	1,892	1,696	196	12%
Professional fees	5,465	6,215	(750)	(12)%
Office supplies and services	10,952	10,956	(4)	—%
Other operating expense	3,279	3,192	87	3%
Total selling, general and administrative expense	107,284	101,337	5,947	6%
Depreciation and amortization	35,440	59,980	(24,540)	(41)%
Share-based compensation	4,624	5,327	(703)	(13)%
Total operating expenses	$147,348	$166,644	$(19,296)	(12)%
Total operating expenses
Total operating expenses for the three months ended March 31, 2025 was $147.3 million, a decrease of $19.3 million or 12%, compared to $166.6 million for the prior quarter.
Depreciation and amortization expense decreased sequentially by $24.5 million, or 41%, to $35.4 million in the current quarter from $60.0 million in the prior quarter, primarily as a result of non-recurring accelerated amortization recognized in the prior quarter on certain finance leases that were partially abandoned as part of the Company’s strategic cost optimization measures. Further declines were observed in Professional fees, driven primarily by two factors: the ongoing internalization of accounting and legal functions (reducing reliance on external advisors and contractors) and the absence of costs related to specific, non-recurring transactions that occurred in prior periods.
Partially offsetting this decline in Depreciation and amortization is an increase in Salaries and benefits of $4.9 million, primarily driven by accruing the fiscal year 2025 bonuses at 100% of target and the annual reset of employer payroll deductions.
Total operating expenses represented 48% of Total revenues, net for the current quarter as compared to 50% of Total revenues, net in the prior quarter.

The Company’s Total other expense, net, for the three months ended March 31, 2025 and December 31, 2024, was disaggregated as follows:
Comparison of the three months ended March 31, 2025 to the three months ended December 31, 2024

			Variance
	Three Months Ended		March 31, 2025 vs. December 31, 2024
	March 31, 2025	December 31, 2024	$	%
Interest income	$171	$176	$(5)	(3)%
Interest expense	(14,161)	(14,113)	(48)	—%
Interest expense related to lease liabilities and financial obligations	(11,084)	(10,233)	(851)	8%
Loss on impairment	(3,695)	(55,789)	52,094	(93)%
Other income	3,003	12,009	(9,006)	(75)%
Total other expense, net	$(25,766)	$(67,950)	$42,184	(62)%
Total other expense, net
Total other expense, net for the three months ended months ended March 31, 2025 was $25.8 million, a decrease of $42.2 million, or 62%, compared to $68.0 million for the prior quarter. The decrease was primarily driven by non-recurring impairments recognized in the prior quarter due to (i) planned facility closures, (ii) modernization of cultivation facilities to reduce capacity needs and (iii) retirement of excess and obsolete facilities and equipment, as a result of the failed ballot initiative in Florida. Net foreign currency exchange gains recognized in the current quarter also contributed to the decrease in Total other expense, net.
These favorable impacts were partially offset by a reduction in Other income, as the prior quarter included non-recurring gains on certain asset disposals.

Financial Condition, Liquidity and Capital Resources
Liquidity and Capital Resources
The Company’s primary need for liquidity is to fund working capital requirements of the business, capital expenditures, acquisitions, debt service and other general corporate requirements. To date, the Company’s primary source of liquidity has been from funds generated by financing activities, including the private placement of $475 million aggregate principal amount of Senior Secured Notes – 2026 (as defined below) completed in December 2021, the overnight marketed public offering of SVS completed on October 3, 2023, the line of credit with Needham Bank entered into on November 6, 2024 for $40.0 million and the Senior Secured Notes – 2027 entered into on January 17, 2025 for $67 million. The Company’s ability to fund the Company’s operations, to make planned capital expenditures, complete planned acquisitions, make scheduled debt and lease payments and repay or refinance indebtedness depends on future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond the Company’s control. See the “Financial Instruments and Financial Risk Management” section of this MD&A and the “Risk Factors” section of the AIF for additional details.
The Company has also generated cash through asset sales and dispositions, while strategically allocating its capital reserves to support ongoing operations and pursue new acquisitions aimed at driving long-term earnings growth.
Working capital is defined as current assets minus current liabilities. As of March 31, 2025 and December 31, 2024, the Company had positive working capital of $129.7 million and $41.8 million, respectively, of which Cash, cash equivalents and restricted cash represented $121.9 million and $107.2 million, respectively.
The increase of $87.9 million in positive working capital was primarily due to a reduction in the Company’s Notes payable - current balance through the settlement of its remaining obligations under the Bloom Note - 2024 through the issuance of SVS as well as the agreement entered into with the Bloom Lenders to transfer to Holdings, the Bloom Notes – 2025 in exchange for senior secured notes of the Company that have an aggregate principal balance of $67 million (the “Senior Secured Notes — 2027”). Additionally, accrued payroll expenses decreased as of March 31, 2025 compared to December 31, 2024 due to timing in the payroll cycle. For further details, see sections Results of Operations – Consolidated of this MD&A as well as Note 16 — Notes payable of the accompanying Consolidated Financial Statements.
The Company expects that its cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet its capital requirements and operational needs for the next 12 months.
Outstanding Financing Obligations
Senior Secured Notes – 2026
In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture, dated December 15, 2021 and as amended on December 12, 2023, governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that post-incurrence of the additional debt, a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained. The issue of additional senior secured notes or other debt pari passu to the existing notes is permitted, provided that post-incurrence of the additional debt, the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained and provided certain other conditions are met. The Company and certain of its guarantor entities are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks for revolving credit loans, such as the Needham LOC (as defined herein), provided that the interest rate applicable to such revolving credit loans is lower than the interest rate applicable to the Senior Secured Notes – 2026.

Subject to the consent of Needham Bank under the Needham LOC, the Senior Secured Notes – 2026, inclusive of accrued and unpaid interest, may be redeemed early, but are subject to a prepayment premium that is dependent on the loan year as follows:

Loan year	Prepayment redemption prices
June 15, 2024 to June 14, 2025	102.00%
June 15, 2025 and thereafter	100.00%
Purchase of Senior Secured Notes - 2026 for Cancellation
In connection with the Company's overall strategy to reduce debt and interest, on April 30, 2024, in an arms-length transaction, the Company paid $14.3 million to purchase for cancellation Senior Secured Notes – 2026, that had a face value of $15.0 million.
Senior Secured Notes – 2027
On January 17, 2025, the Company entered into an agreement (the “Note Exchange Agreement”) with the former owners of Bloom (the “Bloom Lenders”), pursuant to which the Company agreed to accept from the Bloom Lenders, and the Bloom Lenders agreed to transfer to the Company, the Bloom Notes – 2025 in exchange for senior secured notes of the Company that have an aggregate principal balance of $67 million (the “Senior Secured Notes — 2027”), consisting of the $60 million then-outstanding principal of the Bloom Notes – 2025 plus $7 million of accrued interest on such notes (the “Note Exchange”). In connection with the Note Exchange, the Company paid in cash (i) $0.6 million, representing the remaining balance of interest accrued on the Bloom Notes – 2025 as of the date of the Note Exchange and (ii) $1.0 million of origination fees. The Senior Secured Notes – 2027 mature on January 17, 2027 and bear interest at 10.0% per annum, compounded monthly and computed daily on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is payable monthly in arrears, beginning February 17, 2025, with principal repayments beginning August 17, 2025. There are no prepayment penalties on the Senior Secured Notes – 2027. The Company accounted for the Note Exchange as a debt extinguishment and recognized a loss on extinguishment of debt of $0.3 million, which is recognized within Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Needham Bank
On November 6, 2024, the Company entered into a loan agreement (the “Needham Loan Agreement”) with Needham Bank, establishing a revolving line of credit for up to $40.0 million (the “Needham LOC”). The Needham Loan Agreement provides the Company with the option, beginning on May 6, 2026, to request an additional borrowing of up to $20.0 million, subject to Needham Bank’s discretion and credit approval process. Pursuant to the Needham Loan Agreement, Needham Bank holds a first priority lien on the mortgages, business assets and collateral of all loan parties under the Note Indenture, including a pledge of equity of all underlying borrowers and guarantors. Additionally, the Company has provided a limited guaranty for the value of its equity interest in Curaleaf, Inc. The Needham Loan Agreement contains financial covenants, including a requirement that the total outstanding debt remains within an 80.0% loan-to-value ratio, based on the “as-is” fair market value of the real estate collateral. The Needham LOC may be utilized for various corporate purposes, including working capital and operational expenses, as defined in the Needham Loan Agreement.
Tangela Holdings, LTD
On June 11, 2024, the Company entered into a loan agreement (the “NGC Note”) with Tangela for $1.6 million to fund bulk purchases of cannabis for resale by NGC. The NGC Note, as most recently amended on March 11, 2025, matures 10 business days following a demand made by Tangela, but no earlier than July 1, 2025.
Asset-based revolving credit facility
On August 25, 2023, the Company entered into an asset-based revolving credit facility (the “ABL Facility”) with EWB that provided for borrowings up to $6.5 million immediately drew down $6.5 million (the “EWB Note”) with a maturity date of August 25, 2024. On March 26, 2024, the Company signed an agreement (the “1st Change in Terms Agreement”), increasing the ABL Facility to $10 million and extending the maturity date of the EWB Note to August 25, 2025. On June 14, 2024, the Company executed an amendment to the 1st Change in Terms Agreement, increasing the ABL Facility by an additional $2 million to $12 million. No other changes were made to the ABL Facility.
The ABL Facility is secured by the Company’s deposit accounts at EWB.
Covenant compliance
As of March 31, 2025, the Company was in compliance with the covenants within each credit facility, and the Company did not observe evidence of cross-default.
For further details, refer to Note 16 — Notes payable in the accompanying Consolidated Financial Statements.
Cash Flows
The following table summarizes the sources and uses of cash for each of the periods presented:

	Three Months Ended		Variance
	March 31, 2025	March 31, 2024	$	%
Net cash provided by (used in) operating activities from:
Continuing operations	$41,778	$46,066	$(4,288)	(9)%
Discontinued operations	(1,543)	(2,290)	747	(33)%
Net cash provided by operating activities	40,235	43,776	(3,541)	(8)%
Net cash (used in) provided by investing activities from:
Continuing operations	(17,497)	(19,893)	2,396	(12)%
Discontinued operations	—	2,345	(2,345)	(100)%
Net cash used in investing activities	(17,497)	(17,548)	51	—%
Net cash (used in) provided by financing activities from:
Continuing operations	(6,721)	(12,866)	6,145	(48)%
Discontinued operations	—	(84)	84	(100)%
Net cash used in financing activities	(6,721)	(12,950)	6,229	(48)%
Net increase in cash, cash equivalents and restricted cash	$16,017	$13,278	$2,739	21%

Operating Activities
Net cash provided by operating activities was $40.2 million and $43.8 million during the three months ended March 31, 2025 and 2024, respectively.
For the three months ended March 31, 2025, Net cash provided by operating activities from continuing operations was $41.8 million, driven primarily by income from operations, partially offset by cash outflows related to working capital changes. In addition, the Company’s revised position on Section 280E and its applicability to the Company, resulted in a significant reduction in the Company’s current income tax liabilities.
For the three months ended March 31, 2024, Net cash provided by operating activities from continuing operations of $46.1 million was primarily attributable to income from operations and favorable timing of income tax payments, partially offset by cash outflows for interest payments on the Company’s indebtedness, inclusive of its lease obligations.
As of March 31, 2025, the Company has no significant continuing involvement with operations reclassified as discontinued operations in 2023. However, the Company’s discontinued operations resulted in Net cash used in operating activities during the three months ended March 31, 2025 of $1.5 million, primarily due to the tax-deductible loss recognized upon the formal dissolution of certain discontinued operations, partially offset by the winddown of the Company’s obligations for its disposed discontinued operations.

Investing Activities
Net cash used in investing activities was $17.5 million and $17.5 million during the three months ended March 31, 2025 and 2024, respectively.
For the three months ended March 31, 2025, Net cash used in investing activities from continuing operations was $17.5 million, driven by the Company’s strategic spend on capital expenditures and issuances of notes receivable to support its growth trajectory and market expansion. These cash outflows were partially offset by proceeds the Company received from asset sales and payments received on outstanding notes receivable.
For the three months ended March 31, 2024, Net cash used in investing activities from continuing operations of $19.9 million was primarily attributable to capital expenditures, investments in certain adult use licenses and acquisition related payments, partially offset by proceeds from asset sales.
Financing Activities
The Company’s financing activities used $6.7 million and $13.0 million of cash during the three months ended March 31, 2025 and 2024, respectively.
For the three months ended March 31, 2025, Net cash used in financing activities from continuing operations was $6.7 million, driven largely by the Company’s principal payments on the Needham LOC and the servicing of the Company’s obligations under its finance leases and failed sale leasebacks, partially offset by additional draws on the Needham LOC. In addition, the Company made deferred consideration payments in connection with the second anniversary of its acquisition of Tryke.
For the three months ended March 31, 2024, Net cash used in financing activities from continuing operations of $12.9 million was primarily attributable to principal payments on the Company’s Bloom Notes, finance leases and financial obligations on its failed sale leasebacks.
Summary of Quarterly Results

	Three Months Ended
	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
Revenues, net	$310,007	$331,054	$330,530	$342,286	$338,932	$345,269	$333,172	$335,551
Cost of goods sold	154,833	173,691	170,014	181,821	178,028	189,077	183,120	187,788
Gross profit	155,174	157,363	160,516	160,465	160,904	156,192	150,052	147,763
Operating expenses	147,348	166,644	151,287	152,918	148,202	142,225	134,838	152,040
Other expense, net	(25,766)	(67,950)	(20,978)	(24,709)	(24,189)	(74,593)	(51,169)	(20,360)
Net loss from continuing operations	(54,795)	(71,777)	(44,314)	(48,553)	(51,577)	(57,652)	(70,835)	(66,588)
Net (loss) income from discontinued operations	(5,451)	(6,696)	1,620	(1,277)	567	(7,995)	(22,894)	(7,904)
Net loss	(60,246)	(78,473)	(42,694)	(49,830)	(51,010)	(65,647)	(93,729)	(74,492)
Less: Net income (loss) attributable to non-controlling interest	817	(910)	(2,032)	(945)	(2,697)	(2,419)	(1,382)	(3,250)
Net loss attributable to Curaleaf Holdings, Inc.	$(61,063)	$(77,563)	$(40,662)	$(48,885)	$(48,313)	$(63,228)	$(92,347)	$(71,242)
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.10)	$(0.12)	$(0.07)	$(0.06)	$(0.07)	$(0.09)	$(0.13)	$(0.10)
Weighted average common shares outstanding – basic and diluted	744,898,937	748,936,695	742,535,355	740,787,287	736,147,618	733,514,919	725,319,477	719,269,057
Over the last eight quarters, Revenues, net has been impacted by the following factors:
•Organic and acquisitional growth, particularly in the Company’s international operations ;
•Increased focus on increasing the Company’s brand presence and wholesale operations;

•Launch of diversified product offerings;
•Divestiture of discontinued operations and
•Increased competition due to new market entrants in the Company’s more established markets.
Over the last eight quarters, Net loss has been affected by the following factors:
•Impact of the items affecting revenue, as outlined above;
•Impairments and accelerated amortization recognized on discontinued operations, planned facility closures and the retirement of excess and obsolete facilities and equipment;
•Timing of leases signed and costs associated with the opening of new and/or expanded retail locations;
•Impact of lower fixed cost of goods sold absorption resulting from operational capacity adjustments throughout the period;
•Impact of failed adult use initiatives on inventory levels and strategic capital investments;
•Timing, nature and settlement of acquisition-related costs and obligations;
•Costs incurred in connection with debt issuances and debt refinancing;
•Costs incurred in connection with the TSX Listing and the Reorganization;
•Increased labor and product costs due to inflationary factors and
•Implementation of strategic cost optimization measures.
Acquisitions Completed During the Three Months Ended March 31, 2025
The Company did not consummate any acquisitions during the three months ended March 31, 2025. For further details, refer to Note 4 — Acquisitions within the accompanying Consolidated Financial Statements.
Off-Balance Sheet Arrangements
The Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Related Party Transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
The following table summarizes the Company’s transactions with related parties during the three months ended March 31, 2025 and 2024:

	Related party transactions
	Three Months Ended		Balance receivable (payable) as of
Transaction	March 31, 2025	March 31, 2024	March 31, 2025	December 31, 2024

Consulting fees (1)	$664	$690	$68	$40
Travel and reimbursement (2)	24	4	—	—
Rent expense (3)	128	40	(76)	—
Platform fees (4)(5)	698	748	97	234
Senior Secured Notes - 2026 (6)	217	222	10,000	10,000
	$1,731	$1,704	$10,089	$10,274

(1)Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board member, (ii) Measure 8 Venture Management, LLC (“Measure 8”), an investment company controlled by Boris Jordan, CEO, Chairman and control person of the Company (including funds managed by Measure 8), (iii) Architecture & Engineering Solutions, LLC, a company controlled by an immediate family member of Luke Flood, an executive vice president of the Company and (iv) PNP Construction LLC, a company controlled by an immediate family member of Karim Bouaziz, a former senior vice president of the Company. There are on-going contractual commitments related to these transactions. Consulting fees incurred for Architecture & Engineering Solutions, LLC and PNP Construction LLC were $0.1 million and $0.5 million for the three months ended March 31, 2025, respectively. No fees were paid to Frontline Real Estate Partners, LLC or Measure 8 during the three months ended March 31, 2025. Minimal consulting fees were incurred for Architecture & Engineering Solutions, LLC and Frontline Real Estate Partners LLC for the three months ended March 31, 2024. Consulting fees incurred for PNP Construction LLC and Measure 8 were $0.6 million and $0.1 million during the three months ended March 31, 2024, respectively.
(2)Travel and reimbursement relate to payments made to various Board members for reimbursements of expenses incurred while performing their duties in that capacity.
(3)Rent expense includes payments under leases with FREP Elm Place II, LLC, an entity owned, in-part, by Board member Mitchell Kahn, and with 1001138761 Ontario Ltd, an entity where Lisa McCormack, CEO of the Company's subsidiary NGC, serves as a director. There are on-going contractual commitments related to these lease arrangements.
(4)For the three months ended March 31, 2025, the Company incurred platform fees for services from (i) Sweed, an all-in-one retail operating platform tailored to the cannabis industry. Measure 8 owns a 6.19% stake in High Tech Holdings, Inc. (“High Tech Holdings”), the parent holding company of Sweed, and has a seat on the board of directors of High Tech Holdings; and (ii) Fyllo, a compliance and data solutions provider. Mitchell Kahn, a Board member, also serves on Fyllo’s board of directors. For the three months ended March 31, 2024, the Company also incurred platform fees from Leaf Trade, a similar platform to Sweed. As of March 31, 2025, High Tech Holdings, and thereby Measure 8, no longer holds an equity stake in Leaf Trade.
(5)Baldwin Holdings, LLC (“Baldwin Holdings”), in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest, holds $10 million of the Company’s Senior Secured Notes - 2026; and thereby, a portion of interest expense recognized by the Company under the Senior Secured Notes - 2026 is attributable to Baldwin Holdings. The Senior Secured Notes – 2026 contain certain repayment and interest components that represent on-going contractual commitments.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consist of the Company’s executive management team and management directors.
Compensation related to key management personnel compensation for the three months ended March 31, 2025 and 2024 were as follows:

	Three Months Ended
Key management personnel compensation	March 31, 2025	March 31, 2024
Share-based payments	$2,605	$948
Short-term employee benefits	11	10
Other long-term benefits	2,026	3,264
	$4,642	$4,222
Changes in or Adoption of Accounting Principles
The Company has implemented all applicable accounting standards recently issued by the Financial Accounting Standards Board, as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded.
For further details, refer to Note 3 — Significant accounting policies in the accompanying Consolidated Financial Statements and in the Annual Financial Statements.
Significant accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and management’s best judgments at the time. The Company relies upon historical experience, observable trends and various other assumptions to develop reasonable significant estimates and assumptions, which are then regularly reviewed and updated, as needed, by management. Changes in estimates are accounted for prospectively and are based upon on-going trends or subsequent settlements and the sensitivity level of the estimates and assumptions to changes in facts and circumstances. Although the Company believes that all estimates are reasonable, actual results could differ from these estimates.
The most significant assumptions and estimates underlying the Consolidated Financial Statements are described below:
Consolidation
When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgements about the degree of influence that it exerts directly or indirectly through an arrangement over the investees’ relevant activities. The Company consolidates legal entities in which it holds a controlling financial interest. Determining whether the Company has a controlling financial interest of a legal entity in which it does not have a majority voting interest is subject to significant judgment and estimates. Considerations include, but are not limited to, voting interests of the VIE, management, service and other agreements with the VIE, involvement in the VIE’s initial design and the existence of explicit or implicit financial guarantees. See Note 29 — Variable interest entities of the Consolidated Financial Statements for further detail.
Accounting for acquisitions and business combinations
Classification of an acquisition as a business combination or asset acquisition hinges on whether the asset acquired constitutes a business, which can be a complex judgment.
In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates are related to the valuation of contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert may be engaged to apply the appropriate valuation techniques to management’s forecast of the total expected future net cash flows in order to estimate fair value.
The primary intangible assets typically acquired in a business combination within the cannabis industry are cannabis licenses, as they provide companies with the ability to operate in additional markets. To estimate the fair value of intangible assets, management exercises judgement in developing cash flow projections and choosing discount and terminal growth rates. The estimated fair value of intangible assets is most sensitive to changes in the discount rate applied. The terminal growth rate represents the rate at which businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures, which are based on the historical operations of the acquiree together with management’s projections. These valuations are closely linked to the assumptions made by management regarding future performance of the assets acquired and any changes in the discount rate applied.
Contingent consideration payable as a result of a business combination is recorded at fair value at the date of acquisition. The fair value of contingent consideration is subject to significant judgments and estimates, such as projected future revenues. See Note 4 — Acquisitions of the Consolidated Financial Statements for further detail.
Share-based compensation - Stock options
The Company uses the Black-Scholes valuation model to determine the fair value of stock options granted to employees and directors under share-based awards, where appropriate. In instances where stock options or stock units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that might affect the fair value of the stock option or stock units. In estimating fair value, management is required to make certain significant assumptions and estimates, such as the expected life of stock options, expected volatility in the future price of the Company’s outstanding SVS, expected risk-free rates and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results. See Note 19 — Share-based compensation of the Consolidated Financial Statements for further detail.
Goodwill impairment
Goodwill is not subject to amortization and is tested annually for impairment, or more frequently, if events or changes in circumstances indicate that goodwill might be impaired. In order to determine the amount, if any, the carrying value of its goodwill might be impaired, the Company performs the analysis on a reporting unit level, using both an income and a market approach. Under the income approach, fair value is estimated on the present value of estimated cash flows (i.e. discounted cash flows). The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping. Not only is the determination of the Company’s reporting units subject to significant management judgment, management has to apply significant judgments in assessing the various inputs that drive the fair value of a reporting unit, such as historical results, business plans, forecasts and market data. Changes in the conditions for these judgments and estimates can significantly affect the estimated fair value of the reporting units and the implied fair value of goodwill. See Note 13 — Intangible assets, net and Goodwill of the Consolidated Financial Statements for further detail.
Impairment of long-lived assets
The Company evaluates the recoverability of its long-lived assets (or asset groups) whenever events or changes in circumstances indicate that their carrying value may not be recoverable. This evaluation requires significant management judgment and involves identifying and interpreting key factors, such as significant adverse changes in (i) the market price of a long-lived asset; (ii) the extent or manner in which a long-lived asset is used; or (iii) legal factors or the business climate. Additionally, management’s considerations may include whether (iv) the Company’s accumulated investment in its long-lived asset(s) significantly exceeds the amount originally expected; (v) the Company is experiencing or projecting ongoing operating or cash flow losses; or (vi) it is more likely than not that a long-lived asset will be sold or otherwise disposed of significantly earlier than its previously estimated useful life. If management determines the recoverability of the Company’s long-lived asset(s) may not be recoverable, management exercises significant judgment in estimating the undiscounted future cash flows of the affected long-lived asset(s). Changes in the underlying assumptions or conditions can materially affect the value of the Company’s long-lived assets as reported in its consolidated financial statements. See Note 10 — Property, plant and equipment, net for further detail.
Inventories, net
In measuring the value of its inventories, net at the end of the reporting period, the Company compares inventoried costs to estimated NRV. The NRV of inventories, net represents the estimated selling price for the Company’s goods in the ordinary course of business, less all estimated costs of completion and costs necessary to sell. The determination of NRV requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling prices and contractual arrangements with customers. Reserves for excess and obsolete inventory are also based upon quantities on hand and projected volumes from demand forecasts. The Company’s estimates are made at a point in time, using available information, expected business plans and expected market conditions. The future realization of these inventories may be affected by market-driven changes that reduce future selling prices. As a result, the actual amount received from sale of inventories, net could differ from estimates. See Note 8 — Inventories, net of the Consolidated Financial Statements for further detail.
Income taxes
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with the relevant tax authority that has all relevant information.
Assets and liabilities held for sale
The Company classifies assets held for sale in accordance with ASC 205, Presentation of Financial Statements (“ASC 205”). When the Company makes the decision to sell an asset, disposal group or to cease operations for a portion of its business, the Company assesses whether such assets and related liabilities should be classified as held for sale. To be classified as held for sale, the asset or disposal group must meet all of the following conditions at the end of the reporting period:
i.available for immediate sale in its present condition;
ii.management is committed to a plan to sell;
iii.an active program to locate a buyer and complete the plan has been initiated;
iv.the asset or disposal group is being actively marketed at a sales price that is reasonable in relation to its fair value;
v.the sale is highly probable within one year from the date of classification to held for sale and
vi.actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.
An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell, unless the asset held for sale meets the exceptions as prescribed by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. See Note 5 — Assets and liabilities held for sale of the Consolidated Financial Statements for further detail.
Discontinued Operations
Pursuant to ASC 205, the Company classifies held for sale assets and liabilities as discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the Company’s operations and financial results. The held for sale classification criteria is presented above under ‘Assets and liabilities held for sale’.
When the Company makes the decision to sell an asset or disposal group, management makes significant assumptions in its evaluation of whether the asset or disposal group can be classified as held for sale and discontinued operations. See Note 6 — Discontinued operations of the Consolidated Financial Statements for further detail.

Redeemable Non-controlling Interest
Valuation and classification of Redeemable NCI involve significant management judgment and estimates. Determining the estimated redemption value of Redeemable NCI requires a discounted cash flow analysis that incorporates assumptions about the Company’s projected revenue, operating margins and cash flows as well as anticipated economic conditions. The Company also has to assess whether the underlying equity instruments are currently redeemable or likely to become redeemable in the future, adding complexity to their classification on the balance sheet. Changes in redemption value are influenced by forward-looking factors and may require adjustments that impact retained earnings and/or additional paid-in capital. These estimates and judgments are inherently subjective and sensitive to future economic and market conditions. See Note 18 — Redeemable non-controlling interest of the Consolidated Financial Statements for further detail.
The Company had the following securities issued and outstanding as of May 6, 2025:

Securities	Number of Securities
Multiple Voting Shares	93,970,705
Subordinate Voting Shares	663,324,992
Restricted Share Units	29,782,293
Stock Options	31,774,847
Financial Instruments and Financial Risk Management
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of the fair value hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly and
•Level 3 – Inputs for the asset or liability that are not based on observable market data.
The Company’s financial instruments consist of cash, cash equivalents, restricted cash, accounts receivable, notes receivable, equity investments, accounts payable, accrued expenses, long-term debt, contingent and deferred consideration liabilities and redeemable NCI.
The fair values of cash, restricted cash, cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. Pursuant to U.S. GAAP, the Company remeasures the fair value of its contingent consideration liabilities each reporting period; and, as such, the carrying values of the Company’s contingent consideration liabilities approximate fair value. The carrying values of the Company’s deferred consideration liabilities, which are initially recorded at fair value on the acquisition date, approximate fair value, as these liabilities accrete in value each reporting period until payment is due. The carrying value of the Company’s redeemable NCI approximates fair value, as it is impacted by (i) the share of comprehensive income (loss) attributable to the Company’s non-controlling interest holders and (ii) the recurring remeasurement of the estimated redemption value of the Company’s redeemable put/call options.
The carrying value and fair value of the Company’s Notes payable was $561.2 million and $539.0 million, respectively, as of March 31, 2025. The carrying value and fair value of the Company’s Notes payable was $568.6 million and $560.0 million, respectively, as of December 31, 2024.
Non-recurring fair value measurements
The Company’s assets measured at fair value on a nonrecurring basis include its long-lived assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or, at minimum, annually for goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. Fair value measurements of these assets are derived using inputs that are not based on observable market data and are classified within Level 3 of the fair value hierarchy. See Note 10 — Property, plant and equipment, net, Note 11 — Leases and Note 13 — Intangible assets, net and Goodwill for further details.

Recurring fair value measurements
The Company’s assets measured at fair value on a recurring basis include certain equity investments and contingent consideration liabilities. Fair value measurements of these financial instruments are derived using inputs that are not based on observable market data and are, therefore, classified within Level 3 of the fair value hierarchy.
For further details about the Company’s financial instruments and financial risk management, see Note 28 — Fair value measurements and financial risk management.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
Credit risk is the risk of a potential financial loss to the Company, if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s accounts receivable and notes receivable. The Company’s maximum credit exposure as of March 31, 2025 and 2024 equates to the carrying amount of cash, cash equivalents, restricted cash, accounts receivable and notes receivable.
All of the Company’s cash, cash equivalents and restricted cash are placed with major U.S. financial institutions, and accounts at each institution are insured by the FDIC up to $250,000. The Company’s cash balances in certain bank deposit accounts, at times, may exceed federally insured limits.
The Company does not have significant credit risk with respect to its customers, as the majority of the Company’s revenues are derived from its retail dispensaries, where customers are required to transfer payment immediately upon purchase. For the three months ended March 31, 2025 and 2024, the Company’s Retail revenues represented 74% and 79%, respectively, of the Company’s Total revenues, net.
The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. Pursuant to ASC 310, Receivables, the Company recognizes its accounts receivable, net of an allowance for credit losses, on the Condensed Interim Consolidated Balance Sheets (Unaudited), in order to present its accounts receivable at the expected realizable value. The Company’s allowance for credit losses is reviewed by management each reporting period, and adjustments are made, if necessary, based on the Company’s historical experience and management’s assessment of the current economic environment. The Company has not adopted standardized credit policies and assesses credit on a customer-by-customer basis in an effort to minimize associated risks. In response to increasing financial pressure across the cannabis industry, the Company has heightened monitoring of its credit exposure to other cannabis operators and continues to prioritize timely collections of outstanding trade receivables.
Liquidity risk
Liquidity risk is the risk that the Company will not have sufficient liquidity to settle its financial obligations and liabilities when due. The Company manages liquidity risk through the management of its capital structure.
The Company has material debt obligations requiring scheduled principal and interest payments. The respective indentures and loan agreements governing the Company’s senior secured notes and lines of credit contain various financial covenants. Non-compliance with these financial covenants or failure to make timely debt service payments could cause the Company’s outstanding principal and accrued interest to become payable immediately or on demand, which would have a material adverse impact on the Company’s financial position and cash flows.
See Note 16 — Notes payable within the accompanying Consolidated Financial Statements for further details.
In addition to the commitments outlined in Note 26 — Commitments and contingencies, as of March 31, 2025, the Company’s financial obligations totaled $0.8 billion. Refer to Note 28 — Fair value measurements and financial risk management for further details.

Currency Risk
The operating results, financial position and cash flows of the Company are presented in USD, which requires the Company to translate the financial accounts for its international subsidiaries into USD, using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Transactions which are denominated in currencies other than the USD are subject to both transaction risk and translation risk.
As of March 31, 2025, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash, cash equivalents and restricted cash bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or fixed-rate financial liabilities at fair value; therefore, a change in interest rates at the reporting date would not affect the Company’s results of operations.
Regulatory Environment: Issuers With U.S. Cannabis-Related Operations
In response to the on-going conflict between U.S. federal and U.S. state regulatory frameworks governing cannabis-related activities, the Canadian Securities Administrators issued Staff Notice 51-352, Issuers with U.S. Marijuana-Related Activities, which outlines industry-specific disclosure requirements for Canadian reporting issuers with operations or investments in the U.S. cannabis industry.
Pursuant to Staff Notice 51-352, the following disclosure is aimed at providing further details regarding:
•the Company’s involvement in the U.S. cannabis industry and quantifying the Company’s balance sheet and operating statement exposure to U.S. cannabis-related activities;
•statements and other available guidance made by U.S. federal authorities or U.S. federal prosecutors regarding the risk of enforcement action as a result of the Company’s involvement with cannabis-related activities;
•the risks related to the Company’s involvement in cannabis-related activities, including, among others, (i) the risk that third party service providers could suspend or withdraw services and (ii) the risk that regulatory bodies could impose certain restrictions on the Company’s ability to operate in the U.S.;
•the Company’s and its affiliates’ ability to access both public and private capital as well as the financing options that are and are not available to the Company and its affiliates to support continuing operations;
•the cannabis-related regulations and applicable licensing requirements of each U.S. state in which the Company and its affiliates operate as well as the Company’s program for monitoring compliance with these regulations and licensing requirements; and
•the status of the Company’s compliance with the cannabis-related regulatory framework and applicable licensing requirements of each U.S. state in which the Company and its affiliates operate.
The Company’s Involvement in the U.S. Cannabis Industry
In the U.S., the cannabis industry remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the Controlled Substances Act (the “CSA”).
In the U.S., the Company and its affiliates are directly involved in the cannabis industry in certain U.S. states that have legalized the medical and/or adult use of cannabis. Currently, the Company and its affiliates hold the requisite licenses to engage in the cultivation, manufacture, processing, distribution and sale of cannabis, as permitted, in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania and Utah. In addition, the Company has partnered with an accredited medical school and obtained a

“clinical registrant” license in Pennsylvania and on November 14, 2024, was granted the license to operate the first Marijuana Research Facility in Massachusetts.
For the three months ended March 31, 2025, 88.7% of the Company’s Total revenues, net were directly derived from U.S. cannabis-related activities. The Company does not differentiate its net assets between those directly derived from cannabis-related activities and those that are unrelated; therefore, such information is not presented.
Regulatory Frameworks Governing Cannabis-Related Activities in the U.S.
Overview of U.S. Federal Regulatory Framework
The Controlled Substances Act
The U.S. federal government regulates drugs, such as cannabis, through the CSA, which places controlled substances in one of five different schedules. Currently, cannabis, except hemp containing less than 0.3% (on a dry weight basis) of tetrahydrocannabinol (“THC”), the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the DEA considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S. and a lack of accepted safety for use of the drug under medical supervision1. As a result, under U.S. federal law, the possession, use, cultivation and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts.
While most jurisdictions have a uniform national framework for regulation of cannabis-related activities, in the U.S., cannabis is also regulated at the U.S. state and local jurisdictional levels. As a result, the U.S. states that have legalized the medical and/or adult use of cannabis have regulatory frameworks that are in direct conflict with that of the U.S. federal government.
The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and U.S. federal laws made pursuant to it are paramount and, in case of conflict between U.S. federal and U.S. state law, U.S federal law shall apply. Consequently, although the Company’s activities are compliant with applicable cannabis-related state and local regulations, strict compliance with these state and local regulations may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company.
To address the inconsistent treatment of cannabis under US. federal and U.S. state laws:
•On August 29, 2013, then U.S. Deputy Attorney General James Cole issued a memorandum (the “Cole Memorandum”) offering guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigation and prosecution of cannabis-related activities in all U.S. states. The Cole Memorandum acknowledged that jurisdictions that have legalized cannabis in some form(s) have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the U.S. federal level. While the Cole Memorandum did not provide specific guidelines for what regulatory and enforcement systems would be deemed sufficient by the Department of Justice (the “DOJ”), the Cole Memorandum was seen by many U.S. state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations.
•On January 4, 2018, then U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum, and in the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions became responsible for establishing enforcement priorities for their respective offices. Despite the rescission of the Cole Memorandum, U.S. federal prosecutors appeared to continue to use the Cole Memorandum’s priorities as an enforcement guide. Certain U.S Attorneys, such as Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, would focus cannabis enforcement efforts on: (i) overproduction; (ii) targeted sales to minors and (iii) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances.
1 21 U.S.C. 812(b)(1).

•On March 10, 2021, Merrick Garland was appointed U.S. Attorney General. During his confirmation hearing, Garland indicated that, under his leadership, the DOJ would focus its resources on violent crime and cartel activity and deprioritize the enforcement of U.S. federal cannabis laws against individuals and state-licensed cannabis businesses.
•On December 2, 2022, H.R. 8454, known as the Medical Marijuana and Cannabidiol Research Expansion Act (the “Research Expansion Act”) was signed into law. The Research Expansion Act, the first piece of standalone federal cannabis reform legislation in U.S. history , established a new, separate registration process for researchers and manufacturers in the cannabis industry, and amongst other things, (i) directs the DEA to register practitioners to conduct cannabis and cannabidiol (“CBD”) research and manufacturers to supply cannabis for research purposes; (ii) expressly allows the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the Food and Drug Administration (the “FDA”); (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iii) permits registered entities to manufacture, distribute, dispense, or possess cannabis or CBD for purposes of medical research; (iv) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (v) directs the HHS to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions such as epilepsy and the impact of cannabis on adolescent brain development.
•On April 30, 2024, the Department of Health and Human Services (the “HHS”), in coordination with the DOJ, recommended to the Drug Enforcement Administration (the “DEA”) that cannabis be rescheduled from Schedule I to Schedule III of the CSA (the “Rescheduling”), and on May 21, 2024, the DEA published a Notice of Proposed Rulemaking (the “NPRM”) signed by U.S. Attorney General Merrick Garland. Rescheduling, which is supported by the National Institute on Drug Abuse, is supported by research studies that concluded cannabis has an accepted medical use in the U.S. and relatively low potential for abuse. The NPRM is subject to evidentiary hearings, a procedural process that allows stakeholders — such as scientists, medical experts, advocacy groups, industry representations and others — to provide testimony and evidence supporting or opposing the NPRM.
•On August 27, 2024, the DEA announced that it would hold a hearing before an administrative law judge on the cannabis rescheduling proposal, a process effectively resembling a trial. The hearing commenced on December 2, 2024. However, on January 23, 2025, the hearing was suspended indefinitely by the administrative law judge in response to a motion submitted by a pro-rescheduling participant in the hearing requesting the DEA to take various corrective actions to address asserted anti-rescheduling bias demonstrated by the DEA. As of the date of this MD&A, no schedule has been set for appeal to the DEA Administrator. At this time, it is unclear time when such appeal may take place or what its outcome may be.
Rescheduling is anticipated to have a substantial impact on the U.S. cannabis industry, including easing restrictions on clinical research into cannabis-based treatments, eliminating the applicability of Section 280E tax provisions and U.S. federal anti-money laundering regulations to state-licensed cannabis businesses, improving access to U.S. banking services and capital markets and reducing insurance liabilities associated with Schedule I substances. It may also contribute to the destigmatization of cannabis use and cannabis-related businesses. However, Rescheduling will not legalize the cultivation, manufacture, processing, distribution and sale of cannabis by state-licensed cannabis business under the CSA.
Companies that operate in the U.S. medical cannabis industry receive a measure of protection from federal prosecution through a “rider” provision to the Consolidated Appropriations Acts, which governs the allocation of federal funding for government operations, programs and agencies. The primary purpose of the rider, known as the “Rohrabacher-Farr Amendment”, is to prohibit the DOJ from using congressionally appropriated funds to interfere with the rights of U.S. states to regulate and manage the medical use of cannabis. The Rohrabacher-Farr Amendment must be renewed annually as part of the appropriations process; otherwise, the DOJ will regain the ability to use congressionally appropriated funds to enforce federal cannabis prohibitions in U.S. states where medical use of cannabis is permitted. Since fiscal year 2015, Congress has renewed the Rohrabacher-Farr Amendment, and as of the issuance of this MD&A, remains in effect. However, there is no guarantee that the Rohrabacher-Farr Amendment will be renewed by Congress in subsequent fiscal years, and the Rohrabacher-Farr Amendment does not legalize the use of cannabis on the U.S. federal level.
In recent years, numerous bills have been introduced in the Congress of the United States (“Congress”) to directly address directly various aspects of U.S. federal cannabis policies, including the decriminalization of cannabis, the imposition of federal taxes, the establishment of national public health and safety standards and the promotion of social equity and economic opportunities in communities disproportionately impacted by the War on Drugs. Notable amongst these are the Cannabis Administration and Opportunity Act (the “CAOA”) and the Marijuana Opportunity Reinvestment and Expungement (“MORE”) Act. While neither the CAOA nor the MORE Act succeeded in passing Congress, the increasing frequency of cannabis-related legislation being introduced in Congress reflects a growing consensus among industry stakeholders and many members of Congress that relying solely on prosecutorial discretion and temporary legislative riders, such as the Rohrabacher-Farr Amendment, to regulate the U.S. cannabis industry is insufficient to protect state-licensed medical cannabis businesses and medical cannabis patients.
Currently, there is no guarantee that U.S. state laws legalizing and regulating cannabis-related activities will not be repealed or overturned or that local governmental authorities will not limit the applicability of U.S. state laws within their respective jurisdictions. In addition, there is no guaranty that comprehensive U.S. federal legislation to de-schedule and decriminalize cannabis will be passed in the near future or at all, or that if such legislation is passed, it will include provisions that preserve the current state-based cannabis programs under which the Company operates and/or are favorable the Company’s U.S. state-licensed operations. Unless and until Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments, there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law against U.S. state-licensed business.
Although the Cole Memorandum has been rescinded, the Company continues to adhere to the operating policies and procedures that became industry best practice while the Cole Memorandum was in effect to ensure the Company’s
(1)operations are compliant with all licensing requirements as established by the applicable U.S. state, county, municipality, town, township, borough and other political/administrative divisions;
(2)cannabis related activities adhere to the scope of the licensing obtained — for example: in U.S. states where only medical cannabis is permitted, the products are only sold to patients who hold the necessary permits and in U.S states where cannabis is permitted for adult use, the products are only sold to individuals who meet the requisite age requirements;
(3)policies and procedures are effective in restricting the distribution of cannabis products to minors;
(4)policies and procedures are effective in preventing the distribution of funds to criminal enterprises, gangs or cartels;
(5)inventory tracking system(s) and necessary procedures are effective in tracking the Company’s inventory and preventing the diversion of cannabis or cannabis-derived into those states where cannabis is not permitted by state law or across any U.S. state lines;
(6)U.S. state-licensed cannabis business activity is not used as a cover or pretense for the trafficking of other illegal drugs or engaged in any other illegal activity or any activities that are contrary to applicable anti-money laundering statutes; and
(7)cannabis and cannabis-derived products comply with applicable regulations and contain necessary disclaimers about the contents of such products to prevent adverse public health consequences from cannabis use and to prevent impaired driving.
In addition, the Company conducts (i) background checks to ensure that its principal officers and management are of good character and are not involved, or engaged, with other illicit drugs or activities, including activities involving violence or the use of firearms in the cultivation, manufacturing or distribution of cannabis or cannabis-related products; and (ii) ongoing reviews of its cannabis-related operations, the premises on which these operations occur and the policies and procedures established by the Company to regulate the possession of cannabis or cannabis products outside of its licensed premises. See “Compliance and Monitoring” section herein for additional details.
Reform of Federal Legislation on Industrial Hemp
On December 20, 2018, the Agriculture Improvement Act of 2018, Pub. L. 115-334 (the “2018 Farm Bill”) was signed into law. The 2018 Farm Bill amended the definition of cannabis in the CSA, to exclude hemp and defined hemp as the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol (“Delta 9”) concentration of not more than 0.3 percent on a dry weight basis. The 2018 Farm Bill granted to U.S. states the authority to license and regulate the cultivation, production, distribution and sale of hemp and hemp-derived products, such as CBD. Unlike cannabis, hemp and certain hemp-derived products can be distributed and/or sold across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture.
Despite the redefinition of hemp under the 2018 Hemp Bill, the FDA (i) has approved only one prescription drug containing CBD, Epidiolex, (ii) prohibits the marketing of CBD as a dietary supplement, as it is an active ingredient in Epidiolex and (iii) prohibits the addition of CBD, THC or other hemp-derived extracts to food or beverages that are sold across state lines. While the FDA permits the use of CBD in cosmetic products, the product must comply with the Federal Food, Drug, and Cosmetic Act and cannot make therapeutic claims. In January 2023, the FDA announced that existing regulatory frameworks for foods and supplements are not appropriate for cannabidiol and expressed its intent to work with Congress to develop a new regulatory pathway for CBD products.
Anti-Money Laundering Laws and Access to Capital
Under U.S. federal law, it may potentially be a violation of U.S. federal anti-money laundering statutes for financial institutions to provide services to U.S. state-licensed cannabis businesses, including taking any proceeds from the sale of any Schedule I controlled substance or otherwise introducing them into the U.S. banking system. Due to the CSA categorization of cannabis as a Schedule I drug, U.S. federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from cannabis sales as deposits. Pursuant to the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”), U.S. banks and other U.S. financial institutions that provide cannabis businesses with a checking account, debit or credit card, small business loan or any other banking service could be charged with money laundering or conspiracy.
While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult use cannabis, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance (the “FinCEN Guidance”) to U.S. prosecutors and certain U.S. financial institutions on how to engage with U.S. state-licensed cannabis businesses in compliance with U.S. federal law. The FinCEN Guidance advised U.S. prosecutors not to focus their enforcement efforts on U.S. banks and other financial institutions that serve cannabis-related entities, provided that the cannabis-related business activities are legal in the respective U.S. state(s) and none of the federal enforcement priorities referenced in the Cole Memorandum are violated — such as keeping cannabis away from children and out of the hands of organized crime. The FinCEN Guidance also clarifies how U.S. banks and other financial institutions can provide depository services to cannabis-related businesses that are consistent with their obligations under the Bank Secrecy Act obligations, including exhaustive customer due diligence and reporting requirements.
While the FinCEN Guidance decreased a certain amount of risk for U.S. banks and other financial institutions considering serving the industry, it does not contain provisions providing such institutions with immunity from prosecution, and it significantly increased the time and cost to U.S. banks and other financial institutions of performing due diligence procedures on each cannabis-related business that they accept as a customer. As such, in practice, the FinCEN Guidance has not increased the willingness of U.S. banks and other financial institutions to provide services to cannabis businesses, and most of these financial institutions continue to decline to operate under the strict requirements provided under the FinCEN Guidance.
The few U.S. state-chartered banks and credit unions that have agreed to work with U.S. state-licensed cannabis businesses are limiting such accounts to small percentages of their total deposits to avoid creating a liquidity risk. As the U.S. federal government can change U.S. banking laws applicable to cannabis-related businesses, at any time and without notice, these U.S. state-charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits derived from cannabis-related businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other noncannabis business customers. In addition, these state-chartered banks and credit unions charge cannabis-related businesses high fees as a means of passing on the added cost of ensuring compliance with the FinCEN Guidance.
In the absence of comprehensive reform of U.S. federal cannabis legislation that would decriminalize the cannabis industry, various legislative bills have been introduced to Congress that would grant U.S. banks and other financial institutions with immunity from U.S. federal prosecution for servicing cannabis-related businesses that are authorized by, and in compliance with, U.S. state’s regulatory frameworks. Such legislation include the Secure and Fair Enforcement Regulation (“SAFER”) Banking Act, which the Senate Banking Committee voted to pass by a bipartisan majority of 14-9 The SAFER Banking Act is awaiting a Senate floor vote that while pending is not guaranteed. Despite increasing support from the public and within Congress for the SAFER Banking Act and similar legislation, there can be no assurance that such legislation will ever be passed.
The Company requires equity and/or debt financing to support on-going operations, capital expenditures and acquisitive growth, and traditional bank financing is typically not available to U.S. state-licensed cannabis businesses. Until Congress passes legislation to ease the risks, restrictions and administrative burden to U.S. banks and other financial institutions of servicing cannabis-related businesses, there can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable., and the Company will continue to be subject to restrictions from financial institutions that could limit the Company’s ability to fund on-going operations, capital expenditures or acquisitions. In addition, while the Company has the ability to raise additional funds through issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.
Service Providers
As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company.
Heightened Scrutiny by Regulatory Authorities
As outlined above, the Company’s existing operations in the U.S., along with any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities. This heightened scrutiny could lead to restrictions on the Company’s ability to operate or invest in certain jurisdictions. Additionally, it could have implications for the Company’s listings on the TSX and NYSE, as well as its reporting obligations in Canada and the U.S.
Adverse changes in government policies or public opinion could significantly influence the regulation of the cannabis industry in Canada, the U.S. and other jurisdictions. A negative shift in public perception regarding medical and/or adult use cannabis could impact future legislation, regulation or enforcement, potentially leading to the abandonment of initiatives or proposals to legalize medical and adult use cannabis. Violations of U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, civil settlements and/or criminal charges.
Following the TSX Listing, the Company became subject to TSX Requirements2, which prohibit direct or indirect ownership or investment in entities engaged in the cultivation, distribution, or possession of cannabis in the U.S. in violation of federal law. In addition, Curaleaf, Inc. and the Company is subject to certain restrictions on cash or cash-equivalent transfers, whereby, amongst other things:
i.Curaleaf Holdings, Inc. is prohibited from transferring cash to Curaleaf, Inc. or its operations engaged in activities that violate U.S. federal cannabis laws.
ii.Curaleaf, Inc. and its subsidiaries or entities under its control are prohibited from transferring cash to Curaleaf Holdings, Inc., whether through dividends or other means.
Noncompliance with TSX requirements could result in the denial of applications for certain approvals, such as the listing of additional securities or delisting from the TSX.
The clearing of the Company’s SVS is dependent on the Clearing and Depository Services Inc. (“CDS”) for SVS quoted on the TSX and the Depository Trust Company (“DTC”) for SVS quoted on the OTCQX. If the CDS and/or DTC were to
2 Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual and TSX Staff Notice 2017-0009 (collectively, the “TSX Requirements”).

impose a ban on the clearing of securities of issuers with cannabis-related activities in the U.S., or if the Company otherwise became ineligible with the CDS and/or DTC, the SVS would become highly illiquid, preventing investors from trading the Company’s shares on the TSX and/or OTCQX.
See the “Risk Factors” section of the AIF for further risk factors associated with the Company and the operations of its U.S. affiliates.
Compliance and Monitoring
The Company uses reasonable commercial efforts to ensure it is in material compliance with the cannabis regulatory environment in the U.S. In addition, the Company actively participates in the regulatory and legislative processes at all levels of the U.S. government—federal, state, and local—through its compliance and government relations departments, legal counsel, third-party consultants and engagement with cannabis industry groups
i.holds all required licenses to cultivate, manufacture, possess and/or distribute cannabis in the respective U.S. state and
ii.remains in good standing and in material compliance with the cannabis regulatory program of each respective U.S. state.
While the Company may occasionally be cited or fined by state regulators for non-compliance with cannabis regulations—such as those related to product labeling, testing, potency, the use of banned additives, or similar matters—the Company is not aware of any circumstances that would likely result in regulatory actions with a material impact to the Company.
The Company is compliant, in all material respects, with the laws and regulations applicable to the cannabis operations of its U.S. affiliates.
The Company’s Compliance Department consists of two vice presidents, three regional directors and state-level compliance officers, reporting up to the Company’s Chief Legal Officer (“CLO”). Each compliance officer monitors local regulatory processes and updates governing bodies in their assigned states, reporting developments to the CLO, and designs and implements strategies in response to regulatory changes. The Company’s compliance department collaborates with third-party legal counsel to ensure compliance with U.S. cannabis laws and regulations.
The Company’s Government Relations Department consists of two vice presidents, Matt Harrell and Don Williams, who work closely with the Company’s management team to develop (i) relationships with U.S. state and local regulators, elected officials and cannabis industry groups and (ii) strategies to protect the Company’s and its’ U.S. affiliates right and ability to participate in the U.S. cannabis industry.
See the “Risk Factors” section of the AIF for further risk factors associated with the Company and the operations of its U.S. affiliates.
Overview of U.S. State Regulatory Frameworks
Despite the continued illegality of cannabis under U.S. federal law, 48 U.S. states, the District of Columbia and the territories of Puerto Rico, the U.S. Virgin Islands, Guam and the Northern Mariana Islands have legalized some form of cannabis for medical use. In addition, 24 states, the Northern Mariana Island, Guam and the District of Columbia have legalized cannabis for adult use.
Each U.S. state that has legalized medical and/or adult use cannabis imposes unique licensing requirements, limits on the number of facilities a license holder may operate, caps on the number of license holders, and other regulations. In addition, all of the U.S. states in which the Company operates have laws permitting the use of cannabis for specific qualifying conditions when recommended by a medical doctor. Adult use, or recreational, cannabis, is sold in licensed dispensaries to adults aged 21 or older.
The Company is compliant, in all material respects, with the laws and regulations applicable to the cannabis operations of its U.S. affiliates in each respective U.S. state.

For further details on the Company’s operations in the U.S., see the state chart include in the section of this MD&A titled Principal Products and Services.
Arizona
Arizona Licensing Scheme
In Arizona, the Arizona Department of Health Services (“AZ DHS”) licenses and regulates medical and adult use cannabis. Licenses allow one dispensary, one processing site, and one cultivation site per licensee. Vertical integration is not required, and off-site processing and cultivation can be shared by cannabis establishments. As of March 31, 2025, there were 182 operating adult use dispensaries.
Arizona Medical Patient Requirements
Qualifying medical conditions in Arizona include, but are not limited to, Alzheimer's; ALS; cancer; chronic pain; Crohn's disease; glaucoma; HIV/AIDS; hepatitis C; PTSD; severe nausea and severe or persistent muscle spasms, such as those associated with multiple sclerosis (“MS”) and epilepsy.
For a comprehensive list of qualifying conditions, refer to the AZ DHS’ Medical Marijuana Program: https://www.azdhs.gov/licensing/medical-marijuana/index.php#qualifying-home.
Arizona Recent and Proposed Legislation
Proposed Arizona legislation includes: HB2770, allowing interstate cannabis sales if permitted under U.S. federal law; SB1262, empowering social equity licensees to report predatory practices and enabling state investigations and HB2301, prohibiting landlords from evicting tenants for cannabis use.
Connecticut
Connecticut Licensing Scheme
In Connecticut, the Connecticut Department of Consumer Protection (“CT DCP”) licenses and regulates medical and adult use cannabis. Cannabis licensing is divided into five main categories: (i) retail, (ii) cultivation, (iii) manufacturing, (iv) delivery and (v) individual licenses and registrations, and there are 14 distinct license types. Medical dispensaries are required to have a board-certified pharmacist on-site to dispense cannabis. As of March 31, 2025, Connecticut had one medical dispensary and 35 hybrid retailer licenses approved by the CT DCP.
Connecticut Medical Patient Requirements
Qualifying medical conditions include, but are not limited to,
•For Individuals Aged 18 and Over: cancer; glaucoma; HIV/AIDS; neurological disorders (e.g., Parkinson’s, MS, epilepsy, ALS); chronic pain; PTSD; autoimmune diseases; gastrointestinal conditions (e.g., Crohn’s disease, ulcerative colitis); sickle cell disease and fibromyalgia).
•For Individuals Under 18: cerebral palsy; cystic fibrosis; muscular dystrophy; severe epilepsy; terminal illnesses requiring end of life care and intractable neuropathic pain that is unresponsive to standard medical treatments.
For a comprehensive list of qualifying conditions, refer to the DCP’s Medical Marijuana Program: https://portal.ct.gov/dcp/medical-marijuana-program/qualification-requirements.
Connecticut Recent and Proposed Legislation
Retail sales of adult use cannabis commenced in Connecticut on January 10, 2023. Recent legislation defined edible cannabis products, established off-site event permits for retailers and introduced regulations for cannabis labeling and packaging.

Florida
Florida Licensing Scheme
In Florida, the Florida Department of Health Office of Medical Marijuana Use (“FL OMMU”) licenses and regulates medical cannabis. The FL OMMU oversees 27 Medical Marijuana Treatment Centers, which encompass all vertically integrated operations, including cultivation, processing, fulfillment/storage and dispensing. Licenses are not capped; however, local zoning approval is required for each dispensary. As of March 31, 2025, Florida had 712 dispensaries throughout the State.
Florida Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; epilepsy; glaucoma; HIV/AIDS; PTSD; ALS; Crohn’s disease; Parkinson’s disease; MS; chronic non-malignant pain and terminal conditions.
For a comprehensive list of qualifying conditions, refer to the FL OMMU’s Medical Marijuana Use Program: https://knowthefactsmmj.com/patients/cards/.
Florida Recent and Proposed Legislation
On November 5, 2024, the ballot initiative in Florida to legalize cannabis for adult use and decriminalize the possession of up to three ounces of cannabis failed to secure approval, representing a setback for the expansion of Florida’s cannabis market.
Illinois
Illinois Licensing Scheme
In Illinois, the cannabis licensing framework is overseen by two departments: the Illinois Department of Financial and Professional Regulation for retail licenses and the Illinois Department of Agriculture for cultivation/processing licenses. Licenses types include (i) retail, (ii) cultivation, (iii) craft growers, (iv) infusers and (v) transporters. Regulations limit each entity to a maximum of three cultivation licenses and 10 retail locations. As of March 31, 2025, Illinois had 250 adult use operational dispensaries.
Illinois Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; HIV/AIDS; ALS; Crohn’s disease; glaucoma; MS; PTSD; intractable pain; fibromyalgia; hepatitis C; Tourette’s syndrome and rheumatoid arthritis. Patients with valid opioid prescriptions may also qualify.
For a comprehensive list of qualifying conditions, refer to the Illinois Department of Public Health’s Medical Cannabis Program: https://www.dph.illinois.gov/topics-services/prevention-wellness/medical-cannabis.
Maine
Maine Licensing Scheme
In Maine, the Maine Department of Administrative and Financial Services Office of Cannabis Policy is responsible for licensing and regulating medical and adult use cannabis. Licenses are not capped; however, (i) municipalities must opt-in for adult use and (ii) medical dispensary owners must be residents of Maine. Medical licensees can be vertically integrated, with one license allowed per dispensary and one license per entity, subject to local approval and relevant licensing (e.g., tobacco or food licenses). Adult-use cannabis licensing is divided into three categories: retail, cultivation and manufacturing, with licensees permitted to hold licenses in multiple categories. As of March 31, 2025, Maine had 238 operational adult use and 85 medical use dispensaries.

Maine Medical Patient Requirements
Qualifying conditions are determined by a practitioner and include any condition where cannabis is deemed therapeutically or palliatively beneficial.
Maine Recent and Proposed Legislation
Legislation enacted in 2023 introduced key updates to the State Medical Use of Cannabis Act and the Cannabis Legalization Act. The legislation
•defined "cannabis paraphernalia";
•authorized caregivers to sell or provide such paraphernalia to qualifying patients for medical cannabis use;
•clarified that the medical use of cannabis does not allow for the sale, offering or furnishing of products containing tobacco, nicotine or synthetic nicotine, without first obtaining a retail tobacco license; and
•mandated the implementation of a comprehensive seed-to-sale tracking system for cannabis plants, cannabis and cannabis-derived products.
Maryland
Maryland Licensing Scheme
In Maryland, the Maryland Medical Cannabis Commission (“MD MCC”) licenses and regulates medical and adult use cannabis. Licenses are divided into five license types: (i) dispensary, (ii) grower/cultivator, (iii) processor, (iv) independent testing laboratory and (v) ancillary business. Each license is linked to a single facility. Regulations limit an individual or entity to holding an interest in, or control over, no more than one grower license, one processor license and four dispensary licenses. As of March 31, 2025, Maryland had 100 operational dispensaries.
Edible cannabis products are permitted, provided they are shelf-stable, and topicals.
Maryland Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cachexia; chronic pain; severe nausea; severe or persistent muscle spasms; glaucoma; HIV/AIDS; Crohn's disease; PTSD and other severe chronic conditions unresponsive to standard medical treatment. Additionally, all dispensaries must have a clinical director available electronically.
For a comprehensive list of qualifying conditions, refer to the MD MCC’s Medical Cannabis Program: https://cannabis.maryland.gov/Pages/Medical_Cannabis.aspx.
Maryland Recent and Proposed Legislation
Effective July 1, 2023, Maryland legalized the purchase and possession of cannabis for personal use by adults aged 21 and older. Other cannabis-related legislation enacted in 2023 (i) renamed the Alcohol and Tobacco Commission to the Alcohol, Tobacco and Cannabis Commission, (ii) established the Maryland Cannabis Administration (the “Administration”) as an independent state agency and (iii) created a regulatory and licensing framework for adult use cannabis. This framework includes the imposition of a sales and use tax on adult use cannabis sales. Additionally, the Administration is tasked with establishing and maintaining a state-run cannabis testing laboratory to ensure product safety and compliance.
Massachusetts
Massachusetts Licensing Scheme
In Massachusetts, the Massachusetts Cannabis Control Commission (“MA CCC”) licenses and regulates medical and adult use cannabis. Medical licenses are granted to Medical Treatment Centers (“MTCs”), which are vertically integrated businesses engaged in the cultivating, processing and retailing of their own cannabis and cannabis-derived products for medical use. Adult-use licenses are divided into a range of license types, including (i) retail, (ii) cultivation, (iii) product manufacturing, (iv) testing laboratories, (v) transporters, (vi) couriers, (vii) research facilities, (viii) social consumption establishments, (ix) microbusinesses and (x) delivery services. Licensees are permitted to holding no more than three licenses within a single license type. Additionally, canopy space is capped at 100,000 square feet, which must be distributed across no more than three cultivation licenses and three MTCs. As of March 31, 2025, Massachusetts had 94 operational MTCs.
Massachusetts Medical Patient Requirements
Qualifying conditions include, but are not limited to, cancer; glaucoma; HIV/AIDS; hepatitis C; ALS; Crohn’s disease; Parkinson’s disease and MS, when such diseases are debilitating. Other debilitating conditions require the attestation of a Qualifying Patient’s healthcare provider.
For a comprehensive list of qualifying conditions, refer to the MA CCC's Medical Use of Marijuana Program: https://www.mass.gov/info-details/massachusetts-law-about-medical-marijuana.
Missouri
Missouri Licensing Scheme
In Missouri, the Missouri Department of Health and Senior Services (“MD HSS”) licenses and regulates medical and adult use (also known as “comprehensive licenses”) cannabis. License types are divided into (i) cultivation, (ii) infused product manufacturing, (iii) dispensary, (iv) transportation, (v) testing and (vi) microbusiness. Missouri does not require vertical integration, and each license is tied to a single facility. Facilities are prohibited from being owned, in whole or in part, or managed by any individual with a disqualifying felony offense. Additionally, no owner may hold more than 10% of the total number of medical and adult use licenses within each license type. As of March 31, 2025, Missouri had 215 operational dispensaries.
Missouri Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; epilepsy; glaucoma; intractable migraines; persistent muscle spasms (e.g., MS and Parkinson's); PTSD; Crohn's disease; HIV/AIDS and terminal illnesses. Physicians may certify other chronic, debilitating conditions.
For a comprehensive list of qualifying conditions, refer to the MD HSS’ Medical Marijuana Regulation Program: https://health.mo.gov/safety/cannabis/patient-services.php.
Nevada
Nevada Licensing Scheme
In Nevada, the Nevada Cannabis Compliance Board (“NV CCB”) licenses and regulates medical and adult use cannabis. Cannabis licenses types include (i) cultivation, (ii) product manufacturing, (iii) distribution, (iv) dispensary/retail, (v) testing laboratory and (vi) consumption lounge. Licenses are not capped; however, they are issued only during designated licensing rounds, which are conducted only on an as needed, based on jurisdictional regulations. As of March 31, 2025, Nevada had one medical, and 105 adult-use operational dispensaries.
Nevada Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, HIV/AIDS; cancer; anorexia nervosa; epilepsy; glaucoma; an autism spectrum disorder; opioid addiction; muscle spasms (including, without limitation, spasms caused by MS) and neuropathic conditions, whether or not such condition causes seizures.

For a comprehensive list of qualifying conditions, refer to the NV CCB’s Medical Marijuana Program: https://dpbh.nv.gov/Reg/MM-Patient-Cardholder-Registry/.
Nevada Recent and Proposed Legislation
Legislation, enacted in 2023, granted the CCB with the authority to take various actions against unlicensed cannabis activities, including seizing and destroying associated cannabis and cannabis-derived products. The CCB is also empowered to allocate resources and take measures to address unlicensed cannabis operations, including investigating and referring cases to appropriate state and/or local law enforcement agencies. In addition, all dispensaries are required to verify consumers ages before selling cannabis or cannabis-derived products to them.
New Jersey
New Jersey Licensing Scheme
In New Jersey, the New Jersey Cannabis Regulatory Commission (“NJ CRC”) licenses and regulates medical and adult use cannabis. Medical licenses are granted to Alternative Treatment Centers, which are vertically integrated businesses engaged in the cultivating, manufacturing and dispensing of their own cannabis and cannabis-derived products for medical use. Adult use licenses are divided into the following types: (i) cultivation, (ii) manufacturing, (iii) wholesale, (iv) distribution, (v) retail and (vi) delivery. Adult-use licensees may vertically integrate by holding any combination of the license types simultaneously or by holding wholesale and distributor licenses simultaneously. Licenses are not capped; however, adult use licensees are limited to operating one business per license type. As of March 31, 2025, New Jersey had 40 medical, and 287 adult use dispensaries operational.
New Jersey Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; anxiety; cancer; chronic pain; epilepsy; glaucoma; HIV/AIDS; Crohn's disease; PTSD; MS and terminal illnesses with a prognosis of less than 12 months.
For a comprehensive list of qualifying conditions, refer to the NJ CRC’s Medicinal Cannabis Program: https://www.nj.gov/cannabis/medicinalcannabis/medicinal/.
New Jersey Recent and Proposed Legislation
Legislation, enacted in 2023, allows licensees to deduct, from taxable income, expenditures that are disallowed currently by the IRS, due to cannabis being a controlled substance under U.S. federal law.
New York
New York Licensing Scheme
In New York, the New York Cannabis Control Board (“NY CCB”), within the Office of Cannabis Management, licenses and regulates medical and adult use cannabis. Medical licenses are granted to ‘registered organizations’, which are vertically integrated businesses permitted to manage one medical cultivation/processing facility and up to four medical dispensaries. Adult use license types include (i) cultivation, (ii) processing, (iii) distribution, (iv) retail and (v) microbusiness operations. As of March 31, 2025, New York had 39 operational registered organization dispensary locations and 341 operational adult use dispensaries.
New York Medical Patient Requirements
Under the OCM’s Medical Cannabis Program certification and registration system, practitioners are authorized to certify patients for medical cannabis use for any condition they believe can be effectively treated with medical cannabis.
For a comprehensive list of qualifying conditions, refer to the NY CCB’s Medical Cannabis Program: https://cannabis.ny.gov/medical-cannabis.

New York Recent and Proposed Legislation
On November 21, 2022, the NY CCB released draft regulations implementing the adult use cannabis program. These regulations included specific provisions outlining the licensing requirements and processes for registered organizations to participate in the adult use market. The draft regulations were published in the New York State Register on June 14th, 2023 and were subsequently approved by the NY CCB on September 12th, 2023. In 2023, litigation was filed challenging the constitutionality of these regulations, resulting in an injunction against the issuance of certain licenses. This litigation was settled in November 2023. As part of the settlement, one group of litigants, military veterans, was granted dispensary licenses, and existing medical operators, including the Company, were permitted to open three dispensaries each.
North Dakota
North Dakota Licensing Scheme
In North Dakota, the North Dakota Department of Health and Human Services (“ND HHS”) licenses and regulates medical cannabis. There are two categories of licenses: manufacturing facilities (which are subdivided into cultivation-only and manufacturing-only) and dispensaries. Each license permits the operation of one dispensary or manufacturing facility per licensee. Currently, the ND HHS is permitted to issue a maximum of two manufacturing facilities licenses and eight dispensary licenses. As of March 31, 2025, all available licenses have been awarded.
Manufacturing facilities are restricted to activities that fall under (i) producing, (ii) processing, (iii) acquiring, (iv) possessing, (v) storing, (vi) transferring and (vii) transporting medical cannabis or medical cannabis-derived products (excluding edibles). Dispensaries are only permitted to purchase cannabis from licensed manufacturing facilities and engage in the storing, delivering, transferring and transporting of medical cannabis.
North Dakota Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; HIV/AIDS; ALS; PTSD; epilepsy; MS; Crohn's disease; neuropathies; Tourette’s syndrome; Ehlers-Danlos syndrome; autism spectrum disorder; brain injuries and terminal illnesses.
For a comprehensive list of qualifying conditions, please refer to the ND HHS’ Medical Marijuana Program: https://www.health.nd.gov/mm.
North Dakota Recent and Proposed Legislation
On November 5, 2024, the ballot initiative in North Dakota to legalize cannabis for adult use did not pass, representing a setback for the expansion of North Dakota’s cannabis market.
Ohio
Ohio Licensing Scheme
As of January 1, 2024, regulatory oversight of Ohio’s cannabis program is shared between two departments. The Division of Cannabis Control (“OH DCC”), within the Ohio Department of Commerce, oversees the registration of patients and caregivers and licenses medical cultivators, processors, dispensaries and testing laboratories; The State Medical Board of Ohio certifies physicians to recommend medical cannabis and approve qualifying conditions. The OH DCC is also responsible for licensing and regulating the adult-use cannabis.
The medical market is divided into the following license types: (i) cultivator (Level I and Level II), (ii) processor, (iii) dispensary and (iv) testing. Each license is tied to a single facility. As of March 31, 2025, Ohio had 139 dispensaries with a dual-use Certificate of Operation, which are permitted to sell both medical and non-medical cannabis.

Ohio Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; epilepsy; severe chronic or intractable pain; PTSD; MS; Parkinson's disease; Crohn's disease; glaucoma; HIV/AIDS; Tourette’s syndrome; traumatic brain injuries; ulcerative colitis and terminal illnesses.
For a comprehensive list of qualifying conditions, refer to the OH DCC’s Medical Marijuana Control Program Patient & Caregiver Registry: https://com.ohio.gov/divisions-and-programs/cannabis-control/patients-caregivers.
Ohio Recent and proposed Legislation
Ohio became the 24th state to legalize adult use cannabis when voters approved Issue 2 in November 2023. The possession and home cultivation of cannabis were legalized effective December 7, 2023. The first proposed rules for adult-use license applications were published on January 29, 2024. License applications opened on June 7, 2024, and provisional licenses were issued on September 7, 2024. All final adult use regulations have been promulgated.
Pennsylvania
Pennsylvania Licensing Scheme
In Pennsylvania, the Pennsylvania Department of Health (“PA DoH”) licenses and regulates medical cannabis. There are three license types: (i) grower/processor, (ii) dispensary and (iii) clinical registrant. As of March 31, 2025, Pennsylvania had 187 operational dispensaries and 12 operational grower/processors. PA DoH also requires each licensed dispensary to have a pharmacist or physician on-site during operating hours.
Pennsylvania Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; anxiety disorder; cancer; epilepsy; glaucoma; HIV/AIDS; PTSD; MS; severe chronic or intractable pain; neurodegenerative diseases; Huntington’s disease; opioid use disorder (unresponsive to standard medical treatment) and terminal illnesses.
For a comprehensive list of qualifying conditions, refer to the PA DHS’ Medical Marijuana Program: https://www.pa.gov/agencies/health/programs/medical-marijuana.html.
Pennsylvania Recent and Proposed Legislation
Legislation, enacted in 2023, introduced significant changes to the licensing structure for grower-processors and dispensaries. Previously, only five of the state's 25 grower/processor licensees could also hold dispensary licenses. All other grower/processors were required to sell their products exclusively to licensed dispensaries for resale to patients. Under the new legislation, 10 of the state’s independent grower/processors are eligible to obtain a dispensary license that permits them to operate a maximum of three retail locations. In addition, all independent dispensaries are now eligible to grow and process cannabis-derived products.

Utah
Utah Licensing Scheme
As of January 1, 2024, regulatory oversight of Utah's medical-only cannabis program is shared between two departments: (i) the Utah Department of Agriculture and Food (“UDAF”), which oversees the licensing of pharmacies, couriers, cultivation and processors of cannabis for medical use, and (ii) the Utah Department of Health and Human Services (“UDHHS”), which oversees regulation of Recommending Medical Providers, Pharmacists, and Patients. The recently established Cannabis Production Establishment Licensing Advisory Board is responsible for final approval of all medical cannabis licenses. As of the 2025 legislative session, pharmacy licenses are capped at 15 (plus one additional rural license in 2026, and one Closed-Door pharmacy). Standalone Tier 1 Processor licenses are capped at 18 (cap limit has already been reached), however, provisions have been made for cultivation licenses to acquire Tier 2 Processor licenses, allowing for final packaging of flower. Cultivation licenses are capped at 15 (cap limit has not been reached). Licensees are allowed to hold multiple types of licenses, and license are nontransferable and non-assignable. Change in ownership of less than 50% are permitted without requiring a new license application. As of March 31, 2025, Utah had 15 operating medical dispensaries.
Utah Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, Alzheimer’s disease; ALS; cancer; epilepsy; chronic pain; autism spectrum disorder; Crohn's disease; ulcerative colitis; MS; HIV/AIDS, terminal illnesses with a life expectancy of less than six months and PTSD. PTSD qualifies if the patient is (i) treated and monitored by a licensed health therapist and (ii) diagnosed by a Veterans Administration healthcare provider or (iii) diagnosed or confirmed by a licensed psychiatrist, psychologist, clinical social worker, or psychiatric advanced practice registered nurse.
For a comprehensive list of qualifying conditions, refer to the Utah Department of Health and Human Services’ Center for Medical Cannabis: https://medicalcannabis.utah.gov/.
Risk Factors
A discussion of the risk factors to which the Company is subject is presented in the section entitled “Risk Factors” of the Company’s AIF, which section is incorporated by reference herein. The Company’s shareholders should carefully evaluate the risk factors noted within the AIF, which is made available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar) under the Company’s profile.
The risks and uncertainties outlined in the AIF and elsewhere in this MD&A are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment; the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected; and the ability of the Company to implement its growth plans could be adversely affected.
The acquisition of the Company SVS is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment.

Controls and Procedures
Disclosure Controls and Procedures
The Company’s controls and procedures are summarized in the section Management’s Annual Report on Internal Controls Over Financial Reporting within the MD&A as of and for the years ended December 31, 2024 and 2023. There have been no material changes to the Company’s controls and procedures from what was disclosed at that time.
Changes in Internal Control Over Financial Reporting
There were no changes to the Company’s internal control over financial reporting that occurred during the quarter ended March 31, 2025 that have materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.